 Exhibit 99.3
Ferroglobe PLC
Extracts from the 2024 Form 20-F
To accompany the PLC Annual Report and Accounts 2024

D.   Risk factors.
Summary of Risk Factors
Risks Related to Our Business and Industry
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Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.

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The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.

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Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

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Losses caused by disruptions in the supply of power would reduce our profitability.

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We could incur significant cash expenses for temporary and potential permanent idling of facilities.

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Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

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Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

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Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.

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We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.

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Natural disasters and climate change could affect our facilities, suppliers or customers, negatively impacting our operations.

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We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

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Products we manufacture may be subject to unfair import competition that may affect our profitability.

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We operate in a highly competitive industry.

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Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.

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We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

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We are dependent on key personnel.

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Shortages of skilled labor could adversely affect our operations.

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In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.

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We may not realize the cost savings and other benefits that we expect to achieve.

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Any failure to integrate acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.

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We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.

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Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

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Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.

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Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.

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We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of any of them to meet contractual obligations to us could have a material adverse effect on our business.

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Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.

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We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged or become obsolete before our intellectual property rights expire.

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Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries which may impact our ability to pay dividends.

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Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

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Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.

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We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increase in profitability.

Risks Related to Legal, Compliance and Regulations
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We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

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Compliance with existing and proposed laws and regulations relating to greenhouse gas emissions and climate change could adversely affect our performance.

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Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.

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Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

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We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.

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Any failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants, or any delays relating thereto, could adversely affect our results of operations.

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Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties and increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

Risks Related to Economics and Politics
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We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may expand our operations and assets into other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

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The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.

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We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.

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We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

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We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.

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New tariffs and duties imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.

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Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.

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Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.

Risks Related to Our Capital Structure
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We are subject to restrictive covenants under our credit facilities and other financing agreements. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

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High leverage may make it difficult for us to service our debt and operate our business.

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We have experienced past losses and cannot assure you that we will be profitable in the future.

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To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Risks Related to Our Ordinary Shares
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Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.

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Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).

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The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.

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Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price of our ordinary shares.

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The Company may be restricted or unable to pay cash dividends in the future.

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If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

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As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than U.S. domestic issuers. The rules and standards applicable to foreign private issuers may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.

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We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

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If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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As an English public limited company, we may be required to obtain shareholder approval for certain capital structure decisions. Such approvals may limit our flexibility to manage our capital structure.

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English law requires that we meet certain financial requirements before we declare dividends or repurchases.

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The enforcement of shareholder judgments against us or certain of our directors may be more difficult.

Risks Related to Tax Matters
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The application of Section 7874 of the Code, including under IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.

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IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.

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We are subject to tax laws of numerous jurisdictions and our interpretation of those laws is subject to challenge by the relevant governmental authorities.

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We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

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We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

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Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.

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We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.

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We may incur current tax liabilities in our primary operating jurisdictions in the future.

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Changes in tax laws may result in additional taxes for us.

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U.S. federal income tax reform could adversely affect us.

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Our transfer pricing policies are open to challenge from taxation authorities internationally.

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making an investment in our ordinary shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statements Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.
Risks Related to Our Business and Industry
Our operations depend on industries including the steel, aluminum, polysilicon, silicone and photovoltaic/solar industries, which, in turn, rely on several end-markets. A downturn or change in these industries or end-markets could adversely affect our business, results of operations and financial condition.
We primarily sell silicon metal, silicon-based alloys, manganese-based alloys and other specialty alloys that we produce to manufacturers of steel, aluminum, polysilicon, silicones, and photovoltaic products. Therefore, our results are significantly affected by the economic trends in the steel, aluminum, polysilicon, silicone and photovoltaic industries. Primary end users that drive demand for steel and aluminum include construction companies, shipbuilders, electric appliances manufacturers, car manufacturers and companies operating in the rail and maritime industries. The primary end users that drive demand for polysilicon and silicones include the automotive, chemical, photovoltaic, pharmaceutical, construction and consumer products industries. Demand for steel, aluminum, polysilicon and silicone from such companies can be strongly correlated with changes in gross domestic product and is affected by global economic conditions. Fluctuations in steel and aluminum prices may occur due to sustained price shifts reflecting underlying global economic and geopolitical factors, changes in industry supply-demand balances, the substitution of one product for another in times of scarcity, and changes in national tariffs. Lower demand for steel and aluminum can yield a substantial build-up of steel and aluminum stocks, resulting in a decline in demand for silicon metal, silicon-based alloys, manganese-based alloys, and other specialty alloys. For example, in 2023, we experienced weak demand from steel manufacturers as well as from chemicals and aluminum producers in Europe, which adversely affected our revenues from sales of silicon metal and silicon-based alloys. Polysilicon and silicone producers are subject to fluctuations in crude oil, platinum, methanol and natural gas prices, which could adversely affect their businesses. Changes in power regulations in different countries, fluctuations in the relative costs of different sources of energy, and supply-demand balances in the different parts of the value chain, among other factors, may significantly affect the growth prospects of the photovoltaic industry. A significant and prolonged downturn in the end markets for steel, aluminum, polysilicon, silicone and photovoltaic products, could adversely affect these industries and, in turn, our business, results of operations and financial condition.

The metals industry is cyclical and has been subject in the past to swings in market price and demand which has led to and could in the future again lead to volatility in our financial results.
Our business has historically been subject to fluctuations in the price and market demand for our products, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The timing, magnitude and duration of these cycles and the resulting price fluctuations are difficult to predict. Across our product portfolio, including silicon-based metals and silicon-based alloys, we have noted periods of increasing prices and volumes followed by decreases due to cyclicality. For example, we experienced a significant increase in market prices across our segments in 2021-2022 due to the re-filling of value chains after the COVID-19 pandemic, which was followed by a sharp decrease in pricing and demand in 2022-2023, exacerbated by the higher interest and inflation rate environment. Prices have continued to fluctuate throughout 2024. Historically, such variances have adversely affected our results in the past and could adversely affect our results again in the future.
Such conditions, and any future decline in the global silicon metal, silicon-based alloys, and manganese-based alloys industries could have a material adverse effect on our business, results of operations and financial condition. Moreover, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and non-residential construction, consumer durables, polysilicon, steel, and chemical industries. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are traded internationally at prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business, results of operations and financial condition.
Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.
Electricity is generally one of our largest production components in terms of cost as a percentage of sales. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local, regional, national and international energy policy or legislation, increased costs due to scarcity of energy supply, changing climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions. For example, increased demand for generation and transmission of energy from alternative and renewable energy sources due to governmental regulations or commitments to acquire energy from renewable energy sources, could increase the price of energy we purchase and therefore increase our cost of production.
Because electricity is indispensable to our operations and accounts for a material percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices to ensure that we maintain profitability. In general, high or volatile energy costs in the countries in which we operate could lead to erosion of margins and volumes, leading to a potential reduction in market share.
In France, as part of a contractual agreement with EDF, we have different electricity prices throughout the year based on demand. The price level is traditionally higher during winter months and drops significantly during the periods from April through October allowing optimization of annual power costs by operating during these more favorable periods. The Company also obtains specific benefits from its participation in the ARENH mechanism administered by the French Energy Regulatory Commission which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities. ARENH expires at the end of 2025 and a new contractual mechanism is anticipated to substitute it.
Furthermore, although we recorded a net benefit of $63,032 thousand in 2024 in relation to these programs ($186,211 thousand in 2023), future benefits recorded under this program in 2025 are expected to be lower than in 2024 depending on actual production periods.

The electrical power for our U.S. and Canadian facilities is supplied mostly by American Electric Power Co., Alabama Power Co., Brookfield Renewable Partners L.P. and Hydro-Québec, and the Tennessee Valley Authority through dedicated lines. Our Alloy, West Virginia facility obtains approximately 50% of its power needs under a fixed price power purchase agreement with a nearby hydroelectric facility owned by a Brookfield affiliate, the contract with which is set to expire in 2025. Should the Company not be able to negotiate terms or find a new supplier at a competitive price or for the quantity of energy required to operate, we may incur material additional costs which could make operating the facility as we have historically unprofitable. Additionally, this facility is more than 70 years old and any breakdown could result in the Alloy facility having to purchase more grid power at higher rates.
Energy supply to our facilities in South Africa is provided by Eskom (State-owned power utility) through rates that are approved annually by the national power regulator (“NERSA”). These rates have been volatile, due to the instability of available supply and are likely to continue increasing. Also, NERSA applies certain revisions to rates based on cost variances for Eskom that are not within our control.
In Spain, power is purchased in a competitive wholesale market. Our facilities are obligated to pay access tariffs to the national grid and receive a credit for our efforts to act as electro-intensive consumers. The volatile nature of the wholesale market in Spain results in price uncertainty that can only be partially offset by long-term power purchase agreements. For example, we experienced a material decrease in sale revenue from manganese-based alloys in 2023 as shipments decreased due to production adjustments in Spain resulting in part from high price energy prices. Additionally, the interruptibility credits that we receive for the services provided to the grid are a major component of our power supply arrangements in Spain.
Losses caused by disruptions in the supply of power would reduce our profitability.
Large amounts of electricity are used to produce silicon metal, manganese and silicon-based alloys and other specialty alloys, and our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, Québec and Argentina facilities. Additionally, on occasion, we have been instructed to suspend operations for several hours by the sole energy supplier in South Africa due to a general power shortage in the country. It is possible that this supplier may instruct us to suspend our operations for a similar or longer period in the future. Such interruptions or reductions in the supply of electrical power adversely affect production levels and may result in reduced profitability. Our insurance coverage does not cover all interruption events and may not be sufficient to cover losses incurred as a result.
In addition, investments in Argentina’s electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as a result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.
Government regulations of electricity in Argentina give the priority to use hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina’s winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.
We could incur significant cash expenses for temporary and potential permanent idling of facilities.
We perform strategic reviews of our business, which may include evaluating each of our facilities to assess their viability and strategic benefits. As part of these reviews, we may idle, whether temporarily or permanently, certain of our existing facilities in order to reduce participation in markets where we determine that our returns are not acceptable. If we decide to permanently idle any facility or assets, we are likely to incur significant cash expenses, including those relating to labor benefit obligations, take-or-pay supply agreements and accelerated environmental remediation costs, as well as substantial non-cash charges for impairment of those assets. If we elect to permanently idle material facilities or assets, it could adversely affect our operations, financial results and cash flows. In the past, certain of our facilities have been idled as a result of poor profitability.
For any temporarily idled facilities, we may not be able to respond in an efficient manner when restarting these to fully realize the benefits from changing market conditions that are favorable to integrated steel producers. When we restart idled facilities, we incur certain costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. The amount of any such costs can be material, depending on a variety of factors, such as the period of time during which the facilities remained idle, necessary repairs and available employees, and is difficult to project.
Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.
Principal components in the production of silicon metal, silicon-based alloys and manganese-based alloys include coal, charcoal, graphite and carbon electrodes, manganese ore, quartzite, wood chips, steel scrap, and other metals. While we own certain sources of raw materials, we also buy raw materials on a spot or contracted basis. The availability of these raw materials and the prices at which we purchase them from third party suppliers depend on market supply and demand and may be volatile such as due to the Ukraine-Russia conflict. Our ability to obtain these materials in a cost efficient and timely manner is dependent on certain suppliers, their labor union relationships, mining and lumbering regulations and output, geopolitical and general local economic conditions.
Over the previous years, certain raw materials (particularly graphite electrodes, coal, manganese ore, and other electrode components) have experienced significant price increases and significant short-term volatility. For example, in 2024, there was a sharp increase in the price of manganese ore resulting from a suspension of exports from Gemco, an Australian mine, caused by a force majeure event. This created a significant supply deficit, which prompted the Company to look for other sources of ore elsewhere. Additionally, the conflict in Ukraine and resulting sanctions on Russia have led to supply limitations and interruptions, which the Company has managed to date but may not be able to continue managing in the future. Future sanctions in other regions where conflicts are unfolding, such as the Middle East, could have similar impacts on the Company. While we try to anticipate price fluctuations due to potential shortages in the supply of critical raw materials or otherwise with longer term contracts and other purchasing strategies, these price swings and supply shortages may affect our cost of production or even cause interruptions in our operations, which may have a material adverse effect on our business, results of operations and financial condition.
We make extensive use of shipping by sea, rail and truck to obtain the raw materials used in our production and deliver our products to customers, depending on the geographic region and product or input. Raw materials and products often must be transported over long distances between mines and other production sites and the plants where raw materials are consumed, and between those sites and our customers. Any severe delay, interruption or other disruption in such transportation, any material damage to raw materials utilized by us or to our products while being transported, or a sharp rise in transportation prices, either relating to events such as the Ukraine-Russia conflict, the conflict in the Middle East or otherwise, could have a material adverse effect on our business, results of operations and financial condition. In 2024, our main supply chain disruption arose as a result of issues from Yemen, which resulted in a high number of cargo ships being re-routed from the Red Sea to Cape of Good Hope, increasing costs and lead times. The continuation and expansion of the conflict in the Middle East may exacerbate this issue. In addition, because we may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements, or at all, any disruption or shortfall in the production and delivery of raw materials could result in higher raw materials costs and likewise materially adversely affect our business, results of operations and financial condition.
Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.
The prices of our raw material inputs are determined by supply and demand, which may be influenced by, inter alia, economic growth and recession, changes in world politics, unstable governments in exporting nations, issues with local supply quantities, and inflation, among other factors. The market prices of raw material inputs will thus fluctuate over time, and we may not be able to pass significant price increases on to our customers. If we do try to pass them on, we may lose sales, in addition to having higher costs. Additionally, decreases in the market prices of our products will not necessarily enable us to obtain lower prices from our suppliers.
Metallurgical manufacturing and mining are inherently dangerous activities and any accident resulting in injury or death of personnel or prolonged production shutdowns could adversely affect our business and operations.
Metallurgical manufacturing generally, and smelting in particular, is inherently dangerous and subject to risks of fire, explosion and sudden major equipment failure. Quartz and coal mining are also inherently dangerous and subject to numerous hazards, including collisions, equipment failure, accidents arising from the operation of large mining and rock transportation equipment, dust inhalation, flooding, collapse, blasting operations and operating in extreme climatic conditions. These hazards have led to accidents resulting in the serious injury and death of production personnel, governmental investigations and sanctions, and prolonged production shutdowns in the past. We may experience fatal accidents or equipment malfunctions in the future, which could have a material adverse effect on our business and operations.
We are heavily dependent on our mining operations, which are subject to certain risks that are beyond our control and which could result in materially increased expenses and decreased production levels.
We mine quartz and quartzite at open pit mining operations and coal at underground and surface mining operations. We are heavily dependent on these mining operations for our quartz and coal supplies. Certain risks beyond our control could disrupt our mining operations, adversely affect production and shipments, and increase our operating costs, such as: (i) a major operational, security, safety and environmental incident at a mining site that disrupts, or causes all or part of, the operations of the mine to cease for some period of time; (ii) mining, processing and plant equipment failures and unexpected maintenance problems; (iii) disruptions in the supply of fuel, power and/or water at the mine site; (iv) adverse changes in reclamation requirements or plans; (v) the inability to renew mining concessions, or related permits or approvals, upon their expiration; (vi) the expropriation of territory subject to a valid concession without sufficient compensation; and (vii) adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers.
Regulatory agencies have the authority under certain circumstances following significant health and safety violations or incidents to order a mine to be temporarily or even permanently closed. If this occurs, we may be required to incur significant legal, operational and capital expenditures to re-open the affected mine. In addition, environmental regulations and enforcement could impose unexpected costs on our mining operations, and future regulations could increase environmental compliance costs or limit our ability to produce quartz and sell coal. Any failure to obtain and renew permits necessary for our mining operations could limit our production and negatively affect our business. It is also possible that we have extracted or may in the future extract quartz from territory beyond the boundary of our mining concession or mining right, which could result in penalties or other regulatory action or liabilities.
Natural disasters and climate change could affect our facilities, suppliers or customers, negatively impacting our operations.
Natural disasters, including droughts, floods, heat waves and wildfires, and the increased frequency and/or severity of such disasters as a result of climate change, may significantly damage our mining and production facilities and infrastructure both directly and indirectly, and cause a contraction in sales to countries adversely affected by their occurrence. Such weather events could adversely affect and disrupt our operations directly, may cause indirect disruptions in our supply chain and logistic routes and may be either chronic (induced by longer-term shifts in climate patterns, such as sea level rise, or changing temperatures, wind or precipitation patterns) or acute (event-driven natural disasters such as cyclones, hurricanes or heat waves).
Our operating sites, as well as those of our partners, within our supply chain, may be exposed to changing and/or increasingly adverse physical impacts as a result of changes in rainfall patterns, increased or unexpected fluctuations in temperatures, water shortages (and potential issues with water availability), rising sea and river levels, lower water levels in rivers due to natural or operational conditions and increased storm frequency and intensity that may result from climate change, among other possible impacts. For example, the Company has experienced non-material direct impacts as a result of weather-related incidents in recent years, including heavy rains in Colombia that created issues with coal transportation (an important raw material for our production), flooding in South Africa and the United States that has delayed transportation of raw materials or finished goods and heat wave incidents that have required the Company to adapt working conditions and operating hours. The Company has also experienced non-material indirect impacts as a result of weather-related incidents in recent years, including low water levels on the Rhone River that reduced the cooling operation of nuclear reactors in France and low water levels that have reduced production of hydroelectric dams, both of which increased our energy costs in affected energy markets. The impacts of climate change on global water resources may result in water scarcity, which could in the future impact our ability to access sufficient quantities of water in certain locations.
These effects may materially adversely impact the cost, production and financial performance of operations. The Company maintains insurance covering damages caused by natural disasters; however, extensive damage to our facilities and staff casualties due to natural disasters may not be covered by our insurer and/or could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results. Such events at our or third-party facilities also could negatively affect future costs and availability of insurance.
We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.
For the year ended December 31, 2024, our 10 largest customers accounted for 56.0% of the Company’s consolidated sales. We expect that we will continue to derive a significant portion of our business from sales to these customers.
Some contracts with our customers do not entail commitments from the customer to purchase specified or minimum volumes of products over time. Accordingly, we face a risk of unexpected, reduced demand for our products from such customers as a result of, for instance, downturns in the industries in which they operate or any other factor affecting their business, which could have a material adverse effect on our revenues and profits.
If we were to experience a significant reduction in sales we make to some or all of such customers, and could not replace these sales with sales to other customers, this could have a material adverse effect on our revenues and profits.
Products we manufacture may be subject to unfair import competition that may affect our profitability.
A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. As a result, while we have sought and obtained such relief in the past, in some cases we have not been successful. Thus, there is no assurance that such relief will be obtained, and if it is not, unfair import competition could have a material adverse effect on our business, results of operations and financial condition.
We operate in a highly competitive industry.
The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. For example, in 2023, we experienced a material decrease in total shipments of manganese-based alloys due in part to lower-cost imports introducing higher pressure from Asia. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.
Competitive pressure from Chinese steel, aluminum, polysilicon and silicone producers may adversely affect the business of our customers, reducing demand for our products. Our customers may relocate to China, where they may not continue purchasing from us.
China’s aluminum, polysilicon and steel producing capacity exceeds local demand and has made China a significant net exporter of aluminum and steel. The Chinese silicone manufacturing industry continues to grow. Chinese aluminum, polysilicon, steel and silicone producers—who are unlikely to purchase silicon metal, manganese and silicon-based alloys and other specialty metals from our subsidiaries outside of China due to the ample availability of domestic Chinese production—may gain global market share at the expense of our customers. An increase in Chinese aluminum, steel, polysilicon and silicone industry market share could adversely affect the production volumes, revenue and profits of our customers, resulting in reduced purchases of our products.
Moreover, our customers might seek to relocate or refocus their operations to China or other countries with lower labor costs and higher growth rates. Any that do so might thereafter choose to purchase from other suppliers of silicon metal, silicon- and manganese-based alloys and other specialty metals which in turn could have a material adverse effect on our business, results of operations and financial condition.
The Company’s ferroalloy business maintains significant exposure to the international steel markets, which in turn is influenced strongly by end markets such as construction and automotive. Recent uncertainty and slowdown in these markets may negatively impact the demand for our products. Additionally, as China is the largest producer of these products, the development in this region is likely to have a global impact on ferroalloy supply. The fundamental overcapacity in China yields a risk for the Company, as the pricing for ferroalloys will remain capped as long as supply is not adjusting to the lower demand.
We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.
A majority of our employees are members of labor unions. We experience protracted negotiations with labor unions, strikes, work stoppages or other industrial actions from time to time. Strikes called by employees or unions have, in the past, and could in the future, materially disrupt our operations, including production schedules and delivery times. We have experienced strikes by our employees at several of our facilities from time to time and a certain number of these strikes have been protracted and have resulted in significant production disruptions. Any such work stoppage could have a material adverse effect on our business, results of operations and financial condition.
New labor contracts have to be negotiated to replace expiring contracts from time to time. It is possible that future collective bargaining agreements will contain terms less favorable than the current agreements. Any failure to negotiate renewals of labor contracts on terms acceptable to us, with or without work stoppages, could have a material adverse effect on our business, results of operations and financial condition.
Many of our key customers or suppliers are similarly subject to union disputes and work stoppages, which may reduce their demand for our products or interrupt the supply of critical raw materials and impede their ability to fulfil their commitments under existing contracts, which could have a material adverse effect on our business, results of operations and financial condition.
We are dependent on key personnel.
Our success depends in part upon the retention of key employees. Competition for qualified personnel can be intense. Current and prospective employees may experience uncertainty about our business or industry, which may impair our ability to attract, retain and motivate key management, sales, technical and other personnel.

If key employees depart, then our overall business may be harmed. We also may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to our business. In addition, the departure of key employees could cause disruption or distractions for management and other personnel. Furthermore, we cannot be certain that we will be able to attract and retain replacements of a similar caliber as departing key employees.
The long-term success of our operations depends to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Javier López Madrid, our Executive Chairman, Marco Levi, our Chief Executive Officer, and Beatriz García-Cos, our Chief Financial Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our business, results of operations and financial condition could be adversely affected. We currently have employment agreements with Mr. López Madrid, Dr. Levi and Ms. García-Cos. These agreements contain certain non-compete provisions, which may not be fully enforceable by us. Additionally, we are substantially dependent upon key personnel among our legal, financial and information technology staff, who enable us to meet our regulatory, contractual and financial reporting obligations, including reporting requirements under our credit facilities.
Shortages of skilled labor could adversely affect our operations.
We depend on skilled labor for the operation of our submerged arc furnaces and other facilities. Some of our facilities are located in areas where demand for skilled personnel often exceeds supply. Shortages of skilled furnace technicians and other skilled workers, including as a result of deaths, work stoppages or other events, could restrict our ability to maintain or increase production rates, lead to production inefficiencies and increase our labor costs.
In certain circumstances, the members of our Board may have interests that may conflict with yours as a holder of ordinary shares.
Our directors have no duty to us with respect to any information such directors may obtain (i) otherwise than as our directors and (ii) in respect of which directors owe a duty of confidentiality to another person, provided that where a director’s relationship with such other person gives rise to a conflict, such conflict has been authorized by our Board in accordance with our articles of association (the “Articles”). Our Articles provide that a director shall not be in breach of the general duties directors owe to us pursuant to the U.K. Companies Act 2006 because such director:
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fails to disclose any such information to our Board, directors or officers; or

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fails to use or apply any such information in performing such director’s duties as a director.

In such circumstances, certain interests of the members of our Board may not be aligned with your interests as a holder of ordinary shares and the members of our Board may engage in certain business and other transactions without any accountability or obligation to us.
We may not realize the cost savings and other benefits that we expect to achieve.
We are continuously looking for opportunities to improve our operations through changes in processes, technology, information systems, and management of best practices. These initiatives are complex and require skilled management and the support of our workforce to implement them.
In our efforts to improve our business fully and successfully, we may encounter material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and a resulting diversion of management’s attention. The challenges include, among others:
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managing change throughout the Company;

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coordinating geographically separate organizations;

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potential diversion of management focus and resources from ordinary operational matters and future strategic opportunities;

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retaining existing customers and attracting new customers;

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maintaining employee morale and retaining key management and other employees;

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integrating two unique business cultures that are not necessarily compatible;

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issues in achieving anticipated operating efficiencies, business opportunities and growth prospects;

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issues in integrating information technology, communications and other systems;

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changes in applicable laws and regulations;

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changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by the governmental authorities; and

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managing tax costs or inefficiencies associated with integrating our operations.

Many of these factors are outside of our control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact our business, results of operations and financial condition.
Any failure to integrate acquired businesses successfully or to complete future acquisitions successfully could be disruptive of our business and limit our future growth.
From time to time, we have pursued acquisitions in support of our strategic goals. In connection with any such acquisition, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisitions may further disrupt our ongoing business and distract management from other responsibilities.
We engage in related party transactions with affiliates of Grupo VM, our principal shareholder.
Conflicts of interest may arise between our principal shareholder and your interests as a shareholder. Our principal shareholder has, and will continue to have, directly or indirectly, the power, among other things, to affect our day-to-day operations, including the pursuit of related party transactions. We have entered, and may in the future enter, into agreements with companies who are affiliates of Grupo VM, our principal shareholder. Such agreements have been approved by, or would be subject to the approval of, the Board or the Audit Committee, as the Board’s delegate. The terms of such agreements may present material risks to our business and results of operations. For example, we have entered into multiple agreements with affiliates of Grupo VM with respect to, among other things, the provision of information technology and data processing services and energy-related services. See “Item 7.B.—Major Shareholders and Related Party Transactions—Related Party Transactions.”
Although we are not currently operating at full capacity, we have previously operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.
Our facilities can manufacture, collectively, approximately 330,000 tons of silicon metal, 300,000 tons of silicon-based alloys and 560,000 tons of manganese-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities, acquiring facilities or building new ones.

We may not have sufficient funds or time to expand existing facilities, acquire new facilities, or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business and financial condition.
Planned investments in the expansion and improvement of existing facilities and in the construction of new facilities may not be successful.
We may engage in significant capital improvements to our existing facilities to upgrade and add capacity to those facilities. We also may engage in the development and construction of new facilities. Should any such efforts not be completed in a timely manner and within budget, or be unsuccessful otherwise, we may incur additional costs or impairments which could have a material adverse effect on our business, results of operations and financial condition.
Our insurance costs may increase materially, and insurance coverages may not be adequate to protect us against all risks and potential losses to which we may be subject.
We maintain various forms of insurance covering a number of specified and consequential risks and losses arising from insured events under the policies, including securities claims, certain business interruptions and claims for damage and loss caused by certain natural disasters, such as earthquakes, floods and windstorms. Our existing property and liability insurance coverage contains various exclusions and limitations on coverage. In some previous insurance policy renewals, we have acceded to larger premiums, self-insured retentions and deductibles. We may also be subject to additional exclusions and limitations on coverage in future insurance policy renewals. There can be no assurance that the insurance policies we have in place are or will be sufficient to cover all potential losses we may incur. In addition, due to changes in our circumstances and in the global insurance market, insurance coverage may not continue to be available to us on terms we consider commercially reasonable or sufficient to cover multiple large claims. For example, as a result of increasing frequency and/or severity of weather-related and other natural disasters stemming from climate change, insurers have begun to reduce or eliminate coverage they offer in regions that are more significantly exposed to climate-related events. Therefore, we may be unable to obtain coverage relating to facilities and operations in vulnerable areas in a commercially reasonable manner or at all.
We depend on a limited number of suppliers for certain key raw materials. The loss of one of these suppliers or the failure of any of them to meet contractual obligations to us could have a material adverse effect on our business.
Colombia and the United States are among the preferred sources for the coal consumed in the production of silicon metal and silicon-based alloys, and the vast majority of producers source coal from these two countries. In the year ended December 31, 2024, approximately 61% of our coal was purchased from third parties. Of our third-party purchases, approximately 85% came from Colombia.
Additionally, the majority of the manganese ore we purchase comes from suppliers located in South Africa and Gabon. We do not control these third-party suppliers and must rely on them to perform in accordance with the terms of their contracts. If these suppliers fail to provide us with the required raw materials in a timely manner, or at all, or if the quantity or quality of the materials they provide is lower than that contractually agreed, we may not be able to procure adequate supplies of raw materials from alternative sources on comparable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition. In addition, since many suppliers of these raw materials are located in the same region, if a natural disaster or event affected one of these regions it is likely alternative sources would also be similarly affected.
Equipment failures may lead to production curtailments or shutdowns and repairing any failure could require us to incur capital expenditures and other costs.
Many of our business activities are characterized by substantial investments in complex production facilities and manufacturing equipment. Because of the complex nature of our production facilities, any interruption in manufacturing resulting from fire, explosion, industrial accidents, natural disaster, equipment failures or otherwise could cause significant losses in operational capacity and could materially and adversely affect our business, results of operations and financial condition.
Other equipment may not continue to perform as it has in the past or as it is expected to perform. A major equipment failure due to wear and tear, latent defect, design error or operator error, early obsolescence, natural disaster or other force majeure event could cause significant losses in operational capacity. Repairs following such failures could require us to incur capital expenditures and other costs. Such major failures also could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. Such costs and liabilities could adversely affect our business, results of operations and financial condition.
We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged or become obsolete before our intellectual property rights expire.
We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metal and silicon-based alloys, including:
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computerized technology that monitors and controls production furnaces;

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electrode technology and operational know-how;

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metallurgical processes for the production of solar-grade silicon metal;

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production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and

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flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

We are subject to a risk that:
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we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;

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if implemented, our technologies may not work as planned;

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our proprietary technologies may become obsolete, including if they are not implemented in a timely manner compared to our competitors; and

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our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property rights will not be enforceable after their regular expiration and, even prior to such expiration, may be deemed unenforceable on other grounds and may not enable us to prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our patents may subject us to a significant award of damages, and may oblige us to secure licenses of others’ intellectual property, which could have a material adverse effect on our business, results of operations and financial condition.
We also rely on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know-how.

Ferroglobe PLC is a holding company whose principal source of revenue is the income received from its subsidiaries which may impact our ability to pay dividends.
Ferroglobe PLC is dependent on the income generated by its subsidiaries in order to earn distributable profits and pay dividends to shareholders. The amounts of distributions and dividends, if any, to be paid to us by any operating subsidiary will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, applicability of tax treaties and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to earn distributable profits and pay dividends on our shares.
Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.
We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims. See “Item 8.A.—Financial Information—Consolidated Statements and Other Financial Information—Legal proceedings” for additional information regarding legal proceedings to which we are party.
Cybersecurity breaches and threats could disrupt our business operations and result in the loss of critical and confidential information.
We rely on the effective functioning and availability of our information technology and communication systems and the security of such systems for the secure processing, storage and transmission of confidential information. The sophistication and magnitude of cybersecurity incidents are increasing and include, among other things, unauthorized access, computer viruses, deceptive communications and malware. We have experienced minor incidents in the past, and information technology security processes may not effectively detect or prevent cybersecurity breaches or threats and the measures we have taken to protect against such incidents may not be sufficient to anticipate or prevent rapidly evolving types of cyber-attacks. Breaches of the security of our information technology and communication systems could result in destruction or corruption of data, the misappropriation, corruption or loss of critical or confidential information, business disruption, reputational damage, litigation and remediation costs.
We make significant investments in the development of new technologies and new products. The success of such technologies or products is inherently uncertain and the investments made may fail to render the desired increase in profitability.
In order to improve our processes and increase margins, we have consistently invested significant amounts in the development of new technologies and in the development of new value added products. However, these developments are inherently uncertain, since they may fail to render the desired results when implemented at an industrial scale.
Specifically, we have invested in the construction of a factory to produce high purity silicon metal through a technology developed and patented by the Company. We believe the technology presents several advantages when compared to competitors’ processes. This high purity silicon could be used for several applications, including advanced ceramics, fillers for semiconductors, special alloys or li-ion batteries. The most promising market is the silicon for the anode of batteries, whose development depends on the validation of the Si/C composites in the new generation of battery cells for electric vehicles (“EVs”). This is a long process and silicon might not deliver the expected results in terms of capacity, cyclability, fast-charging or safety. There could also be new emerging technologies such as solid-state batteries with lithium metal anode that could phase out the use of silicon in the anode.
Risks Related to Legal, Compliance and Regulations
We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.
Our operations are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; waste management and pollution prevention measures; greenhouse gas emissions; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations, and to comply with related laws and regulations. We may not have been and may not always be in full compliance with such permits and related laws and regulations. If we violate or fail to comply with these permits and related laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions, obligations to install or upgrade pollution control equipment and legal claims, including for alleged personal injury or property or environmental damages. Such liability could adversely affect our reputation, business, results of operations and financial condition. In addition, in the context of an investigation, regulatory authorities may require us to make technology upgrades to our facilities that could result in material capital expenses. For example, in August 2023, the Company resolved two Notices of Violation/Findings of Violation (“NOV/FOV”) from the U.S. federal government that alleged numerous violations of the Clean Air Act relating to the Company’s Beverly, Ohio facility. [See “Item 8.A.—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal proceedings” for additional information.] The Beverly facility is also located in an area currently designated as Non-Attainment for the one-hour SO2 National Ambient Air Quality Standards (“NAAQS”). The Company has entered into a Director’s Final Findings & Order (“DFFOs”) with the Ohio Environmental Protection Agency (“OEPA”) imposing facility-wide SO2 emission limits tin connection with the SO2 NAAQS. In May 2023, OEPA submitted an attainment demonstration to the United States Environmental Protection Agency (“EPA”), demonstrating that the state’s DFFOs ensured compliance with the SO2 NAAQS. In September 2023, the EPA issued a final rule approving OEPA’s attainment demonstration. Under this final rule and the DFFOs, the Company must perform additional flow testing at the Beverly facility to verify certain inputs to the NAAQS modeling used to demonstrate attainment with the SO2 NAAQS. The test was completed on June 27, 2024, followed by OEPA’s and USEPA’s approval of the results. We are currently waiting for OEPA to submit the request to USEPA for final approval of the attainment request, which should happen before the end of 2025.
The metals and mining industry is generally subject to risks and hazards, including fire, explosion, toxic gas leaks, releases of other hazardous materials, rockfalls, and incidents involving mobile equipment, vehicles or machinery. These could occur by accident or by breach of operating and maintenance standards, and could result in personal injury, illness or death of employees or contractors, or in environmental damage, delays in production, monetary losses and possible legal liability.
Under certain environmental laws, we could be required to remediate or be held responsible for the costs relating to contamination of our or our predecessors’ past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or did not cause, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.
Additionally, environmental laws are complex, change frequently and are likely to become more stringent in the future. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.
Compliance with existing and proposed laws and regulations relating to greenhouse gas emissions and climate change could adversely affect our performance.
There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or propose to restrict and impose costs on emissions of carbon dioxide and other greenhouse gases (“GHGs”). These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions, or to purchase emission credits or allowances, and may result in a material increase in our energy costs due to additional regulation of power generators.
Under current European Union legislation, all industrial sites are subject to a GHG emissions cap-and-trade program, the EU Emissions Trading System, pursuant to which every facility with GHG emissions is required to purchase emissions allowances in the market system to the extent its emissions exceed an applicable threshold, which is determined by its industry. Through 2024, our applicable emissions threshold has been largely sufficient for our business, limiting our need to purchase emissions allowances and the impact of any associated costs on our business. However, recent changes to regulations have and could continue to reduce the allocation of free allowances and may require us to make significant purchases of emissions rights in the market in the future. Also, certain Canadian provinces have implemented GHG emissions cap-and-trade programs. As a result, our facilities in Canada may be required to purchase emission credits in the future in the market, which could result in material costs to the Company. In addition, increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce could have a material adverse effect on our financial position, results of operations and liquidity.
In the United States, the Biden administration placed a greater emphasis on regulating GHG emissions than prior administrations, although no proposed regulations were enacted. However, carbon taxes, clean energy standards, carbon offsets, and a nationwide U.S. GHG emissions cap-and-trade program have been periodically explored by the U.S. government. In addition, certain state governments have enacted legislation creating mandatory regional or state-level GHG emissions cap-and-trade programs, and similar regulations may be applicable to our operations in the future. Although it is impossible to predict whether such regulations will be enacted or what form such action may take, any such action may result in materially increased compliance costs, additional operating restrictions for our business and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations and liquidity.
Climate change, sustainability regulations and Company initiatives, including our environmental commitments associated with our decarbonization plan, could place additional burden on us and our operations.
We may face increased climate-related regulation as well as expectations from our stakeholders to take actions beyond regulatory requirements to minimize our impact on the environment and mitigate climate change-related effects. The mining and metals sector contributes directly to greenhouse gas emissions and continues to be subject to increasingly stringent GHG emissions reduction regulations. In order to address such regulations, we may be required to adapt our production processes or purchase additional equipment or carbon offsets, leading to increased costs. In 2024, the Company articulated certain decarbonization actions, and committed to reducing our Scope 1 and Scope 2 carbon-specific emissions by at least 26% by 2030 from a 2020 baseline.
The Company’s project to decarbonize the metallurgical silicon production process is expected to require a projected capital expenditure investment of more than €28 million ($29.1 million) for the construction of a biocarbon plant at our Sabón plant, only part of which we may be able to fund via government grants or other support, such as a grant for €11.7 million ($12.2 million) obtained from the Ministry of Industry and Tourism of the Government of Spain, as part of the Strategic Project (PERTE) for Industrial Decarbonization. The goal of the project is to produce our own biocarbon to replace fossil carbon and reduce the carbon footprint. The plant is expected to be operational in 2026.

To meet these additional requirements, we will need to continue to deploy additional equipment, introduce process changes, utilize alternative suppliers and materials, and take other similar actions, some or all of which may require us to incur additional costs which could result in a material adverse effect on our results of operations and our financial position. In addition, if we fail to meet these expectations, we may experience reputational risk which could impact our ability to attract and retain employees, investors and customers.
In the context of efforts to transition to a lower-carbon economy, we will likely be exposed to further policy, legal, technological, and market transition risks. If we do not respond to these risks effectively or if our efforts are lower than our peers, we may suffer reputational risks which may lead to financial repercussions such as a decrease in share price or demand for our products.
Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.
Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its business and products by imposing special duties on unfairly traded imports from certain countries. See “Item 4.B.—Information on the Company—Business Overview—Regulatory Matters—Trade” for additional information.
These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings. Current antidumping and countervailing duty orders thus (i) may not remain in effect and continue to be enforced from year to year, (ii) may change the covered products and countries under current orders, and (iii) may reassess duties.
Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.
We are exposed to significant risks in relation to compliance with anti-bribery and corruption laws, anti-money laundering laws and regulations, and economic sanctions programs.
Operating globally requires us to comply with the laws and regulations of various jurisdictions. In particular, our international operations are subject to anti-corruption laws, most notably the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the U.K. Bribery Act of 2010 (the “Bribery Act”), international trade sanctions programs, most notably those administered by the U.N., U.S. and European Union, anti-money laundering laws and regulations, and laws against human trafficking and slavery, most notably the U.K. Modern Slavery Act 2015 (“Modern Slavery Act”).
The FCPA and Bribery Act prohibit offering or providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. We may deal from time to time with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of these laws. International trade sanctions programs restrict our business dealings with or relating to certain sanctioned countries and certain sanctioned entities and persons no matter where located.
As a result of doing business internationally, we are exposed to a risk of violating applicable anti-bribery and corruption (“ABC”) laws, international trade sanctions, and anti-money laundering (“AML”) laws and regulations. Some of our operations are in developing countries that lack well-functioning legal systems and have high levels of corruption. Our worldwide operations and any expansion, including in developing countries, our development of joint venture relationships worldwide, and the engagement of local agents in the countries in which we operate tend to increase the risk of violations of such laws and regulations. Violations of ABC laws, AML laws and regulations, and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal penalties including possible imprisonment. Moreover, any major violations could have a significant impact on our reputation and consequently on our ability to win future business.

For its part, the Modern Slavery Act requires any commercial organization that carries on a business or part of a business in the U.K which (i) supplies goods or services and (ii) has an annual global turnover of £36 million to prepare a slavery and human trafficking statement for each financial year ending on or after March 31, 2016. In this statement, the commercial organization must set out the steps it has taken to ensure there is no modern slavery in its own business and its supply chain, or provide an appropriate negative statement. The U.K. Secretary of State may enforce this duty by means of civil proceedings. The nature of our operations and the regions in which we operate may make it difficult or impossible for us to detect all incidents of modern slavery in certain of our supply chains. Any failure in this regard would not violate the Modern Slavery Act per se, but could have a significant impact on our reputation and consequently on our ability to win future business.
We seek to build and continuously improve our systems of internal controls and to remedy any weaknesses identified. As part of our efforts to comply with all applicable law and regulation, we maintain a global ethics and compliance program based around our Code of Conduct. However, we cannot be certain that our policies and procedures will be followed at all times or that we will prevent or timely detect violations of applicable laws, regulations or policies by our personnel, partners or suppliers. Any actual or alleged failure to comply with applicable laws or regulations could lead to material liabilities not covered by insurance or other significant losses, which in turn could have a material adverse effect on our business, results of operations, and financial condition.
Any failure to procure, renew or maintain necessary governmental permits, including environmental permits and concessions to operate our hydropower plants, or any delays relating thereto, could adversely affect our results of operations.
The operation of our hydropower plants is highly regulated, requires various governmental permits, including environmental permits and concessions, and may be subject to the imposition of changing or increasingly stringent conditions by governmental or regulatory authorities. We may be unable to maintain compliance with the conditions prescribed in such permits and concessions or obtain permits essential to our operations, and the imposition of increasingly stringent conditions could impair our ability to operate our plants. If we fail to satisfy the conditions of, or comply with the operating conditions imposed by governmental authorities in, our permits or concessions, or fail to comply with other restrictions imposed by other applicable statutory or regulatory requirements, we may face enforcement action and be subject to fines, penalties or additional costs or revocation of such permits or concessions. Any failure to procure, renew or abide by necessary permits and concessions would adversely affect the operation of our hydropower plants.
Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties and increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
We are, and may increasingly become, subject to various laws, rules, regulations, treaties, decisions and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws, rules, regulations, treaties, decisions and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction and in a manner that is inconsistent with our data practices and that could have a material adverse effect on our results of operations, financial condition and cash flows. New laws, amendments to or reinterpretations of existing laws, rules, regulations, treaties, decisions, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws.
Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (“EEA”), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, we also are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to last for at least four years in respect of the U.K.’s data protection framework, enabling data transfers from EU Member States to the U.K. to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the U.K. and the EU in relation to certain aspects of data privacy and security law remains unclear. Although we do not have material operations in the U.K., we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the U.K., and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the U.K., and we cannot predict future implications.
All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time.
Risks Related to Economics and Politics
We have operations and assets in the United States, Spain, France, Canada, China, South Africa, Norway, Venezuela, Argentina and may expand our operations and assets into other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.
Our international operations and sales may expose us to risks that are more significant in developing markets than in developed markets and which could negatively impact future revenue and profitability. Operations in developing countries may not operate or develop in the same way or at the same rate as might be expected in a country with an economy, government and legal system similar to western countries. The additional risks that we may be exposed to in such cases include, but are not limited to:
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tariffs and trade barriers;

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sanctions and other restrictions in our ability to conduct business with certain countries, companies or individuals;

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recessionary trends, inflation or instability of financial markets;

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regulations related to customs and import/export matters;

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tax issues, such as tax law changes, changes in tax treaties and variations in tax laws;

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absence of a reliable legal or court system;

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changes in regulations that affect our business, such as new or more stringent environmental requirements or sudden and unexpected raises in power rates;

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limited access to qualified staff;

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inadequate infrastructure;

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cultural and language differences;

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inadequate banking systems;

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restrictions on the repatriation of profits or payment of dividends;

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crime, strikes, riots, civil disturbances, terrorist attacks or wars;

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nationalization or expropriation of property;

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less access to urgent medical care for employees and key personnel in the case of severe illness;

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law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

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deterioration of political relations among countries.

In addition to the foregoing, exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.
The critical social, political and economic conditions in Venezuela have adversely affected, and may continue to adversely affect, our results of operations.
Among other policies in recent years, the Venezuelan government has continuously devalued the Bolívar. The resulting inflation has devastated the country, which is experiencing all manner of shortages of basic materials and other goods and difficulties in importing raw materials. In 2016, we idled our Venezuelan operations and sought to determine the recoverable value of the long-lived assets there. We concluded that the costs to dispose of the facility exceeded the fair value of the assets, primarily due to political and financial instability in Venezuela. Accordingly, we wrote down the full value of our Venezuelan facilities. However, our inability to generate cash in that market may cause us to default on some of our obligations there in the future, which may result in administrative intervention or other consequences. In addition, in the recent past the Venezuelan government has threatened to nationalize certain businesses and industries, which could result in a loss of our Venezuelan facilities for no consideration. If the social, political and economic conditions in Venezuela continue as they are, or worsen, our business, results of operations and financial condition could be adversely affected. Venezuela net assets value were immaterial as of December 31, 2024 and 2023, respectively. There were no sales for the years ended December 31, 2024, 2023 and 2022, respectively.
We are exposed to foreign currency exchange risk and our business and results of operations may be negatively affected by the fluctuation of different currencies.
We transact business in numerous countries around the world and a significant portion of our business entails cross border purchasing and sales. Our sales made in a particular currency do not exactly match the amount of our purchases in such currency. We prepare our consolidated financial statements in USD, while the financial statements of each of our subsidiaries are prepared in the respective entity’s functional currency. Accordingly, our revenues and earnings are continuously affected by fluctuations in foreign currency exchange rates. For example, in instances when our sales made in USD exceed the amount of our purchases made in USD, the appreciation of certain currencies (like the Euro or the ZAR) against the USD would tend to have an adverse effect on our costs. Such adverse movements in relevant exchange rates could have a material adverse effect on our business, results of operations and financial condition.
We are impacted by the ongoing military conflict between Russia and Ukraine. Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the continuation of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported and the conflict continued in 2023 and 2024. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could continue to lead to market disruptions, including significant volatility in commodity and energy prices, credit and capital markets, as well as supply chain interruptions.
Russia and Ukraine are meaningful producers of silicon metal, silicon alloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry. The inability of Russian and Ukrainian producers to meet their customer obligations has created tightness in the market. Likewise, we have previously relied on a number of inputs from Russia and the Commonwealth of Independent States region, including metallurgical coke, anthracite and carbon and graphite electrodes. In response to the ongoing conflict, we have diversified away from these regions. However, our ability to continue to procure these necessary inputs is not certain and could adversely impact our operations.
Additionally, Russia’s prior annexation of Crimea, its recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the non-government-controlled areas of Zaporizhzhia and Kherson in Ukraine, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, an expansive ban on imports and exports of products to and from Russia and a ban on exportation of U.S denominated banknotes to Russia or persons located there. Additional potential sanctions, export controls and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) have adversely affected and are likely to continue to adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. In addition, several countries have provided support to Ukraine, such as the supply of financial resources, weapons and equipment, as well as other humanitarian aid, which may lead to broadening or internationalization of the conflict. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.
Management continually tracks developments in the conflict in Ukraine and is committed to actively managing our response to potential disruptions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results.
We are exposed to changes in economic and political conditions where we operate and globally that are beyond our control.
Our industry is affected by changing economic conditions, including changes in national, regional and local unemployment levels, changes in national, regional and local economic development plans and budgets, shifts in business investment and consumer spending patterns, credit availability, and business and consumer confidence. Disruptions in national economies and volatility in the financial markets may and often will reduce consumer confidence, negatively affecting business investment and consumer spending. The outlook for the global economy in the near term is negative due to several factors, including geopolitical risks, inflation and concerns about global growth and stability.
We are not able to predict the timing or duration of periods of economic growth in the countries where we operate or sell products, nor are we able to predict the timing or duration of any economic downturn or recession that may occur in the future.
New tariffs and duties imposed by certain governments, including the United States, the European Union and others, could have a material adverse effect on our results of operations.
In March 2018, the United States imposed import tariffs of 25 percent on steel and 10 percent on aluminum. Exemptions from these tariffs were allowed for steel from Argentina, Australia, Brazil, Canada, Mexico, and

South Korea, and aluminum from Argentina, Australia, Canada, and Mexico. These tariffs were expanded to apply to steel and aluminum derivatives from most countries. China, the EU, and other countries imposed retaliatory duties on products from the United States.
In January 2022, the tariffs on steel and aluminum from the EU were replaced by “tariff-rate quotas”, which allow a certain volume of imports to enter without the additional tariffs, but impose a 25% tariff on steel imports and a 10% tariff on aluminum imports exceeding the quota amount. Similar arrangements to replace the steel and aluminum tariffs with tariff-rate quotas were implemented for Japan and the U.K. in April and June 2022, respectively.
Beginning in July 2018, the United States also imposed 25 percent tariffs on a wide array of Chinese products, including products produced and consumed by Ferroglobe, and 7.5 percent on a smaller range of products. In January 2020, the United States and China entered an initial “Phase 1” agreement to resolve the trade dispute between the two countries. The agreement resulted in the suspension of Chinese retaliatory duties on certain U.S. products and the commitment by China to purchase products from the United States. It is unclear whether and, if so, when the two countries will reach a Phase 2 agreement that would resolve the dispute more broadly. Currently a Phase 2 agreement appears unlikely in the foreseeable future.
There are indications that China has not fully complied with its Phase 1 commitments. If China were found to be in noncompliance, the United States could reimpose tariffs on Chinese products that are currently suspended or increase the existing tariffs.
In April 2025, the Trump administration announced proposed changes to its international trading policies, including the introduction of a new tariff system. Implementation of certain of these tariffs has since been selectively paused pending negotiations, which remain ongoing as of the date of this Annual Report.
Any broader “trade war” resulting from the imposition of tariffs could have a significant adverse effect on world trade and the world economy. To date, tariffs have not affected our business to a material degree.
Recent government actions and regulations, such as export restrictions, tariffs, and other trade protection measures could adversely affect our business.
Ferroglobe imports and sells products worldwide, which could expose the Company to recent trade policy dynamics of the U.S. and other countries. As a result, changing government policies could have a material adverse effect on our business, financial condition, and operating results.
As of the date of this Annual Report, the full scope remains unclear as to what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of additional tariffs on goods imported into the U.S., tax policy related to international commerce, increased export control, sanctions and investment restrictions, or other trade matters. The new trade policies being progressively implemented by the new administration in the U.S. are creating a host of unpredictable reactions among trading partners. The full scope and timing of these actions is currently indeterminable.
Impacts may include the price of raw materials, responsive or retaliatory actions from governments, such as retaliatory tariffs on imports into Ferroglobe’s foreign markets from the U.S., and the opportunity for competitors—not subject to such changes—to establish a presence in markets where Ferroglobe participates. It could also have a significant impact on our operations. Today, the fluid governmental policy decisions and their impact, whether direct or indirect, remain unclear.
Our suppliers, customers, agents or business partners may be subject to or affected by export controls or trade sanctions imposed by government authorities from time to time, which may restrict our ability to conduct business with them and potentially disrupt our production or our sales.
The United States, European Union, United Nations and other authorities have variously imposed export controls and trade sanctions on certain countries, companies, individuals and products, restricting our ability to trade normally with or in them. At present, compliance with such trade regulation is not affecting our business to a material degree. However, new trade regulations may be imposed at any time that target or otherwise affect our customers, suppliers, agents or business partners or their products. In particular, trade sanctions could be imposed that restrict our ability to do business with one or more critical suppliers and require special licenses to do so. Such events could potentially disrupt our production or sales and have a material adverse effect on our business, results of operations and financial condition.
Risks Related to Our Capital Structure
We are subject to restrictive covenants under our credit facilities and other financing agreements. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.
Our ability to comply with applicable debt covenants may be affected by events beyond our control, potentially leading to future breaches. The breach of any of the covenants contained in our credit facilities, unless waived, could constitute an event of default, in turn permitting the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the credit facilities in question. In addition, certain of our financing facilities contain cross default provisions pursuant to which a default under one financing agreement could permit lenders under other financing agreements to accelerate such debt. If in such circumstances we were unable to repay our creditors, or obtain waivers from them on acceptable terms or at all, our creditors could foreclose upon the collateral securing the credit facilities and exercise other rights. Such events, should they occur, could have a material adverse effect on our business, results of operations and financial condition.
Moreover, the restrictions contained in our financing agreements affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, collateral requirements and other restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions.
High leverage may make it difficult for us to service our debt and operate our business.
Although the Company completed a full redemption of its Reinstated Senior Notes in 2024, high leverage has in the past had, and in the future could have, important consequences, including:
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making it more difficult for us to satisfy our obligations to all creditors;

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requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund internal growth through working capital and capital expenditures and for other general corporate purposes;

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increasing our vulnerability to a downturn in our business or economic or industry conditions;

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placing us at a competitive disadvantage compared to our competitors that have less indebtedness in relation to cash flow;

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limiting our flexibility in planning for or reacting to changes in our business and our industry;

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restricting us from investing in growing our business, pursuing strategic acquisitions and exploiting certain business opportunities; and

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limiting, among other things, our and our subsidiaries’ ability to incur additional indebtedness, including refinancing, or raise equity capital in the future and increasing the costs of such additional financings.

Our ability to service our indebtedness at any given time depends on our performance, including continued positive results and liquidity, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, including the military conflicts in Ukraine and the Middle East. Many of these factors are beyond our control. We may not be able to generate enough cash flow from operations or obtain enough capital to service our indebtedness or fund our planned capital expenditures. If we cannot service our indebtedness and meet our other obligations and commitments, we might be required to refinance our indebtedness, obtain additional financing, delay planned capital expenditures or dispose of assets to obtain funds for such purposes. We cannot assure you that any refinancing or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of our outstanding debt instruments.
We have experienced past losses and cannot assure you that we will be profitable in the future.
Our business has historically been subject to fluctuations in the prices of our products and the market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. The Company reported positive net results for the years ended December 31, 2024, 2023 and 2022, respectively, following a period of losses. Because of the numerous uncertainties and risks inherent in our industry, we are unable to ensure that such profitability will continue into the future.
To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness as well as fund capital expenditures depends in part on our ability to continue to generate cash in the future. This depends on the success of our business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control.
There can be no assurance that we will:
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generate sufficient cash flow from operations;

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realize operating improvements on schedule; or

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have future borrowings available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs.

Furthermore, applicable law and contractual arrangements from time to time impose restrictions on certain of our subsidiaries’ ability to make payments to Ferroglobe PLC and other entities within the Group, which could impact our ability to service and pay our obligations as they mature or to fund our liquidity needs.
There can be no assurance that we will have the available liquidity or the ability to raise financing in order to repay our debt instruments at or ahead of their maturity.
If we are unable to further satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or further restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. There can be no assurance that any refinancing or debt restructuring would be possible, or if possible, that it would be on similar terms to those of our debt instruments existing at that time, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been seen in recent years, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness.
Risks Related to Our Ordinary Shares
Grupo VM, our principal shareholder, has significant voting power with respect to corporate matters considered by our shareholders.
Our principal shareholder, Grupo VM, has, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and the composition of our board and executive management team. Grupo VM owns shares representing 36.2% of the aggregate voting power of our capital stock. So long as Grupo VM retains its voting power, as well as its representation on the Board, Grupo VM will have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Grupo VM is likely to be able to block any such matter, including ordinary resolutions, which, under English law, require approval by a majority of outstanding shares cast in the vote. Grupo VM will also be able to block special resolutions, which, under English law, require approval by the holders of at least 75% of the outstanding shares entitled to vote and voting on the resolution, such as an amendment of the Articles or the exclusion of preemptive rights.
Grupo VM has pledged most of its shares in our company to secure a loan from Tyrus Capital (“Tyrus”).
Grupo VM has guaranteed its obligations pursuant to a credit agreement (the “GVM Credit Agreement”) with respect to a loan granted to Grupo VM by Tyrus Capital (“GVM Loan”). In addition, Grupo VM has entered into a security and pledge agreement (the “GVM Pledge Agreement”), with Tyrus pursuant to which Grupo VM agreed to pledge most of its shares to Tyrus to secure the outstanding GVM Loan.
In the event Grupo VM defaults under the GVM Credit Agreement, Tyrus may foreclose on the shares subject to the pledge which could then impact the Company’s share price.
The market price of our ordinary shares may be volatile and may fluctuate due to factors beyond our control.
Our ordinary shares are admitted for trading on the Nasdaq Capital Market under the symbol “GSM”. The market price of our ordinary shares is subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, and governmental legislation or regulation, as well as general economic and market conditions, such as downturns in our economy and recessions.
Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Similarly, the market price of our ordinary shares may fluctuate significantly based upon factors unrelated or disproportionate to our operating performance.
These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our ordinary shares.
Significant sales of our ordinary shares, or the perception that significant sales thereof may occur in the future, could adversely affect the market price of our ordinary shares.
Sales of substantial amounts of our ordinary shares in the public market, and the availability of shares for future sale could adversely affect the prevailing market price of our ordinary shares and could cause the market price of our ordinary shares to remain low for a substantial amount of time.
The Company may be restricted or unable to pay cash dividends in the future.
Although the Company has paid in the past, and is currently paying dividends, the payment of any future dividends is subject to any then-applicable financial covenants that could in the future restrict the payment of dividends or the repurchase of our shares. The payment of dividends now and prospectively depends at all times on, among other matters, our results of operations and financial condition and on such other factors as our Board of Directors may, in their discretion, consider relevant.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares, or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If there is limited or no securities or industry analyst coverage of us, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares or provide relatively more favorable recommendations concerning our competitors, or, if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail regularly to publish reports about our Company, we could lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.
As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than U.S. domestic issuers. The rules and standards applicable to foreign private issuers may afford relatively less protection to holders of our ordinary shares, who may not receive all corporate and company information and disclosures they are accustomed to receiving or in a manner to which they are accustomed.
As a foreign private issuer, the rules governing the information that we are required to disclose differ from those governing U.S. corporations pursuant to the U.S. Exchange Act. Although we intend to report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules requiring the reporting of beneficial ownership and sales of shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to this part of the U.S. Exchange Act and that our insiders are not subject to short-swing profit rules. As a result, in deciding whether to purchase our shares, you may not have all the data that you are accustomed to having when making investment decisions with respect to domestic U.S. public companies.
Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as our Company, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)) and the Board Diversity Disclosure Rule (Rule 5606) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules, and we intend to continue complying with the Nasdaq corporate governance rules applicable to foreign private issuers. Accordingly, our shareholders will not have the same protections afforded to stockholders of U.S. companies that are subject to all of the corporate governance requirements of Nasdaq.
We may lose our foreign private issuer status, which would then require us to comply with the U.S. Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026 (or the first day of the fiscal year immediately succeeding the end of such second quarter). We would lose our current status as a foreign private issuer, if (a) a majority of our ordinary shares are either directly or indirectly owned of record by residents of the U.S. and (b) (i) a majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50 percent of our assets are located in the U.S. or (iii) our business is administered principally in the U.S.. If we lost this status, we would be required to comply with the U.S. Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we identified material weaknesses in our internal control over financial reporting, one of which was not fully remediated as of December 31, 2024. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.
Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our ordinary shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.
We are taking measures and plan to continue to take measures to remediate this material weakness. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and therefore we would not be able to conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be materially and adversely affected.
As an English public limited company, we may be required to obtain shareholder approval for certain capital structure decisions. Such approvals may limit our flexibility to manage our capital structure.
English law provides that a board of directors may only allot shares (or rights or convertible into shares) with the prior authorization of shareholders, such authorization being up to the aggregate nominal amount of shares and for a maximum period of five years, each as specified in the Articles or relevant shareholder resolution. The Articles authorize the allotment of additional shares for a period of five years from October 26, 2017 (being the date of the adoption of the Articles), which authorization needed to be renewed upon expiration (i.e., at least every five years). Authorizations may also be sought more frequently for additional five-year terms (or any shorter period). The initial authorization was renewed by the 2022 Annual General Meeting (“AGM”) for an additional five years.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders acting in a general meeting, to exclude preemptive rights. Such an exclusion of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the exclusion is contained in the articles of association, or from the date of the shareholder resolution, if the exclusion is by shareholder resolution. In either case, this exclusion would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). The Articles excluded preemptive rights for a period of five years from October 26, 2017, which exclusion needed to be renewed upon expiration (i.e., at least every five years), Authorizations may also be sought more frequently for additional five-year terms (or any shorter period). The initial exclusion was renewed by the 2022 AGM for an additional five years.
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution (i.e., a resolution passed by a simple majority of votes cast) and other formalities. As an English company listed on Nasdaq, we may not purchase our shares except where our shareholders have approved our doing so by ordinary resolution (and with a maximum duration of such approval of five years). At the AGM held in June 2024, the Company’s shareholders approved a share buyback program for the repurchase of up to 37.8 million shares over a five-year period.
Future allotment authorizations, exclusions of preemptive rights or share buyback programs may not be approved, which could limit our flexibility in managing our capital structure.
English law requires that we meet certain financial requirements before we declare dividends or repurchases.
Under English law, we may only declare dividends, make distributions or repurchase shares out of distributable reserves of the Company or distributable profits. “Distributable profits” are a company’s accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made, as reported to the Companies House. In addition, as a public company, we may only make a distribution if the amount of our net assets is not less than the aggregate amount of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate amount. The directors may also decide to pay interim dividends if it appears to them that the profits available for distribution justify the payment. When declaring the payment of a dividend, the directors will be required under English law to comply with their duties, including considering our future financial requirements.
The enforcement of shareholder judgments against us or certain of our directors may be more difficult.
Because we are a public limited company incorporated under English law, and because most of our directors and executive officers are non-residents of the United States and substantially all of the assets of such directors and executive officers are located outside of the United States, our shareholders could experience more difficulty enforcing judgments obtained against our Company or our directors in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. public company or U.S. resident directors. In addition, it may be more difficult (or impossible) to assert some types of claims against our Company or its directors in courts in England, or against certain of our directors in courts in Spain, than it would be to bring similar claims against a U.S. company or its directors in a U.S. court.
The United States is not currently bound by a treaty with Spain or the United Kingdom providing for reciprocal recognition and enforcement of judgments rendered in civil and commercial matters with Spain or the United Kingdom, other than arbitral awards. There is, therefore, doubt as to the enforceability of civil liabilities based upon U.S. federal securities laws in an action to enforce a U.S. judgment in Spain or the United Kingdom. In addition, the enforcement in Spain or the United Kingdom of any judgment obtained in a U.S. court based on civil liabilities, whether or not predicated solely upon U.S. federal securities laws, will be subject to certain conditions. There is also doubt that a court in Spain or the United Kingdom would have the requisite power or authority to grant remedies in an original action brought in Spain or the United Kingdom on the basis of U.S. federal securities laws violations.
Risks Related to Tax Matters
The application of Section 7874 of the Code, including under IRS guidance, and changes in law could affect our status as a foreign corporation for U.S. federal income tax purposes.
We believe that, under current law, we should be treated as a foreign corporation for U.S. federal income tax purposes. However, the U.S. Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”). Under Section 7874 of the Code, we would be treated as a U.S. corporation for U.S. federal income tax purposes if, after the Business Combination, (i) at least 80% of our ordinary shares (by vote or value) were considered to be held by former holders of common stock of Globe by reason of holding such common stock, as calculated for Section 7874 purposes, and (ii) our expanded affiliated group did not have substantial business activities in the United Kingdom (the “80% Test”). The percentage (by vote and value) of our ordinary shares considered to be held by former holders of common stock of Globe immediately after the Business Combination by reason of their holding common stock of Globe is referred to in this disclosure as the “Section 7874 Percentage.”
Determining the Section 7874 Percentage is complex and, with respect to the Business Combination, subject to legal uncertainties. In that regard, the IRS and U.S. Department of the Treasury (“U.S. Treasury”) issued temporary Regulations in April 2016 and finalized Regulations in July 2018 (collectively, the “Section 7874 Regulations”), which include a rule that applies to certain transactions in which the Section 7874 Percentage is at least 60% and the parent company is organized in a jurisdiction different from that of the foreign target corporation (the “Third Country Rule”). This rule applies to transactions occurring on or after November 19, 2015, which date is prior to the closing of the Business Combination. If the Third Country Rule were to apply to the Business Combination, the 80% Test would be deemed met and we would be treated as a U.S. corporation for U.S. federal income tax purposes. While we believe the Section 7874 Percentage is less than 60% such that the Third Country Rule does not apply to us, we cannot assure you that the IRS will agree with this position and would not successfully challenge our status as a foreign corporation. If the IRS successfully challenged our status as a foreign corporation, significant adverse tax consequences would result for us and could apply to our shareholders.
In addition, changes to Section 7874 of the Code, the U.S. Treasury Regulations promulgated thereunder, or to other relevant tax laws (including under applicable tax treaties) could adversely affect our status or treatment as a foreign corporation, and the tax consequences to our affiliates, for U.S. federal income tax purposes, and any such changes could have prospective or retroactive application. Legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing us to be treated as a U.S. corporation if the management and control of us and our affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which we would be treated as a U.S. corporation such that it would be lower than the threshold imposed under the 80% Test.
IRS guidance and changes in law could affect our ability to engage in certain acquisition strategies and certain internal restructurings.
Even if we are treated as a foreign corporation for U.S. federal income tax purposes, the Section 7874 Regulations materially changed the manner in which the Section 7874 Percentage will be calculated in certain future acquisitions of U.S. businesses in exchange for our equity, which may affect the tax efficiencies that otherwise might be achieved in transactions with third parties. The Section 7874 Regulations also may more generally limit the ability to restructure the non-U.S. members of our Company to achieve tax efficiencies, unless an exception applies.

We are subject to tax laws of numerous jurisdictions and our interpretation of those laws is subject to challenge by the relevant governmental authorities.
We and our subsidiaries are subject to tax laws and regulations in the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. These laws and regulations are inherently complex, and we and our subsidiaries are (and have been) obligated to make judgments and interpretations about the application of these laws and regulations to us and our subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could materially affect our effective tax rate.
We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.
We are a company incorporated in the United Kingdom. Current U.K. tax law provides that we will be regarded as being a U.K. resident for tax purposes from incorporation and shall remain so unless (i) we were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.
Based upon our management and organizational structure, we believe that we should be regarded solely as resident in the United Kingdom from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the United Kingdom, we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and reporting obligations provided under the relevant tax law, which could result in additional costs and expenses and an increase of our effective tax rate.
We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.
We intend to operate in a manner such that, when relevant, we are eligible for benefits under tax treaties entered into between the United Kingdom and other countries. However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.
Our or our subsidiaries’ failure to qualify for benefits under the tax treaties could result in adverse tax consequences to us and our subsidiaries and could result in certain tax consequences of owning or disposing of our ordinary shares differing from those discussed below.
Future changes to domestic or international tax laws or to the interpretation of these laws by the governmental authorities could adversely affect us and our subsidiaries.
The U.S. Congress, the U.K. Government, the European Union and the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting” (or “BEPS”), in which payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Thus, the tax laws in the United States, the United Kingdom, the European Union or other countries in which we and our affiliates do business are changing and any such changes could adversely affect us, mostly those related to interest limitation rules. Furthermore, the interpretation and application of domestic or international tax laws made by us and our subsidiaries could differ from that of the relevant governmental authority, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

On July 1, 2018, OECD’s so-called “Multi-Lateral Instrument” entered into force covering 87 jurisdictions and impacting over 1,200 double tax treaties. The adoption and transposition into domestic legislations of the Anti-Tax Avoidance Directives (known as “ATAD 1 and 2”) by the European Union is another key development that is impacting us, mostly when it comes to interest deduction limitation. On December 2021, the European Commission published a proposal for a Directive “laying down rules to prevent the misuse of shell entities for improper tax purposes and amending Directive 2011/16/EU.” This Directive is also referred to as the ATAD 3 Directive. The implementation of this directive could affect us.
Further developments are to be seen in areas such as the “making tax digital—initiatives” allowing authorities to monitor multinationals’ tax position on a more real time basis and the contemplated introduction of new taxes, such as revenue-based digital services taxes aimed at technology companies, but which may impact traditional businesses as well in the sense of allocating a portion of the profitability of the given company to jurisdictions where it has significant sales even though it is not physically present.
Pillar One and Pillar Two legislation
The latest developments by the OECD in tax matters are the so-called Pillar One and Pillar Two rules. Under Pillar One, the OECD intends to set up the foundations for allocating to the market jurisdiction (i) non-routine profit; (ii) a fixed remuneration based on the Arm´s length Principle for baseline distribution and marketing functions; and (iii) an additional profit where in-country functions exceed the base-line activity already compensated. In principle, our business is not in scope of this measure as it refers to raw materials and commodities and this kind of business is excluded under the current drafting of the paper. Additionally, the measure would apply to multinational entities with revenues exceeding EUR20 billion and a profitability greater than 10%, which would exclude our company from its application.
Then, Pillar Two rules, also called the GloBE (Global Anti-Base Erosion proposal) rules consist of setting a minimum rate of taxation, giving the countries the right to apply a “top up” tax where jurisdictional profit is taxed at a rate below the minimum 15% rate. This top up tax is to be collected through several avenues: (i) domestic minimum taxes in local jurisdictions; (ii) the income inclusion rule, charging top up tax in the ultimate parent jurisdiction (or in some cases, in the jurisdiction of an intermediary holding company); (iii) an undertaxed profit rule charging top up tax on profits which are not within the scope of any territory’s income inclusion or domestic minimum tax rules; (iv) switch over rule in the double tax treaties to allow the jurisdiction of residence to switch from exemption to credit method when the profit of a permanent establishment is taxed below the minimum rate; and (v) a subject to tax rule to allow withholding tax or other taxation or adjust eligibility to treaty benefits on payments not subject to the minimum rate.
On June 20, 2023, legislation was substantively enacted which introduced a domestic top-up tax (“DTT”) and multinational top-up tax (“MTT”) as part of Finance (No. 2) Act 2023. On January 15, 2025, the UK’s DTT was confirmed by the OECD, under their Inclusive Framework on BEPS, as being a qualified domestic minimum top-up tax (“QDMTT”) from December 31, 2023. Concurrently, the UK’s MTT was confirmed by the OECD as being a qualified income inclusion rule (“IIR”) from December 31, 2023. The qualifying status is dependent on the OECD Inclusive Framework recognizing it as such, which will be subject to peer review and monitoring.
On December 22, 2022, the EU approved the Minimum Tax Directive (“Pillar Two Directive” or “Pillar Two” or “Directive”). The Directive required Member States to transpose the rules into domestic law by December 31, 2023. The main rule of the Directive, the IIR, became effective on December 31, 2024 with the backstop rule, the undertaxed profit rule (“UTPR”), becoming effective on or after December 31, 2024. The Directive provided the option for Member States to implement a QDMTT that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits.
Under Article 33 of the Finance Act for 2024, dated December 29, 2023, France enacted legislation implementing this Directive. The IIR and the QDMTT entered into force for fiscal years initiated on or after December 31, 2023 and was confirmed by the OECD on January 15, 2025. The UTPR is in general terms entering into force for fiscal years initiated on or after December 31, 2024.

On December 21, 2024, Spain enacted legislation implementing Pillar Two into domestic law. The legislation closely follows the EU Minimum Taxation Directive and introduces a QDMTT and an IIR for reporting years starting on or after December 31, 2023. The qualified status of the IIR and DTT for Spain has yet to be confirmed the OECD. The Directive also introduces a UTPR for reporting years starting on or after December 31, 2024. Additionally, the legislation includes a Transitional Country-by-Country (“CbCR”) Safe Harbor, a Safe Harbor for QDMTT, and a Transitional UTPR Safe Harbor.
Other jurisdictions where the Ferroglobe group is present like Canada, South Africa and Norway have also implemented the IRR, UTPR and QDMTT in general terms with effects on fiscal years starting on or after January 1, 2024. The Company also operates in the United States, which has not implemented Pillar Two legislation as of the date of this annual report. In summary, the Ferroglobe group is subject to the global minimum top-up tax under Pillar Two tax legislation in U.K., Spain, France, Norway and Canada. In particular, QDMTT and IRR applies in the U.K., France, Spain, Norway and South Africa on fiscal years beginning on or after December 31, 2023. UTPR applies in Spain, and France starting on or after December 31, 2024. U.K., Spain, France, Canada and Norway have implemented into their legislations transitional CbCR safe harbor provisions. South Africa has not, and therefore general reference to the OECD GloBe rules apply.
The group has performed the transitional CbCR safe harbor analysis using fiscal year 2023 financial statements and the qualified Country-by-Country Reporting data using the rules in force in the UK, which are deemed qualified transitional safe harbor rules as per resolution from the OECD The group satisfies the requirements to be relieved from the full GloBe Rules analysis as to fiscal year 2023, with no resulting Pillar Two taxation. Additionally, the transitional safe harbor analysis has also been completed with the available data for fiscal year 2024 at the time of the preparation and filing of this report. With the interim data used, which is not data from the qualified Country-by-Country Reporting yet since certain countries are still pending to complete their respective statutory audit, the group satisfies the requirements of at least one of the safe harbors per jurisdiction, thus not resulting in QDMTT or IRR payable in any of the jurisdictions where the group is present.
We may become subject to income or other taxes in jurisdictions which would adversely affect our financial results.
We and our subsidiaries are subject to the income tax laws of the United Kingdom, the United States, France, Spain, South Africa and the other jurisdictions in which we operate. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions. A change in the division of our earnings among our tax jurisdictions could have a material impact on our effective tax rate and our financial results. In addition, we or our subsidiaries may be subject to additional income or other taxes in these and other jurisdictions by reason of the management and control of our subsidiaries, our activities and operations, where our production facilities are located or changes in tax laws, regulations or accounting principles. Changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of these or similar proposals could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.
Although we have adopted guidelines and operating procedures to ensure our subsidiaries are appropriately managed and controlled, we may be subject to such taxes in the future and such taxes may be substantial. The imposition of such taxes could have a material adverse effect on our financial results.
We may incur current tax liabilities in our primary operating jurisdictions in the future.
We expect to make current tax payments in some of the jurisdictions where we do business in the normal course of our operations. Our ability to defer the payment of some level of income taxes to future periods is dependent upon the continued benefit of accelerated tax depreciation on our plant and equipment in some jurisdictions, the continued deductibility of external and intercompany financing arrangements, the application of tax losses prior to their expiration in certain tax jurisdictions and the application of tax credits including R&D credits, among other factors. The level of current tax payments we make in any of our primary operating jurisdictions could adversely affect our cash flows and have a material adverse effect on our financial results.
Changes in tax laws may result in additional taxes for us.
We cannot assure you that tax laws in the jurisdictions in which we reside or in which we conduct activities or operations will not be changed in the future. Such changes in tax law could result in additional taxes for us. As mentioned above, changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation as a result of future tax law changes could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where we operate.
U.S. federal income tax reform could adversely affect us.
Legislation commonly known as the Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017, and introduced significant changes to the U.S. federal tax code. These changes included a reduction in the federal corporate income tax rate from 35% to 21%, the introduction of a base erosion and anti-abuse tax (“BEAT”), modifications to the U.S. taxation of foreign earnings, and adjustments to the timing of income and expense recognition and the deductibility of certain business expenses.
Since the TCJA’s enactment, we have continued to evaluate its impact on our business as regulations and administrative guidance have evolved. As of December 31, 2024, we have not identified any material adverse effects on the taxation of our U.S. operations resulting from the TCJA or subsequent clarifying rules issued by the Treasury Department and the Internal Revenue Service.
With the recent re-election of President Trump and a renewed focus on maintaining and potentially expanding elements of the TCJA, further changes to U.S. tax policy may occur, including extensions of key TCJA provisions that are set to expire in the coming years. Any such changes could affect our tax position, compliance obligations, or future effective tax rate.
This Annual Report does not discuss in detail the TCJA or other potential changes in U.S. tax law or policy and how they may affect us or our stockholders. We encourage you to consult with your own legal and tax advisors regarding U.S. tax law and the potential tax consequences of investing in our shares.
Our transfer pricing policies are open to challenge from taxation authorities internationally.
Tax authorities have become increasingly focused on transfer pricing in recent years. Due to our international operations and an increasing number of inter-company cross-border transactions, we are open to challenge from tax authorities with regards to the pricing of such transactions. A successful challenge by tax authorities may lead to a reallocation of taxable income to a different tax jurisdiction and may potentially lead to an increase of our effective tax rate.
ITEM 4.   INFORMATION ON THE COMPANY
A.   History and Development of the Company
Ferroglobe PLC
Ferroglobe PLC, initially named VeloNewco Limited, was incorporated under the U.K. Companies Act 2006 as a private limited liability company in the United Kingdom on February 5, 2015. The Company was a wholly-owned subsidiary of Grupo Villar Mir (“Grupo VM”). On October 16, 2015, VeloNewco Limited re-registered as a public limited company. As a result of the Business Combination, which was completed on December 23, 2015, Ferroglobe Spain Metals and Ferroglobe USA (formerly FerroAtlántica and Globe, respectively) merged through corporate transactions to create Ferroglobe PLC, one of the largest producers worldwide of silicon metal and silicon and manganese-based alloys. To effect the Business Combination,

Ferroglobe acquired from Grupo VM all of the issued and outstanding ordinary shares, par value €1,000 per share, of Ferroglobe Spain Metals in exchange for 98,078,161 newly issued Class A Ordinary Shares, nominal value $7.50 per share, of Ferroglobe, after which Ferroglobe Spain Metals became a wholly-owned subsidiary of Ferroglobe. Immediately thereafter, Gordon Merger Sub, Inc., a wholly-owned subsidiary of Ferroglobe, merged with and into Ferroglobe USA Inc., and each outstanding share of common stock, par value $0.0001 per share, was converted into the right to receive one newly-issued ordinary share, nominal value $7.50 per share, of Ferroglobe. After these steps, Ferroglobe issued, in total, 171,838,153 shares, out of which 98,078,161 shares were issued to Grupo VM and 73,759,992 were issued to the former Globe shareholders. Our ordinary shares are currently traded on the Nasdaq under the symbol “GSM.”
On June 22, 2016, we completed a reduction of our share capital, as a result of which the nominal value of each share was reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to distributable reserves.
On August 21, 2018, we announced a share repurchase program, which provided authorization to purchase up to $20,000 thousand of our ordinary shares in the period ending December 31, 2018. On November 7, 2018, we completed the repurchase program, acquiring 2,894,049 ordinary shares for a total consideration of $20,100 thousand, including applicable stamp duty. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury.
On July 29, 2021, upon the closing of the refinancing of our senior notes, the Company issued 8,918,618 new ordinary shares to Rubric Capital Management LP on behalf of certain managed or sub-managed funds and accounts and Grupo Villar Mir, S.A.U for a total issued share capital of $40,000 thousand, 1,900,000 shares as a work fee and 7,013,872 shares to bondholders related to the financing transactions.
On October 6, 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the ordinary shares of Ferroglobe PLC. The Company had the ability to offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. In 2021, the Company sold 186,053 ordinary shares under the Equity Distribution Agreement, for net proceeds of $1,400 thousand. The Company did not sell any other securities under this agreement. Effectiveness of the related registration statement, and ability to sell additional ordinary shares under the Equity Distribution Agreement, expired on June 15, 2024.
During 2023 and 2024, a small number of the ordinary shares held in treasury have been used to satisfy share awards made by the Company to its management team under the Ferroglobe PLC Equity Incentive Plan 2016.
On August 5, 2024, the Company announced a five-year share repurchase program approved by the board and shareholders at the June 2024 annual general meeting. The approval covers up to 37.8 million shares. As of December 31, 2024, the Company had repurchased 598,207 shares for a total consideration of $2.4 million at an average price of $4.06 per share. see “Item 16.E.—Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”
The number of ordinary shares held as treasury shares as of December 31, 2024, was 1,536,435. See Note 12 Equity to our consolidated financial statements.
Significant milestones in our history are as follows:
•
1996: acquisition of the Spanish company Hidro Nitro Española, S.A. (“Hidro Nitro Española”), operating in the ferroalloys and hydroelectric power businesses, and start of the quartz mining operations through the acquisition of Cuarzos Industriales S.A. from Portuguese cement manufacturer Cimpor;

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1998: expansion of our manganese- and silicon-based alloy operations through the acquisition of 80% of the share capital of FerroAtlántica de Venezuela (currently FerroVen, S.A.) from the Government of Venezuela in a public auction;

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2000: acquisition of 67% of the share capital of quartz mining company Rocas, Arcillas y Minerales, S.A. from Elkem, a Norwegian silicon metal and manganese- and silicon-based alloy producer;

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2005: acquisition of Pechiney Electrométallurgie, S.A., now renamed FerroPem, S.A.S., a silicon metal and silicon-based alloys producer with operations in France, along with its affiliate Silicon Smelters (Pty) Ltd. in South Africa;

•
2005: acquisition of the metallurgical manufacturing plant in Alloy, West Virginia, and Alabama Sand and Gravel, Inc. in Billingsly, Alabama, both in the U.S.;

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2006: acquisition of Globe Metallurgical Inc., the largest merchant manufacturer of silicon metal in North America and largest specialty ferroalloy manufacturer in the United States;

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2006: acquisition of Stein Ferroaleaciones S.A., an Argentine producer of silicon-based specialty alloys, and its Polish affiliate, Ultracore Polska;

•
2007: creation of Grupo FerroAtlántica, S.A.U., the holding company of our FerroAtlántica Group;

•
2007: acquisition of Camargo Correa Metais S.A., a major Brazilian silicon metal manufacturer;

•
2008: acquisition of Rand Carbide PLC, a ferrosilicon plant in South Africa, from South African mining and steel company Evraz Highveld Steel and Vanadium Limited, and creation of Silicio FerroSolar, S.L., which conducts research and development activities in the solar grade silicon sector;

•
2008: acquisition of 81% of Solsil, Inc., a producer of high-purity silicon for use in photovoltaic solar cells;

•
2008: acquisition of a majority stake in Ningxia Yonvey Coal Industry Co., Ltd., a producer of carbon electrodes (the remaining stake subsequently purchased in 2012);

•
2009: creation of French company Photosil Industries, S.A.S., which conducts research and development activities in the solar grade silicon sector;

•
2009: sale of interest in Camargo Correa Metais S.A. in Brazil to Dow Corning Corporation and formation of a partnership with Dow Corning at the Alloy, West Virginia facility;

•
2010: acquisition of Core Metals Group LLC, one of North America’s largest and most efficient producers and marketers of high-purity ferrosilicon and other specialty metals;

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2010: acquisition of Chinese silicon metal producer Mangshi Sinice Silicon Industry Company Limited;

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2011: acquisition of Alden Resources LLC, North America’s leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries;

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2012: acquisition of SamQuarz (Pty) Ltd, a South African producer of silica, with quartz mining operations;

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2012: acquisition of a majority stake (51%) in Bécancour Silicon, Inc., a silicon metal producer in Canada, operated as a partnership with Dow Corning as the holder of the minority stake of 49%;

•
2014: acquisition of Silicon Technology (Pty) Ltd. (“Siltech”), a ferrosilicon producer in South Africa;

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2015: Business Combination of Globe and FerroAtlántica as wholly-owned subsidiaries of Ferroglobe PLC

•
2018: acquisition from a subsidiary of Glencore PLC of a 100% interest in manganese alloys plants in Mo i Rana, Norway and Dunkirk, France, through newly-formed subsidiaries Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France, SAS;

•
2018: sale of the majority interest in Hidro Nitro Española to an entity sponsored by a Spanish renewable energies fund;

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2019: sale of 100% interest in FerroAtlántica, S.A.U. (“FAU”), to investment vehicles affiliated with TPG Sixth Street Partners;

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2019: sale of 100% interest in Ultra Core Polska, z.o.o, to Cedie, S.A;

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2021: Sale of Niagara Falls silicon metal facility;

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2023: Sale of Chateau Feuillet silicon-alloy facility.

Corporate and Other Information
Our registered office is located at 5 Fleet Place, London EC4M 7RD, our Board of Directors is based at our London Office at 13 Chesterfield Street, London W1J 5JN, United Kingdom and our management is based in London and also at Torre Emperador Castellana, Paseo de la Castellana, 259-D, P49, 28046 Madrid, Spain. The telephone number of our Spanish Office is +34 915 903 219.
Our agent for service of process in the United States is Ferroglobe USA, Inc. 1595 Sparling Road, Waterford, OH 45786 Washington Country, United States.
Our Internet address is https://www.ferroglobe.com. The information on our and the SEC website is not a part of, or incorporated by reference into, this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov.
Corporate Developments and Capital Expenditures
For a further description of important corporate developments since January 1, 2022, see “Item 18. Financial Statements.” For information regarding the Company’s material commitments for capital expenditures, see “Item 4.B.—Information on the Company—Business Overview.” For information about the amounts invested in capital expenditures over the last three fiscal years see “Item 5.B.—Liquidity and Capital Resources—Capital Expenditures.” And “Item 5.B.—Liquidity and Capital Resources—Contractual Obligations.
B.   Business Overview
Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has (i) quartz mining activities in Spain, the United States, Canada, and South Africa, (ii) low-ash metallurgical quality coal mining activities in the United States, and (iii) interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of many of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.
We sell our products to a diverse base of customers worldwide, in a wide range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors, electric vehicle batteries and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.
We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on high value-added products most likely to enhance profitability, including the production of customized solutions and high-purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.
Industry and Market Data
The statements and other information contained below regarding Ferroglobe’s competitive position and market share are based on reports periodically published by leading metals industry consultants and leading metals industry publications and information centers, as well as on the estimates of Ferroglobe’s management.
Ferroglobe’s Competitive Strengths and Strategy
Competitive Strengths
Leading market positions in silicon metal, silicon-based alloys and manganese-based alloys
We are a leading global producer of our core products based on merchant production capacity and maintain the leading market share in certain of our products. The Company has global production capacity for silicon metal of approximately 330,000 metric tons (including 51% of our attributable partnership capacity). We have 66% of the production capacity market share in North America and approximately 25% of the global market share (globally, excluding China), according to management estimates for our industry. In the case of manganese-based alloys, we retain approximately 15% of market share in Europe. We are among the three largest global producers of manganese alloys, excluding those located in China.
Our scale and global presence across five continents allow us to offer a wide range of products to serve a variety of end-markets, including those which we consider to be dynamic, such as the solar, automotive, consumer electronic products, semiconductors, electric vehicle batteries, construction and energy industries. As a result of our market leadership and breadth of products, we possess critical insight into market demand, allowing for more efficient use of our resources and operating capacity. Our ability to source critical, high-quality raw materials from within our Company group promotes operational and financial stability and reduces the need to compete with our competitors for supply. We believe our vertical integration also provides a competitive advantage, allowing us to deliver an enhanced product offering with consistent quality on a cost-efficient basis to our customers.
Global production footprint and reach
Our diversified production base comprises facilities across North America, Europe, South America, South Africa and Asia. We have the capability to produce our core products at multiple facilities, providing a competitive advantage when reacting to changing global demand trends and customer requirements. Furthermore, this broad base ensures reliability for our customers who value timely delivery and consistent product quality. Our diverse production base also enables us to optimize our production plans and shift production to the lowest cost facilities. Most of our production facilities are located close to sources of principal raw materials, key customers or major transport hubs to facilitate delivery of raw materials and distribution of finished products. This enables us to service our customers globally, while optimizing our working capital and aiding our customers to optimize their inventory levels.
Diverse base of high-quality customers across growing industries
We sell our products to customers in more than 40 countries, with our largest customer concentration in North America and Europe. Our products are used in end products spanning a broad range of industries, including solar, personal care and healthcare products, automobile parts, carbon and stainless steel, water pipe, solar, semiconductor, electric vehicle batteries, oil and gas, infrastructure and construction. Although some of these end-markets have growth drivers similar to our own, others are less correlated and offer the benefits of diversification, especially in the areas with secular growth, such solar and EV battery markets. This diversity of products, customers and end-markets provides stability to our business.

Many of our customers, we believe, are leaders in their end-markets and fields. We have built long-lasting relationships with customers based on the breadth and quality of our product offerings and our ability to produce products that meet specific customer requirements. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s 10 largest customers accounted for 56.0%, 50.5% and 50.1% of our consolidated sales, respectively. Our customer relationships provide us with stability and visibility into our future volumes and earnings, though we are not reliant on any individual customer or end-market. Our customer relationships, together with our diversified product portfolio, provide us with opportunities to cross-sell new products; for example, by offering silicon-based or manganese-based alloys to existing steelmaking customers.
Flexible and low-cost structure
We believe we have an efficient cost structure, enhanced over time by vertical integration through strategic acquisitions. The largest components of our cost base are raw materials and power. Our relatively low operating costs are primarily a result of our ownership of, and proximity to, sources of raw materials, and our access to attractively priced energy, skilled labor and efficient production processes.
We believe our vertically integrated business model and ownership of sources of raw materials provides us with a cost advantage over our competitors. Moreover, such ownership and the fact that we are not reliant on any single supplier for the remainder of our raw material needs generally ensures a stable, long-term supply of raw materials for our production processes, thereby enhancing operational and financial stability. Transportation costs can be significant in our business; our proximity to sources of raw materials and customers improves logistics and represents another cost advantage. The proximity of our facilities to our customers also enhances our delivery times.
We capture, recycle and sell most of the by-products generated in our production processes, which further reduces our costs.
We operate with a largely variable cost of production and our diversified production base allows us to shift our production and distribution between facilities and products in response to changes in market conditions over time. Additionally, the diversity of our currency and commodity exposures provides, to a degree, a natural hedge against foreign exchange and raw materials pricing volatility. Our production costs are mostly dependent on local factors while our product prices are influenced more by global factors. Depreciation of local, functional currencies relative to the U.S. Dollar, when it occurs, reduces the costs of our operations, offering an increased competitive edge in the international market.
We believe our scale, flexibility and global presence enable us to sustain our operations during periods of economic downturn, volatile commodity prices and demand fluctuations.
Stable supply of critical, high quality raw materials
In order to ensure a reliable supply of high-quality raw materials for the production of our metallurgical products, we have invested in strategic acquisitions of sources that supply a meaningful portion of the inputs our manufacturing operations consume. Specifically, we own and operate specialty, low ash, metallurgical quality coal mines in the United States, high purity quartz quarries in the United States, Spain and South Africa, charcoal production units in South Africa, and our Yonvey production facility for carbon electrodes in Ningxia, China. For raw materials needs our subsidiaries cannot meet, we have multiple qualified suppliers in each operating region for each raw material, ensuring reliable access to high-quality raw materials.
Efficient and environmentally friendly by-product usage
We utilize or sell most of the by-products of our manufacturing process, which reduces costs and the environmental impact of our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally sold to companies, which process them for use in a variety of other applications. These materials include: (i) silica fume (also known as microsilica), used as a concrete additive, refractory material and oil well conditioner; (ii) fines—the fine material resulting from crushing lumps; and (iii) dross, which results from the purification process during smelting.
Pioneer in innovation with focus on technological advances and development of next generation products
Our talented workforce has historically developed proprietary technological capabilities and next generation products in-house, which we believe gives us a competitive advantage. In addition to a dedicated R&D division, we have cooperation agreements with various universities and research institutes in Spain, France and other countries around the world. Our R&D achievements include:
•
ELSA electrode—Ferroglobe has internally developed a patented technology for electrodes used in silicon metal furnaces, which it has been able to sell to several major silicon producers globally. This technology, known as the ELSA electrode, improves the energy efficiency in silicon metal production and eliminates contamination from iron. Ferroglobe has granted these producers the right to use the ELSA electrode against payment to Ferroglobe of royalties. Continuous improvements are made to keep this invention state of the art.

•
Silicon for Advanced Technologies—Ferroglobe has deployed its first industrial-scale silicon purification units in Puertollano (Spain) and Montricher (France). The purification process utilizes patented and proprietary technology that is highly industrial, cost-effective, and environmentally friendly. This physical process avoids the use of acid leaching to remove impurities. The resulting high-purity silicon, with a purity level of up to 99.995%, is milled to various sizes tailored to customer specifications. It is designed for a range of high-value applications, including advanced ceramics (such as silicon carbide and silicon nitride), coatings (brazing and sputtering), semiconductors, and more. The sizing is currently done at our Innovation Center in Sabón, Spain.

•
Li-ion batteries—Ferroglobe is leading the next-generation of technology with its development of pure silicon anodes, engineered to revolutionize the Li-ion battery market. The Company produces specialized micro- and submicro-metric silicon grades, designed for optimized integration into anodes with high silicon content. To propel these innovations, Ferroglobe has formed strategic partnerships with select companies and research institutions, focusing on surface treatment processes and electrochemical testing. For example, the Company invested in U.S.-based battery technology company Coreshell, a pioneer in nanocoating solutions for silicon-dominant anodes. Coreshell’s groundbreaking technology eliminates the need for graphite, enabling batteries with longer range, faster charging times, and lower costs than when paired with LFP cathodes. This approach also enhances supply chain security and significantly reduces the carbon footprint of batteries. Ferroglobe’s competitive edge lies in its proprietary silicon purification processes and extensive expertise in silicon milling and post-treatment techniques, which are crucial for optimizing electrochemical performance. Beyond silicon-dominant anodes, Ferroglobe supplies high-purity silicon powders for other silicon-based active materials, including Si/C composites and SiOx, further expanding its reach in the battery materials market.

In addition to the above, the Ferroglobe Innovation team continues to research new, innovative projects to create the next generation of batteries.
Experienced management team in the metals and mining industry
We have an experienced management team with extensive knowledge of the global metals, mining and materials industry and a proven track record of developing and managing large-scale operations. Our management team is committed to responding quickly and effectively to macroeconomic and industry developments, identifying and delivering growth opportunities and improving our performance via continuous focus on operational cost control and a disciplined, value-based approach to capital allocation. Our management team is complemented by a skilled operating team with solid technical knowledge of production processes and strong relationships with key customers.

Environmental, Social and Governance (“ESG”) Strategy
In 2024, we continued to develop our ESG Strategy 2022-2026, a roadmap that will enable us to benchmark and assess ourselves on ESG matters, in alignment with the demands of our stakeholders and our industry trends. The ESG Strategy brings us closer to our goal of becoming a relevant player in the development of a sustainable future.
Our strategy is defined by the following four key pillars:
(i)
Strengthening our governance framework;

(ii)
Promoting engagement with our people and local communities in which we operate;

(iii)
Reinforcing the role of sustainability through our value chain; and

(iv)
Improving our environmental footprint to enable materials which are vital for sustainable development.

We will continue to disclose our ESG progress annually in our Global ESG Reports. Our 2024 Global ESG Report will be published in 2025.
In alignment with these pillars and our comprehensive ESG strategy that involves identifying, assessing and managing risks and opportunities across the complete value chain, in 2024, the Company articulated certain decarbonization actions, and committed to reducing our Scope 1 and Scope 2 carbon-specific emissions by at least 26% by 2030 from a 2020 baseline.
Business Strategy
In 2020, we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2021, the Company has successfully been delivering on its previously disclosed strategic EBITDA improvement projects, yielding positive EBITDA for each of the past three years ended December 31, 2024, 2023 and 2022. These consecutive positive results reflect the Company’s turnaround and commitment to executing its strategic plan, which is driven by the following key areas:
•
Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Going forward, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.

•
Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (“KTM”) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices among our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

•
Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.
•
Centralized purchasing: We have adapted our operating model such that our key inputs are purchased centrally to support a culture centered on buying better and spending better. This will enable us to improve our tracking of needs, enhance our ability to schedule purchases and enable us to benefit from bulk purchases. Buying better is a supply-led effort focusing on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to foster efficient spending. Through the principles of buying better and spending better, we aim to attain more than just cost reduction. Through the new organization, we seek to reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

•
Selling, general and administration expense reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants and corporate centers. We aim to bolster the overall cost structure at various levels by tracking these costs vigorously and increasing accountability. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.

•
Working capital improvement: We have substantially improved our net working capital by establishing targets and improving our supply chain processes. This will allow us to sustain competitive levels of working capital throughout the cycle. While we witnessed elevated working capital due to a slowdown in demand and margin compression, we have been taking measures to correct it and return to previous values.

With our strategic plan we aim to:
Maintain and leverage industry leading position in core businesses and pursue long-term growth
We intend to maintain and leverage our position as a leading global producer of silicon metal and one of the leading global producers of ferroalloys based on production capacity. We believe we will achieve our goals through the execution of our current strategic plan, which focuses on right-sizing our asset footprint, making continuous improvements to increase productivity and reducing our cost structure.
We plan to achieve organic growth by continually enhancing our product capabilities and developing new products to further diversify our portfolio and expand our customer base. We intend to focus our production and sales efforts on high-margin products and end-markets that we consider to have the highest potential for profitability and growth. We will continue to capitalize on our global reach and the diversity of our production base to adapt to changes in market demands, shifting our production and distribution across facilities and between different products as necessary to remain competitive and maximize profitability. We aim to obtain further direct control of key raw materials to secure our long-term access to scarce reserves, which we believe will allow us to continue delivering enhanced products while maintaining our low-cost position. Additionally, we will continue regularly to review our customer contracts to improve their terms and to optimize the balance between selling under long-term agreements and retaining some exposure to spot markets. We intend to maintain pricing that appropriately reflects the value of our products and our level of customer service and, in light of commodity prices and demand fluctuations, may decide to change the weighting of our mix of contracts that are set at fixed prices versus index-based prices, to capitalize on market opportunities and to ensure a profit throughout the cycles.
Maintain low cost position while controlling inputs
We believe we have an efficient cost structure and, going forward, we will seek to further reduce costs and improve operational efficiency through a number of initiatives. We plan to focus on controlling the cost of our raw materials through our captive sources and long-term supply contracts and on lowering our fixed costs in order to reduce the unit costs of our silicon metal and ferroalloy production. We aim to improve our internal processes and further integrate our global footprint, such as benefits from value chain optimization, including enhancements in raw materials procurement and materials management; adoption of best practices and technical and operational know-how across our platform; reduced freight costs from improved logistics as well as savings through the standardization of monitoring and reporting procedures, technology, systems and controls. We intend to enhance our production process through R&D and targeted capital expenditure and leverage our geographic footprint to shift production to the most cost effective and appropriate facilities and regions for such products. We will continue to regularly review our power supply contracts with the goal of improving their terms and more competitive tariff structures. In addition, we will seek to maximize the value derived from the utilization and sale of by-products generated in our production processes and continue to focus on innovation to develop next generation products.
We believe we differentiate ourselves from our competitors on the basis of our technical expertise and innovation, which allows us to deliver new high-quality products to meet our customers’ needs. We intend to keep using these capabilities in the future to retain existing customers and cultivate new business. We plan to leverage the expertise of our dedicated team of specialists to advance and develop next-generation products and technologies that fuel organic growth. In particular, we intend to develop high value powders for high-end applications, including silicon-based anodic materials for Li-ion batteries. We also aim to further develop our foundry products, such as value-added inoculants and customized nodularizers, which are used in the production of iron to improve their tensile strength, ductility and impact properties. They also refine the homogeneity of the cast iron structure.
Maintain financial discipline to facilitate ongoing operations and support growth
We believe maintaining financial discipline will allow us to manage the volatility in our business resulting from changes in commodity prices and demand fluctuations. We intend to preserve a strong and conservative balance sheet, with sufficient liquidity and financial flexibility to facilitate all of our ongoing operations, support organic and strategic growth and finance prudent capital expenditure programs aimed at placing us in a better position to generate increased revenues and cash flows by delivering a more comprehensive product mix and optimized production in response to market conditions. We plan to become even more efficient in our working capital management through various initiatives aimed at optimizing inventory levels and accounts receivable. We also seek to retain low leverage for maximum free cash flow generation.
Pursue strategic opportunities
We have a proven track record of disciplined acquisitions of complementary businesses and successfully integrating them into existing operations while retaining a targeted approach through appropriate asset divestitures. Our past acquisitions have increased the vertical integration of our activities, allowing us to deliver an enhanced product offering on a cost-efficient basis. We regularly consider and evaluate strategic opportunities for our business and will continue to do so in the future with the objective of expanding our capabilities and leveraging our products and operations. In particular, we intend to pursue complementary acquisitions and other investments at appropriate valuations for the purpose of increasing our capacity, increasing our access to raw materials and other inputs, further refining existing products, broadening our product portfolio and entering new markets. We will consider such strategic opportunities in a disciplined fashion while maintaining a conservative leverage position and strong balance sheet.

We will also seek to evaluate our core business strategy on an ongoing basis and may divest certain non-core and lower margin businesses to improve our financial and operational results.
Facilities and Production Capacity
As of December 31, 2024, the location of our assets and our production capacity, including 51% of the capacity of our partnerships (of which we own 51%), by geography, of silicon, silicon-based alloys and manganese-based alloys is detailed below in Figure 1. It is important to note that certain facilities may and do switch from time to time among different families of products (for instance, from silicon metal to silicon-based alloys and vice versa) or among different products within the same family (for instance from ferromanganese to silicomanganese). Such switches change the production capacity at each plant.
Our production facilities are strategically located throughout the world. We operate quartz mines located in Spain, South Africa, Canada, and the United States, and charcoal production in South Africa. Additionally, we operate low-ash, metallurgical grade coal mines in the United States.
As of December 31, 2024, certain production facilities in the United States, South Africa and Venezuela were partially or fully idled due to current market conditions, while certain production facilities in Europe were partially or fully idled to optimize energy and operating costs. Ferroglobe subsidiaries own a total of 18.9 megawatts of hydro production capacity in France.
Products

Ferroglobe Assets

1	Becancour, Canada	18	Serrabel, Spain
2	La Malbaie, Quebec	19	Sonia, Spain
3	Beverly, OH	20	Conchitina, Spain
4	Alloy, WV	21	Laudun, France
5	Corbin, KY (Alden Recources)	22	Pierrefitte, France
6	Aurora, IN	23	Anglefort, France
7	Billingsley, AL	24	Les Clavaux, France
8	Brideport, AL	25	Montricher, France
9	Selma, AL	26	Dunkirk, France
10	Mendoza, Argentina	27	Hydro Plants, France
11	Venezula (Metallurgy)	28	Mo I Rana, Norway
12	Veneuzuela (Mining)	29	eMalahleni, South Africa
13	Boo, Spain	30	Polokwane, South Africa
14	Cee, Spain	31	New Castle, South Africa
15	Dumbria, Spain	32	SamQuartz, South Africa
16	Monzon, Spain	33	Ningxia, China ("Yonvey")
16	Sabon , Spain	34	Marlboro, SC
17	Esmeralda, Spain		

Metallurgy Energy Mining

Notes: As of December 31, 2023

1 Includes operating capacity

2 Reflects 51% of partnerships interests in the U.S. and Canada

3 Excludes mothballed capacity: FerroVen (90k FeSi, 35k Mn-Alloys), Spain (49.5k Mn-Alloys), Siltech (40k Si-Alloys)

Global Footprint Spanning Five Continents

London, UK
3
Ferroglobe Corporate HQ
Ferroglobe Manufacturing / Mining Operations

Production Capacity by Geography (kt)[1,2]

(000, mt)	Europe	N. America	S. America	Africa	Total
Silicon Metal [2]	184,000	93,160	-	51,000	328,160
Silicon-Based Alloys	118,000	92,000	26,000	66,000	302,000
Manganese-Based Alloys	561,500				561,500
Total [3]	**863,500**	**185,160**	**26,000**	**117,000**	**1,191,660**

For the years ended December 31, 2024, 2023 and 2022, the Company’s consolidated sales, shipments in metric tons and average selling price by product were as follows:
	Year ended December 31,
($ thousands)	2024	2023	2022
Silicon metal	726,650	722,226	1,116,193
Manganese-based alloys	332,845	259,197	525,483
Ferrosilicon	272,351	330,946	561,539
Other silicon-based alloys	131,712	159,441	192,409
Silica fume	31,323	33,804	32,290
Other	149,058	144,420	170,002
Total Sales	1,643,939	1,650,034	2,597,916

Shipments in metric tons:
Silicon metal	222,762	194,385	209,342
Manganese-based alloys	275,991	227,243	295,589
Ferrosilicon	142,363	147,874	154,972
Other silicon-based alloys	40,667	43,557	49,105

Average Selling price ($/MT):
Silicon metal	3,262	3,715	5,332
Manganese-based alloys	1,206	1,141	1,778
Ferrosilicon	1,913	2,238	3,623
Other silicon-based alloys	3,239	3,661	3,918
Silicon metal
Ferroglobe is a leading global silicon metal producer with a total production capacity of approximately 330,000 tons (including our 51% share of Ferroglobe’s partnership capacity). Ferroglobe’s silicon metal production is spread across facilities located in the United States, France, South Africa, Canada and Spain. For the years ended December 31, 2024, 2023 and 2022, Silicon metal sales accounted for 44.2%, 43.8% and 43.0% of Ferroglobe’s total consolidated revenues, respectively.
Silicon metal is used by primary and secondary aluminum producers, who require silicon metal with specific properties to produce aluminum alloys. The addition of silicon metal during production helps to reduce shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the aluminum end products. Aluminum is used to manufacture a variety of automotive components, including engine pistons, housings, and cast aluminum wheels and trim, as well as high tension electrical wire, aircraft parts, beverage containers and other products which require aluminum properties. For the year ended December 31, 2024, sales to aluminum producers represented 25% of silicon metal revenues (30% for the year ended December 31, 2023, and 29% for the year ended December 31, 2022).
Silicon metal is also used by several major silicone chemical producers across a broad range of applications, including construction-related products and electronics, personal care items, and healthcare. In construction and equipment applications, silicone chemicals promote adhesion, act as a sealer and provide insulating properties. In personal care and health care products, silicone chemicals add a smooth texture that protects against ultraviolet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component in the production of silicone chemicals, accounting for 20% of the cost of production. For the year ended December 31, 2024 sales to chemical producers represented 46% of silicon metal revenues (47% for the year ended December 31, 2023, and 66% for the year ended December 31, 2022).

In addition, silicon metal is the primary ingredient in the production of polysilicon, which is most widely used to manufacture solar cells and semiconductors. Producers of polysilicon employ processes to further purify silicon metal and grow ingots from which wafers are cut. These wafers are the base material to produce solar cells, which convert sunlight into electricity. Individual solar cells are soldered together to make solar modules. For the year ended December 31, 2024 sales to polysilicon producers represented 29% of silicon metal revenues (19% for the year ended December 31, 2023, and 5% for the year ended December 31, 2022).
Manganese-based alloys
Ferroglobe is among the leading global manganese-based alloys producers based on production capacity. As of December 31, 2024, Ferroglobe maintained approximately 300,000 tons of annual silicomanganese production capacity and approximately 270,000 tons of annual ferromanganese production capacity across our factories in Spain, Norway and France. During the years ended December 31, 2024, 2023 and 2022 Ferroglobe sold 275,991 tons, 227,243 tons and 295,589 tons of manganese-based alloys, respectively. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by manganese-based alloys sales accounted for 20.2%, 15.7% and 20.2% of Ferroglobe’s total consolidated revenues, respectively. More than 90% of global manganese-based alloys production is used in steel production, and all steelmakers use manganese and manganese alloys in their production processes.
Silicomanganese is used as a deoxidizing agent in the steel manufacturing process. Silicomanganese is also produced in the form of refined silicomanganese, or silicomanganese AF, super-refined silicomanganese, and silicomanganese Low Carbon.
Ferromanganese is used as a deoxidizing, desulphurizing and degassing agent in steel to remove nitrogen and other harmful elements that are present in steel in the initial smelting process, and to improve the mechanical properties, hardenability and resistance to abrasion of steel. The three types of ferromanganese produced by Ferroglobe are:
•
high-carbon ferromanganese used to improve the durability of steel;

•
medium-carbon ferromanganese used to manufacture flat and other steel products; and

•
low-carbon ferromanganese used in the production of stainless steel, low-carbon steel, rolled steel plates and pipes utilized by the oil industry.

Silicon-based alloys
Ferrosilicon
Ferroglobe is among the leading global ferrosilicon producers based on production output in recent years. During the year ended December 31, 2024, 2023 and 2022 Ferroglobe sold 142,363 tons, 147,874 tons and 154,972 tons of ferrosilicon, respectively. For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by ferrosilicon sales accounted for 16.6%, 20.1% and 21.6%, of Ferroglobe’s total consolidated revenues, respectively.
Ferrosilicon is an alloy of iron and silicon (normally 75% silicon). Ferrosilicon products are used to produce stainless steel, carbon steel, and various other steel alloys and to manufacture electrodes and, to a lesser extent, in the production of aluminum. More than 95% of ferrosilicon produced is used in steel production (including stainless steel).
Ferrosilicon is generally used to remove oxygen from the steel and as alloying element to improve the quality and strength of iron and steel products. Silicon increases steel’s strength and wear resistance, elasticity and scale resistance, and lowers the electrical conductivity and magnetostriction of steel.

Other silicon-based alloys
During the year ended December 31, 2024, Ferroglobe sold 40,667 tons of silicon-based alloys (excluding ferrosilicon) (43,557 tons during the year ended December 31, 2023, and 49,105 tons during the year ended December 31, 2022). For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by silicon-based alloys (excluding ferrosilicon) accounted for 8.0%, 9.7% and 7.4% of Ferroglobe’s total consolidated revenues, respectively.
Ferroglobe produces various different silicon-based alloys, including calcium silicon and foundry products, which comprise inoculants and nodularizers. Ferroglobe produces more than 20 specialized varieties of foundry products, several of which are custom made for its customers. Demand for these specialty metals is increasing and, as such, they are becoming more important components of Ferroglobe’s product offering.
The primary use for calcium silicon is the deoxidation and desulfurization of liquid steel. In addition, calcium silicon is used to control the shape, size and distribution of oxide and sulfide inclusions, improving fluidity, ductility, and the transverse mechanical and impact properties of the final product. Calcium silicon is also used in the production of coatings for cast iron pipes, in the welding process of powder metal and in pyrotechnics.
The foundry products that Ferroglobe manufactures include nodularizers and inoculants, which are used in the production of iron to improve its tensile strength, ductility and impact properties, and to refine the homogeneity of the cast iron structure.
Silica fume
For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s revenues generated by silica fume sales accounted for 1.9%, 2.0% and 1.2%, respectively of Ferroglobe’s total consolidated sales.
Silica fume is a by-product of the electrometallurgical process of silicon metal and ferrosilicon. This dust-like material, collected through Ferroglobe factories’ air filtration systems, is mainly used in the production of high-performance concrete and mortar. The controlled addition of silica fume to these products results in increased durability, improving their impermeability from external agents, such as water. These types of concrete and mortar are used in large-scale projects such as bridges, viaducts, ports, skyscrapers and offshore platforms.
Raw Materials, Logistics and Power Supply
The primary raw materials used by Ferroglobe are carbon reductants (primarily coal, but also charcoal, metallurgical and petroleum coke, anthracite and wood) as well as minerals (manganese ore and quartz). Other raw materials used include electrodes (consisting of graphite and carbon electrodes and electrode paste), slags and limestone, as well as certain specialty additive metals. Ferroglobe procures coal, manganese ore, quartz, petroleum and metallurgical coke, electrodes and most additive metals centrally under the responsibility of the corporate purchasing department. Some locally sourced raw materials are purchased at a decentralized level (country specific purchasers) by delegation from the corporate purchasing department. The prices of our principal raw materials have experienced volatility from time to time. See “Item 3.D.—Risk factors—Risks Related to Our Business and Industry”.
Manganese ore
The global supply of manganese ore comprises standard to high-grade manganese ore, with a 44% to 50% manganese content, and low-grade manganese ore, with a 28% to 37% manganese content. Manganese ore production comes mainly from a limited number of countries including South Africa, Australia, China, Gabon, Brazil, Ukraine, India and Ghana. However, the production of high-grade manganese ore is concentrated in Australia, Gabon, South Africa and Brazil.
The majority of the manganese ore Ferroglobe purchased in 2024 came from suppliers located in South Africa and Gabon. Global manganese ore prices are mainly driven by manganese demand from China and to a lower extent from India. In 2024, disruption of supply came from a Force Majeure event in Gemco, South32´s Australian mine (Typhoon). The suspension of exports from Gemco has created a significant supply deficit, resulting in sharp price increases. In 2024, the Company tested with success lower grade Ghanaian ore in its plants.
Coal
Coal is the major carbon reductant in silicon and silicon alloy production. Only washed and screened coal with ash content below 10% and with specific physical and chemical properties is used for production of silicon alloys. Colombia and the United States are the best sources for the required types of coal in the silicon alloys industry, and Ferroglobe is dependent on supply from these two countries.
The majority of externally purchased coal in 2024 was sourced from a single mining site in Colombia, while the remainder originated primarily from the United States, and to a lesser extent from Australia and South Africa. Ferroglobe has a long-standing relationship with the coal washing plants which price coal using spot, quarterly, semi-annual or annual contracts, based on market outlook. European coal prices, which are denominated in USD, are mainly related to API 2, the benchmark price reference for coal imported into northwest Europe. Prices are impacted by the increasing difficulty in disposing of coal fines in Europe.
Ferroglobe also owns Ferroglobe USA Mining, LLC. in the United States. Ferroglobe USA Mining provides a stable and long-term supply of low ash metallurgical grade coal by fulfilling a substantial portion of our requirements to our North American operations.
See “—Mining Operations” below for further information.
Quartz
Quartz, also known as quartzite, is a key raw material in the manufacture silicon metal and silicon-based alloys.
Ferroglobe has secured access to quartz from its quartz mines in Spain, South Africa, the United States and Canada (see “—Mining Operations”). For the year ended December 31, 2024, 59.1% of Ferroglobe’s total consumption of quartz was self-supplied. Ferroglobe also purchases quartz from third-party suppliers on the basis of annual contractual agreements. Ferroglobe’s quartz suppliers typically have operations in the same countries where Ferroglobe factories are located, or in close proximity, which minimizes logistical costs.
Ferroglobe controls quartzite mining operations located in Alabama and a concession to mine quartzite in Saint-Urbain, Québec (operated by a third-party miner). These mines supply our North American operations with a substantial portion of their requirements for quartz. In 2023, Ferroglobe expanded its supply through the acquisition of a property in South Carolina, USA. First shipments from this facility were made in September 2024.
Other raw materials
Wood is needed for the production of silicon metal and silicon-based alloys. It is used directly in furnaces as woodchips or cut to produce charcoal, which is the major source of carbon reductant for Ferroglobe’s plants in South Africa. In South Africa, charcoal is a less expensive substitute for imported coal and provides desirable qualities to the silicon-based alloys it is used to produce. In the other countries where Ferroglobe operates, Ferroglobe purchases wood chips locally or logs for on-site wood chipping operations from a variety of suppliers.
In 2024, our sourcing of metallurgical coke was predominantly from Poland, China, Colombia and Spain.
Petroleum coke, electrode related products, slag, limestone and additive metals are other relevant raw materials that Ferroglobe utilizes to manufacture its electrometallurgy products. Procurement of these raw materials is either managed centrally or with each country’s raw materials procurement manager or plant manager and the materials purchased at spot prices or under contracts for one year or less.
In 2024, the sourcing of graphite electrodes came from European countries, India and China with a combination of spot and long-term agreements. Carbon electrodes supplies originated in Poland and China, including from Ferroglobe´s own carbon electrode factory in Ningxia Province in China.
Logistics
Logistical operations are managed centrally. Sea-freight operations are centralized at corporate level, while rail logistic is managed at a country level. Road transportation is managed at plant level with centralized coordination in multi-site countries. Contractual commitments in respect of transportation and logistics match, to the extent possible, Ferroglobe’s contracts for raw materials and customer contracts.
Power
In Spain, energy is purchased through two kinds of supply contracts: (i) market-related agreements via a Group affiliated distribution company and (ii) Power Purchase Agreements (“PPAs”). Four PPAs were in effect in 2024 supplying up to 180 GWh. The remaining balance is purchased from the market, both at spot and forward rates. The electricity market prices have trended lower in Spain in 2024. Forward pricing trends are currently the lowest in Europe. The Company has also maintained its policy to adjust consumption throughout the day due to an elaborate modulation practice.
In 2024 we have succeeded in rejoining in the Active Demand System (“SRAD”). This is a balancing mechanism managed by Red Electrica, provided for in current legislation and which follows the guidelines of the European Commission. It can be applied in those specific situations in which the system does not have enough resources to maintain the appropriate level of reserve, as a result of the simultaneous conjunction of a series of supervening events. In this way, successful bidders undertake to reduce their energy consumption and then ensure that the rest of the demand is covered.
In France, Ferroglobe entities have their power needs covered by a three-year agreement ending in 2025. The Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (“ETS”) regulation. These arrangements not only allow French plants to operate competitively over a 12-month basis, but also to concentrate production during periods when energy prices are lower or even negative, as and when required. In 2024, Ferroglobe did not operate during the first quarter and most of November and December to optimize its contractual agreement.
Within the scope of its agreement with EDF, the Company benefits from a program administered by the French Energy Regulatory Commission, which allows alternative suppliers to purchase electricity generated by nuclear power plants under favorable conditions set by the public authorities, known as ARENH. The ARENH benefit allows all alternative suppliers to obtain electricity from EDF during certain time periods under conditions set by the public authorities. The price is currently established at EUR 42/megawatt hour. As such, when market prices are high, the ARENH system is an attractive solution.
In addition, we have an additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand. When demand is highest, our agreed price is generally lowest and is even negative during certain time periods.
For the year ended December 31, 2024, the Company recorded $63,032 thousand as an offset to expense recorded within “raw materials and energy consumption for production” associated with these benefits. However, such benefits are expected to be reduced significantly, depending on actual production periods, due to changes in energy prices and contractually agreed prices that reduce the overall benefit.

Ferroglobe’s production of energy in France through its hydroelectric power plants provides some mitigation to its exposure to volatility in energy price.
In the United States, electric supply contracts provide the ability to interrupt load and achieve reasonable rates. Our power supply contracts have, in the past, resulted in stable price structures. In West Virginia, we have a contract with Brookfield Renewable Partners, LP to provide approximately 50% of our power needs from a dedicated hydroelectric facility, through December 2025 at a fixed rate. Our needs for non-hydroelectric power in West Virginia and Alabama are primarily sourced through special contracts that provide competitive rates. In Ohio, electricity is sourced at market-based rates.
In South Africa, we have an “evergreen” supply agreement with Eskom, the local electricity supplier, for our Polokwane, Emalahleni, Newcastle (Siltech) and Thaba Chueu mining facilities. Eskom’s energy prices are regulated by the National Energy Regulator (NERSA) and price changes are publicly announced in advance and implemented on the 1st of April every year. Operational smelters in South Africa were operating on normal tariffs in 2024, with Emalahleni participating in a curtailment program for most of the year, and Polokwane participating until its temporary idling beginning in Q4 2024. The Newcastle smelter remained in Care and Maintenance for the full year and the Notified Maximum Demand was reduced during the year to reduce fixed costs. The interruptibility program of Eskom that is applicable to Emalahleni and Polokwane, requires power curtailments when the grid is under supply pressure, but compensated on an hourly basis. This has a positive effect on the overall price paid for electricity. As a result, we look to ensure production during the summer months when power is cheaper. Conversely, we look to reduce our output during the winter months (June, July and August), when power is more expensive. Occurrences of loadshedding significantly reduced during 2024 with instances of loadshedding occurring after mid-April 2024. Eskom’s supply improved due to better planned maintenance, better performance from new-build plants and the connection of several green power private suppliers. As of today, loadshedding forecasts remain positive with additional green energy projects connecting to the grid.
We are conducting further studies and engaging with green energy producers to diversify our power supply from 2025. These are anticipated to be a combination of on-site and a power wheeling basis through Eskom’s grid, allowing consumption at any of our plants.
In Norway, we have a long-term contract with Statkraft to provide 75% of our energy needs at a fixed price. Our operations there benefit from a reduction of the distribution tariff, while also receiving compensation for indirect carbon dioxide costs under the ETS regulation, allowing it to produce very competitively.
The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) manganese based alloys require between 1.5 and 5.5 megawatt hours to produce one ton of product, (ii) silicon based alloys require between 7 and 8 megawatt hours to produce one ton of product and (iii) silicon metal requires approximately 12 megawatt hours to produce one ton of product. As a result, consistent access to low-cost, reliable sources of electricity is essential to our business.
Mining Operations
Reserves
The Securities and Exchange Commission (“SEC”) amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of Subpart 1300 of Regulation S-K, which governs disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices.
A mineral reserve is defined by Subpart 1300 of Regulation S-K as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. A proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. Reserve estimates were made by independent third-party consultants (qualified person), based primarily on dimensions revealed in outcrops, trenches, detailed sampling and drilling studies performed. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of Ferroglobe’s reserve estimates.
The following table sets forth summary information on Ferroglobe’s mines as of December 31, 2024.
Mine	Location	Mineral	Annual capacity kt	Production in 2024 kt	Production in 2023 kt	Production in 2022 kt	Mining Recovery
Sonia	Spain (Mañón)	Quartz	150	116	119	141	0.4
Esmeralda	Spain (Val do Dubra)	Quartz	50	6	10	22	0.4
Serrabal.	Spain (Vedra & Boqueixón)	Quartz	330	225	201	288	0.2
Coto Minero Conchitina(4)	Spain (O Vicedo)	Quartz	50	15	14	25	0.35
Thaba Chueu Mining	South Africa (Delmas)	Quartzite	1,000	636	592	553	0.7
Mahale	South Africa (Limpopo)	Quartz	80	57	32	23	0.5
Roodepoort	South Africa (Limpopo)	Quartz	—	—	—	—	0.5
Fort Klipdam	South Africa (Limpopo)	Quartz	50	47	75	43	0.8
AS&G Meadows Pit	United States (Alabama)	Quartzite	150	117	140.5	115	0.4
South Carolina Pit	United States (South Carolina)	Quartzite	150	33	—	—	0.3
			2,010	1,252	1,184	1.210

Mosely Gap/Eatin Fk.	United States (Kentucky)	Coal (active)	400	393	349	380	0.7
Buffalo Creek	United States (Kentucky)	Coal (inactive)	100	—	—	—	0.7
Log Cabin No. 5	United States (Kentucky)	Coal (inactive)	—	40	290	170	0.6
Hubbs Hollow	United States (Kentucky)	Coal (active)	180	180	163	84	0.7
Wynn Hollow	United States (Kentucky)	Coal (inactive)	200	—	—	—	0.7
Bennett’s Branch	United States (Kentucky)	Coal (inactive)	180	—	—	—	0.7
Bain Branch No. 3	United States (Kentucky)	Coal (inactive)	180	—	—	—	0.5
Brafford Branch	United States (Kentucky)	Coal (inactive)	200	—	—	—	0.7
Harpes Creek 4A	United States (Kentucky)	Coal (active)	120	33	42.3	32,7	0.6
			1,560	646	843	666

Mine	Proven reserves Mt(1)	Probable reserves Mt(1)	Total reserves Mt(1)	Mining Method	Reserve grade	Btus per lb.	Life(2)	Expiry date(3)
Sonia	1.39	0.75	2.14	Open-pit	Metallurgical	N/A	14	2069
Esmeralda	0.02	0.12	0.14	Open-pit	Metallurgical	N/A	5	2029
Serrabal.	2.71	1.60	4.31	Open-pit	Metallurgical	N/A	14	2038
Coto Minero Conchitina(4)	—	0.71	0.71	Open-pit	Metallurgical	N/A	11	2036
Thaba Chueu Mining	24.00	4.2	28.20	Open-pit	Metallurgical & Glass	N/A	44	2039
Mahale	—	0.69	0.69	Open-pit	Metallurgical	N/A	12	2035
Roodepoort	—	—	—	Open-pit	Metallurgical	N/A	0	2028
Fort Klipdam	—	0.58	0.58	Open-pit	Metallurgical	N/A	12	2026
AS&G Meadows Pit	0.50	—	0.50	Surface	Metallurgical	N/A	7	2031
South Carolina Pit	3.10	—	3.10	Surface	Metallurgical	N/A	10	2035
	31.72	8.65	37.27

Mosely Gap/Eatin Fk.	0.22	0.09	0.31	Surface	Metallurgical	—	1.5	2026
Buffalo Creek	0.23	—	0.23	Surface	Metallurgical	—	1.5	2027
Log Cabin No. 5 (Reserve Depleted)	—	—	—	Underground	Metallurgical	—	—	2024
Hubbs Hollow	0.50	—	0.50	Surface	Metallurgical	—	2	2027
Wynn Hollow	0.51	—	0.51	Surface	Metallurgical	—	2.5	2028
Bennett’s Branch	0.55	0.62	1.17	Underground	Metallurgical	—	12	2037
Bain Branch No. 3	2.35	0.75	3.10	Underground	Metallurgical	—	18	2042
Brafford Branch	0.20	0.42	0.62	Surface	Metallurgical	—	2	2029
Harpes Creek 4A	0.30	0.52	0.82	Underground	Metallurgical	—	8	2032
	4.86	2.40	7.26

(1)
The estimated recoverable proven and probable reserves represent the tons of product that can be used internally or sold to metallurgical or glass grade customers. The mining recovery is based on historical yields at each particular site. We estimate our permitted mining life based on the number of years we can sustain average production rates under current circumstances.

(2)
Current estimated mine life in years.

(3)
Expiry date of Ferroglobe’s mining concession.

(4)
Ferroglobe considers its Conchitina mining concessions as a single mining project legally supported by the formation of Coto Minero, formally approved by the Mining Authority in March 2018. In addition, Ferroglobe currently holds all necessary permits to start production at its Conchitina mines. Although Ferroglobe has not received formal approval from the Spanish Mining Authority over its 2025 Annual Mining Plan, we are not legally prevented from commencing mining operations in the area based on the fully-authorized 2024 Annual Mining Plan.

Spanish mining concessions
Conchitina
Ferroglobe purchased Cuarzos Industriales S.A.U. (now Ferroglobe Cuarzos Industriales Mining SA.U.), and various of its mining rights in 1996 including Conchitina and Sonia.
Ferroglobe Cuarzos Industriales Mining, S.A.U. has requested the renewal of Conchitina while also requesting the competent authority to consolidate the concession with that of Conchitina Segunda. The Conchitina Segunda mining concession was granted to Ferroglobe Cuarzos Industriales Mining S.A.U. in 2006 for a 30-year term after the necessary mining research had been conducted and the mining potential of the area had been demonstrated. Legal support for the consolidation request was that both mining rights apply over a unique quartz deposit. Coto Minero approval was formally granted in March 2018. Ferroglobe Cuarzos

Industriales Mining S.A.U. is the owner of the properties currently mined at Conchitina. The surface area covered by Conchitina concessions is 497 hectares.
Sonia
Ferroglobe acquired Cuarzos Industriales S.A.U. (now Ferroglobe Cuarzos Industriales Mining SA.U.), which is the owner of the properties currently mined at Sonia, along with the Sonia mining concession, in 1996 from the Portuguese cement manufacturer Cimpor. The surface area covered by the Sonia mining concession is 387 hectares. The concession is due to expire in 2069.
Esmeralda
The original Esmeralda mining concession was granted in 1999 to Ferroglobe Cuarzos Industriales Mining, S.A.U., the owner of the properties currently mined at Esmeralda, after proper mining research had been conducted and the mining potential of the area had been demonstrated to the relevant public authority. The surface area covered by the Esmeralda mining concession is 84 hectares. The concession is due to expire in 2029.
Serrabal
The Serrabal mining concession was originally granted in 1978 to Rocas, Arcillas y Minerales S.A. (“RAMSA”) Ferroglobe acquired RAMSA (now Ferroglobe Ramsa Mining S.A.) which is the owner of the properties currently mined at Serrabal, along with the Serrabal mining concession, in 2000. Ferroglobe Ramsa Mining, S.A. applied for the renewal of the concession which was formally granted in October 2023 and the concession will expire in 2038. The surface area covered by Serrabal mining concession is 387 hectares.
Cabanetas
The mining right granting process and tax regulations applicable to the Cabanetas limestone quarry differ from those applicable to other Ferroglobe mines in Spain due to Cabanetas’ classification as a quarry, as opposed to a mine. Ferroglobe is currently operating the Cabanetas quarry pursuant to a permit resolution, that authorized the extension of the original mining concession issued in 2013 by the competent mining authority. The extension will expire in 2043. Limestone extracted from the Cabanetas quarry was intended to be used by Ferroglobe Monzón S.L. However, because new metallurgical techniques require low consumption of this product, most of the Cabanetas limestone is generally sold to the civil engineering and construction industries. The production level of the Cabanetas quarry has fallen considerably in recent years, mainly due to difficulties in the local construction industry.
The land on which the mining property is located is owned by Mancomunidad de Propietarios de Fincas Las Sierras and the plot containing the mining property is leased to Ferroglobe Monzón S.L. pursuant to a lease agreement entered into in 1950, which was subsequently extended until 2050. To retain the lease, Ferroglobe Monzón S.L. pays an annual fee currently equal to €0.15 per ton of limestone quarried out of the mine. The quarry covers a surface area of 180 hectares. The area affected by the planned exploitation during the current extension of the concession area is 6.9 hectares.
For further information regarding Spanish regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—Spain”.
South African concessions
Thaba Chueu Mining Delmas Operation
The SamQuarz mining rights were transferred from the original owners, Glass South Africa Holdings (Pty) Ltd. and Samancor Limited, to SamQuarz (Pty) Ltd. (“SamQuarz”) in 1997. In 2009, the Minister of Mineral Resources converted the then existing SamQuarz mining rights into new order mining rights due to expire after 30 years in 2039. In 2012, FerroAtlántica acquired control of SamQuarz along with the mining rights. At the end of 2014, SamQuarz mining rights were transferred from SamQuarz to its sole shareholder, Thaba Chueu Mining (Pty) Ltd (“TCM”). In 2017, ownership of the properties currently mined in Delmas were transferred from SamQuarz to TCM. The total surface area covered by TCM Delmas mine is 118.1 hectares. The mine supplies some of its material to Ferroglobe’s Emalahleni smelter, but the majority of its production, mainly Flint Sand, is sold to South African Glass Manufacturing Industry and other local metallurgical customers.
Mahale
Mahale is state-owned land, lawfully occupied by the Mahale community. Thaba Chueu Mining currently leases the land through an agreement with the Majeje Traditional Authority and runs mining operations on the area with mining rights owned by Thaba Chueu Mining and licensed to it. The latest mining right license was granted by the Department of Mineral Resources in 2014 and registered at the mining titles deeds office in 2016. The license is for a 20-year period and will expire in 2035. The total surface area covered by Mahale mine is 329.7 hectares. The lease agreement between Thaba Chueu Mining and the Majeje Traditional Authority will be in force for the entire duration of the mining right or as long as it is economically viable for the lessee to mine. Under the revised lease agreement, an annual Royalty is paid to the lessor. Mining volumes increased significantly with the reopening of the Polokwane smelter at the end of 2022, but the mine also continues to supply the Emalahleni smelter with low alkaline quartz. Options are also under investigation to target the export of High Purity Quartz to the EU in order to act as a counter measure to local mining costs to improve production costs at the smelters. Progress has been slow due to complex testing procedures and the need for a better understanding of the HPQ markets. First block quartz trials were undertaken in 2024 at the Polokwane smelter with favorable results.
Roodepoort
The Roodepoort mining right is held by Ferroglobe’s subsidiary, Ferroglobe South Africa (Pty.), Ltd, and will expire in 2028. In 2009, Ferroglobe South Africa applied for a conversion of the mining right into a new mining right under the South African Mineral and Petroleum Resources Development Act (the “MPRDA”), which came into force in 2004. The new mining right was granted and is valid for the continuation of our mining activities at the Roodepoort mine until 2028. Ferroglobe South Africa is currently in the process of transferring this mining right to its mining subsidiary, Thaba Chueu Mining, in order that all licenses and permits in South Africa are held under this entity.
The total surface area covered by Roodepoort mine is 17.6 hectares. The mining area covers the cobble and block areas. The land in which Roodepoort mine is located is owned by Alpha Sand. A lease agreement with Alpha Sand was closed in 2024. Mining activities were suspended in July 2019. Geological field work was undertaken during 2024 which recommended further exploration drilling for quartz adjacent to the current mining license area. To proceed with the exploration, drilling permission is required by the authorities. The optimal way to proceed is to enlarge the current mining area with an application to extend the mining license footprint during the first quarter of 2025.
Fort Klipdam
The land on which Fort Klipdam is located is owned by Ferroglobe South Africa (Pty.), Ltd. The mining rights application filed by Ferroglobe South Africa in 2014 was rejected. Mining operations have been limited to mining permits that were approved for quartz mining, which includes block mine areas. As substantial block reserves have been established, a new application was launched in 2021 for a mining right and the current mining permit was extended to December 2022. An important quantity of block material was mined during the fourth quarter of 2022 in order to secure a minimum of 12 months’ supply to the Polokwane smelter. This was done in anticipation of the expiry of the mining permit. An agreement was reached in May 2023 with a mining partner that was granted a Prospecting Right, to apply for Mining Permits under Rixhaka Mining Supplies and Logistics (Pty) Ltd until the reserve is depleted. This mining permit was issued in May 2024 and will remain valid until May 7, 2026. This follows an extensive drilling campaign that was performed in the fourth quarter of 2023 following the issuing of the Prospecting Right.

For further information regarding South African regulations applicable to mining concessions, as well as environmental and other regulations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations—South Africa.”
United States and Canadian concessions
Coal
As of December 31, 2024, we have three active coal mines (two surface mines and one underground mine) located in Knox County, and Whitley County, Kentucky. We also have six inactive permitted coal mines available for extraction located in Kentucky. All of our coal mines are leased and the remaining term of the leases range from one year to the completion of mining. The majority of the coal production is consumed by the Company’s facilities in the production of silicon metal and silicon-based alloys. As of December 31, 2024, we estimate our proven and probable reserves to be 7,260,000 tons with an average permitted life of 12 years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third parties based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.
We currently have two coal processing facilities in Kentucky, one of which is inactive. The active facility processes 216,000 tons of coal annually, with a capacity of 1,500,000 tons. The average coal processing recovery rate is 35%.
Quartzite
We have open-pit quartz mining operations in Lowndesboro, Alabama, and Wallace, South Carolina, with accompanying wash facilities. We also have a concession to mine quartzite in Saint-Urbain, Québec (operated by a third party miner). These mines supply our North American operations with a substantial portion of their requirements for quartzite.
Laws and regulations applicable to Ferroglobe’s mining operations
Spain
In Spain, mining concessions have an average term of 30 years and are extendable for additional 30-year terms, up to a maximum of 90 years. In order to extend the concession term, the concessionaire must file an application with the competent public authority. The application, which must be filed three years prior to the expiration of the concession term, must be accompanied by a detailed report demonstrating the continuity of mineral deposits and the technical ability to extract such deposits, as well as reserve estimates, an overall mining plan for the term of the concession and a detailed description of extraction and treatment techniques. The renewal process is straightforward for a mining company that has been mining the concession regularly. The main impediments to renewal are a lack of mining activity and legal conflicts. Each January, in order to maintain the validity of the mining concession, we are required to submit an annual mining plan detailing the projected development work in the upcoming year to the competent public authority.
Regarding the environmental requirements applicable to Ferroglobe’s mining operations in Spain, each of Conchitina and Conchitina Segunda, Sonia, Esmeralda and Serrabal is subject to an “environmental impact statement” (or “EIS”), issued by the relevant environmental authority and specifically tailored to the environmental features of the relevant mine. The EIS requires compliance with rigorous environmental standards and is based on the environmental impact study performed by the mining concession applicant in connection with each mining project. It is the result of a consultation process involving several public administrations, including cultural, archaeology, landscape, urbanistic, health, agriculture, water and industrial administrations. The EIS sets forth all conditions to be fulfilled by the applicant, which includes the protection of air, water, soil, flora and fauna, landscape, cultural heritage, restoration and the interaction of such elements. The relevant authority verifies our compliance with our EIS, which covers mining activities, auxiliary facilities and heaps carried out in a determined perimeter of each mine. The EIS also includes a program of surveillance and environmental monitoring.
All mines, with the exception of Cabanetas, also need to obtain an authorization for the discharge of the water used at each mine from the relevant public administration. This authorization is subject to certain conditions, including the analyses of water discharges before any such discharge is made. In addition, Ferroglobe must present its annual mining plans to mining authorities and include an environmental report describing all environmental actions carried out during the year. Authorities assess such actions during their annual inspections of our mining operation. Because Cabanetas is classified as a quarry and not as a mine, environmental requirements are generally less stringent and an environmental report is not required. The environmental license for Cabanetas is included in the mining permit and is formalized in the annual work plan and the annual restoration plan approved by the mining authority.
The main recurring payment obligation in connection with Ferroglobe’s mines in Spain relates to a tax payable annually, calculated on the basis of the budget included in the relevant annual mining plan provided to the mining authorities. In addition, with the exception of Cabanetas, a small surface tax is paid annually to the administration on the basis of the mine property extension. A levy also applies to water consumption at each mine property, which is paid at irregular intervals whenever the relevant public administration requires it.
South Africa
In South Africa, mining rights are valid for a maximum of 30 years and are extendable for one additional 30-year period. Prior to granting and renewing a mining right, the competent authority must be satisfied with the technical and financial capacity of the intended mining operator and the mining work program according to which the operator intends to mine. In addition, a species rescue, relocation and re-introduction plan must be developed and implemented by a qualified person prior to the commencement of excavation, a detailed vegetation and habitat and rehabilitation plan must be developed by a qualified person and a permit must be obtained from the South African Heritage Resource Agency prior to the commencement of excavations. The mining right holder must also compile a labor and social plan for its mining operations and comply with certain additional regulatory requirements relating to, among other things, human resource development, employment equity, housing and living conditions and health and safety of employees, and the usage of water, which must be licensed.
It is a condition of the mining right that the holder disposes of all minerals and products derived from exploitation of the mineral at competitive market prices, which means, in all cases, non-discriminatory prices or non-export parity prices. If the minerals are sold to any entity which is an affiliate or non-affiliate agent or subsidiary of the mining right holder, or is directly or indirectly controlled by the holder, such purchaser must unconditionally undertake in writing to dispose of the minerals and any products from the minerals and any products produced from the minerals, at competitive market prices. The mining right, a shareholding, an equity, an interest or participation in the right or joint venture, or a controlling interest in a company, close corporation or joint venture, may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister of Mineral Resources, except in the case of a change of controlling interest in listed companies.
Environmental requirements applicable to mining operations in South Africa are mostly set out in the MPRDA. Pursuant to the MPRDA, in order to obtain reconnaissance permissions as well as actual mining rights, applicants must have an approved environmental management plan in place, pursuant to which, among other things, all boreholes, excavations and openings sunk or made during the duration of the mining right must be sealed, closed, fenced and made safe by the mining operator. Further environmental requirements apply in connection with health and safety matters, waste management and water usage. The MPRDA also requires mining right applicants to conduct an environmental impact assessment on the area of interest and submit an environmental management program setting forth, among other things, baseline information concerning the affected environment to determine protection, remedial measures and environmental management objectives, and describing the manner in which the applicant intends to modify, remedy, control or stop any action, activity or process which causes pollution or environmental degradation, contain or remedy the cause of pollution or degradation and migration of pollutants and comply with any prescribed waste standard or management standards or practices. In addition, applicants must provide sufficient insurance, bank guarantees, trust funds or cash to ensure the availability of sufficient funds to undertake the agreed work programs and for the rehabilitation, management and remediation of any negative environmental impact on the interested areas. Holders of a mining right must conduct continuous monitoring of the environmental management plan, conduct performance assessments of the plan and compile and submit a performance assessment report to the competent authority, the frequency of which must be as approved in the environmental management program, or every two years or as otherwise agreed by the authority in writing. Mine closure costs are evaluated and reported on an annual basis, but are typically only incurred at mine closure, but guarantees are increased based on the extent of completed mining activity.
The mining right holder must also be in compliance with the Black Economic Empowerment (“BEE”) regulation, a program launched by the South African government to redress certain racial inequalities. In order for a mining right to be granted, a mining company must agree on certain BEE-related conditions with the Department of Mineral and Petroleum Resources. Such conditions relate to, among other things, the company’s ownership and employment equity and require the submission of a social and labor plan. Failure to comply with any of these BEE conditions may have an impact on, among other things, the ability of the mining company to retain the mining right or obtain its renewal upon expiry. In addition, companies subject to BEE must conduct, on an annual basis, a BEE rating audit on several aspects of the business, including black ownership, management control, employment equity, skills development, preferential procurement, enterprise development and socio-economic development. Poor performance on the BEE rating audit may have a negative impact on the company’s ability to do business with other companies, to the extent that a company’s low rating is likely to reduce the rating of its business partners.
Mining rights are subject to payments of royalties to the tax authority, the South African Revenue Services. Such payments are generally made by June 30 and December 31 each year and upon the approval of the concessionaire’s annual financial statements.
United States
The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 impose stringent safety and health standards on all aspects of U.S. mining operations. Certain states in which we operate underground and surface coal mines have state mine safety and health regulations. The Mine Safety and Health Administration (the “MSHA”) inspects mine sites and enforces safety regulations and the Company must comply with ongoing regulatory reporting to the MSHA. Numerous governmental permits, licenses and approvals are required for mining operations. In order to obtain mining permits and approvals from state regulatory authorities, we must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior or better condition, productive use or other permitted condition. We are also required to establish performance bonds, consistent with state requirements, to secure our financial obligations for reclamation, including removal of mining structures and ponds, backfilling and regrading and revegetation.
Customers and Markets
The following table details the breakdown of Ferroglobe’s revenues by geographic end market for the years ended December 31, 2024, 2023 and 2022, respectively.
	Year ended December 31,
($ thousands)	2024	2023	2022
United States of America	573,636	670,854	966,161
Europe
Spain	169,541	169,390	282,387
Germany	282,200	276,333	442,331
Other European Countries	211,722	199,789	423,002
Total revenues in Europe	663,463	645,512	1,147,720
Rest of the World	406,840	333,668	484,035
Total	1,643,939	1,650,034	2,597,916

Customer base
We have a diversified customer base across our key product categories. Throughout our history, we have built long-lasting relationships with our customers based on the breadth and quality of our product offerings, as well as our ability to frequently offer lower-cost and more reliable supply options than our competitors who do not have production facilities located near the customers’ facilities or production capabilities to meet specific customer requirements. We sell our products to customers in more than 40 countries across six continents, though our largest customer concentration is in the United States and Europe. The average length of our relationships with our top 30 customers exceeds 10 years and, in some cases, such relationships are for as long as 30 years.
For the years ended December 31, 2024, 2023 and 2022, Ferroglobe’s 10 largest customers accounted for 56.0%, 50.5% and 50.9% of the Company’s consolidated revenues, respectively.
Customer contracts
Our contracting strategy seeks to ensure significant revenue while remaining flexible to benefit from movement in market pricing and operating efficiencies. Our silicon metal, manganese-based ferroalloys and silicon-based ferroalloys are typically sold under annual and quarterly contracts. Historically, we have targeted to contract 70% of our silicon metal, manganese-based ferroalloys production and silicon-based ferroalloy production in the fourth quarter for the following calendar year. In 2024, the majority of our contracts were indexed to market related benchmarks.
The remaining balance of our silicon metal, manganese-based ferroalloys production and our silicon-based ferroalloy production are sold under quarterly contracts or on a spot basis. Generally, by selling on a spot basis, we are able to take advantage of premiums for prompt delivery. We believe that our diversified contract portfolio allows us to secure a significant amount of revenue while also allowing us to remain flexible and benefit from unexpected price and demand upticks.
Sales and Marketing Activities
Ferroglobe generally sells the majority of its silicon products under annual or longer-term contracts for silicone producers, and mainly between one month to three months for aluminum producing customers. All contracts generally include a volume framework and price formula based on the spot market price and other elements, such as expected production costs and premiums. Ferroglobe also makes spot sales to customers with whom it does not have a contract as well as through quarterly agreements at prices that generally reflect market spot prices. In addition, Ferroglobe sells certain high-value-added products at prices that are not directly correlated with the market prices for the metals or alloys from which they are composed.
With the exception of the manganese-based business, the majority of Ferroglobe’s products are sold in Europe and the United States directly by our own sales forces located in Spain, France, Germany and the United States whereas sales in other regions are generally handled by agents. For the manganese-based business, Glencore and Ferroglobe operate under exclusive agency agreements for the marketing of Ferroglobe’s manganese alloys products worldwide, and for the procurement of manganese ores to supply Ferrogloble’s plants.
Competition
Price represents the most significant differentiating and competitive factor in our core industries. Other important factors include the consistency of the chemical and physical specifications, as well as the reliability of supply.
The silicon metal, manganese and silicon-based alloys and specialty metals markets are highly competitive, global markets, in which suppliers are able to reach customers across different geographies, and in which local presence is generally a minor advantage. In the silicon metal market, Ferroglobe’s primary competitors include Chinese producers, which have production capacity that exceeds total worldwide demand. Aside from Chinese producers, Ferroglobe’s competitors include, but are not limited to: (i) Elkem, a Norwegian manufacturer of silicon metal, ferrosilicon, foundry products, silica fumes, carbon products and energy; (ii) Dow Inc., an American company specializing, in silicone and silicon-based technology (not competitive in merchant markets); (iii) Wacker, a German chemical business which manufactures silicon in Norway (not competitive in merchant markets); (iv) Rima, a Brazilian silicon metal and ferrosilicon producer; (v) Liasa and Minas Ligas, Brazilian producers of silicon; (vi) Simcoa, in Australia which belongs to the Japanese chemical company Shin-Etsu, a consumer of silicon; (vii) PMB Silicon Sdn Bhd in Malaysia, as well as several other smaller producers in Angola, Bosnia Herzegovina, Iceland, Germany, Russia and Thailand. Outside of China, Angola, Egypt, Oman, and U.S. have announced greenfield silicon projects.
In the manganese and silicon alloys market, Ferroglobe’s competitors include (i) Privat Group, a Ukrainian company; (ii) Eramet, a French mining and metallurgical group with production sites in France, Norway and Gabon; (iii) Elkem, a ferrosilicon producer in Norway and Iceland; (iv) Finnfjord a ferrosilicon producer in Norway and (v) Huta Laziska, a ferrosilicon producer in Poland. Importers from outside Europe located mainly in India, Malaysia, Kazakhstan, Brazil, Australia and Georgia.
In the silica fumes market, Ferroglobe’s main competitor is Elkem.
Ferroglobe strives to be a highly efficient, low-cost producer, offering competitive pricing and engaging in manufacturing processes that capture most of its production of by-products for reuse or resale. Additionally, through the vertical integration of its quartz mines in Spain, the United States, Canada and South Africa and its metallurgical coal mines in the United States, Ferroglobe has ensured access to high quality raw materials that are essential in silicon metal, manganese- and silicon-based alloys and specialty metals production processes and has been able to gain a competitive advantage against our competition by reducing our costs.
Research and Development (“R&D”)
Ferroglobe is committed to advancing novel products, cutting-edge technologies, and innovative production processes to enhance value for our stakeholders and align with worldwide megatrends, particularly the transition towards green energy, EVs, sustainable production, electrical mobility and nanomaterials. We maintain specialized teams dedicated to R&D and technology, while also fostering collaborative partnerships through agreements with universities and research institutes in Spain, France, and other global locations. The ensuing section provides an overview of Ferroglobe’s noteworthy and continuous research and development initiatives.
ELSA electrode
Ferroglobe has pioneered a patented technology for electrodes employed in silicon metal furnaces, successfully marketing it to numerous prominent silicon producers worldwide. Recognized as the ELSA electrode, this technology plays a pivotal role in enhancing energy efficiency during the silicon metal production process while eradicating iron contamination. Ferroglobe has extended the privilege to utilize the ELSA electrode to these producers, subject to the payment of royalties to Ferroglobe. The Company remains dedicated to ongoing investments in ELSA to uphold its innovativeness and ensure continual advancement in the process.
Silicon for advanced technologies – Li-ion batteries
Ferroglobe initiated the Silicon for Advanced Technologies project, with the objective of manufacturing customized, silicon-based products tailored for high-end applications. Among the diverse applications being targeted, the most promising market is that of anodic materials for Li-ion batteries. In this specific domain, Ferroglobe has developed high-purity silicon powder, available in various purities and sizes, intended for use as raw material in the production of anodic active materials such as silicon/carbon composites (Si/C) or silicon monoxide (SiOx). These materials, Si/C and SiOx, are incorporated in small proportions in the anodes of lithium-ion batteries.
In this project, high-purity silicon powder is produced using our patented and proprietary technology, leveraging purification methods originally developed for solar-grade silicon. Each of these innovations are protected by patents and offer industrial viability, cost-effectiveness, and a minimal carbon footprint, positioning Ferroglobe as a leader in this emerging market. Our Innovation Centre in Sabón, Spain, hosts the first demonstration milling unit, while industrial-scale purification facilities are already operational in Montricher, France, and Puertollano, Spain. In anticipation of the opportunity for the production and commercialization of silicon-based materials for EV batteries, we have commenced the production and validation of silicon powder for cutting-edge ceramics (such as silicon carbide and silicon nitride), specialized alloys, and fillers for semiconductors. Ferroglobe is leading efforts to develop the next-generation of technology with pure silicon anodes. We are developing specialized micro and submicrometric silicon grades, engineered for seamless integration into anodes with advanced surface treatments. We have established strategic collaborations with select companies and research institutes for treatment processes and electrochemical testing. Recently, Ferroglobe invested in U.S.-based startup Coreshell, which is pioneering a nanocoating solution for silicon-dominant anodes that eliminates the need for graphite entirely. This breakthrough, when paired with LFP cathodes, could potentially yield more affordable batteries with longer vehicle range and faster charging times. Replacing graphite could also enhance supply chain security and significantly reduce the battery’s carbon footprint.
Proprietary Rights and Licensing
Ferroglobe’s intellectual property consists of proprietary patents, know-how and trade secrets. Ferroglobe’s intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although Ferroglobe owns some patented technology, we believe that the Company’s businesses and profitability do not rely fundamentally upon patented technology and that the publication implicit in the patenting process may in certain instances be detrimental to Ferroglobe’s ability to protect its proprietary information.
Regulatory Matters
Environmental and health and safety
Ferroglobe operates facilities worldwide, which are subject to foreign, national, regional, provincial and local environmental, health and safety laws and regulations, including, among others, requirements governing the discharge of materials into the environment, the generation, use, storage and disposal of hazardous substances, the extraction and use of water, land use, reclamation and remediation and the health and safety of Ferroglobe’s employees. These laws and regulations require Ferroglobe to obtain permits from governmental authorities to conduct its regulated activities. Such permits may be subject to modification or revocation by such authorities. Each location has specific environmental permits issued by the local authorities. For example, in France, DREAL (Direction Régionale de l’Environnement, de l’Aménagement et du Logement) manages our local permitting. In the U.S., we are regulated by the Environmental Protection Agency, amongst other local regulatory bodies.
Ferroglobe may not always be in full compliance with such laws, regulations and permits. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of obligations to conduct remediation or upgrade or install pollution or dust control equipment, the issuance of injunctions limiting or preventing Ferroglobe’s activities, legal claims for personal injury or property damages, and other liabilities.
Under these laws, regulations and permits, Ferroglobe could also be held liable for any consequences arising out of an industrial incident, human exposure to hazardous substances or environmental damage that relates to Ferroglobe’s current or former operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Ferroglobe purchases insurance to cover these potential liabilities, but the costs of complying with current and future environmental, health and safety laws, and its liabilities arising from past or future releases of, or exposure to, hazardous substances, may exceed insured, budgeted or reserved amounts and adversely affect Ferroglobe’s business, results of operations and financial condition. Several corporate standards and procedures are being deployed to help effectuate a proactive approach to environmental, health and safety compliance management.

Some environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. The Company follows specific recommendations at each location. For example, each French location maintains their respective environmental permitting requirements to prevent pollution and respect remediation provisions. In addition to cleanup, cost recovery or compensatory actions brought by foreign, national, regional, provincial or local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or did not cause, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.
There are a variety of laws and regulations in place or being considered at the international, national, regional, provincial and local levels of government that restrict or are reasonably likely to result in limitations on, or additional costs related to, emissions of carbon dioxide and other GHGs. These legislative and regulatory developments may cause Ferroglobe to incur material costs to reduce greenhouse gas emissions from its operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowances or credits, or could result in the imposition of material taxes, fees or other governmental requirements relating to such emissions. In addition, such developments may have indirect impacts on Ferroglobe’s operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in energy costs. Air emissions are also under scrutiny by local regulators in several regions of the world, and regulators are increasing enforcement of existing regulations.
Restrictions on water usage are also expected in the near future, as a result of the impact of climate change on water availability and other factors, and water reduction programs will become mandatory for certain of our plants. The Company uses an open cooling process which may be restricted or forbidden in the future. Any potential impact to this process will require investment to upgrade our assets and processes.
For a summary of regulatory matters applicable to Ferroglobe’s mining operations, see “Item 4.B—Laws and regulations applicable to Ferroglobe’s mining operations.”
Energy and electricity generation
Ferroglobe operates hydroelectric plants in France under a concession system, which are subject to energy, environmental, health and safety laws and regulations, including those governing the generation of electricity and the use of water and river basins. These laws and regulations require Ferroglobe to obtain from the French State a Prefectural decree granting the operation to Ferroglobe according to the specifications of the concession.
Trade
Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its products by imposing special duties on unfairly traded imports from certain countries. These orders may be subject to revision, revocation or rescission as a result of periodic and five-year reviews.
In the United States, antidumping or countervailing duty orders cover silicon metal imports from China, Russia, Bosnia and Herzegovina, Iceland, Kazakhstan, and Malaysia.
In June 2020, Ferroglobe USA, Inc. (“Ferroglobe USA”) petitioned the U.S. Department of Commerce (“Commerce”) and the U.S. International Trade Commission (“ITC”) to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling unfairly priced and subsidized silicon metal imports into the United States. These cases were successful, and in April 2021, Commerce issued formal antidumping orders on all imports from Bosnia and Herzegovina and Iceland, and a formal countervailing duty order on all imports from Kazakhstan. A formal antidumping duty order was issued with respect to all imports from Malaysia in August 2021. These orders will remain in place for at least five years. Currently, an appeal of the 2021 Kazakhstan determination remains pending before the United States Court of Appeals for the Federal Circuit. Additionally, periodic reviews are underway at Commerce concerning imports from Malaysia.
In June 2020, the Russia silicon metal antidumping duty order was renewed for another five years after Commerce and the ITC determined that revocation would lead to continued or recurrent dumping and injury to the U.S. industry. Similarly, in November 2023, the China antidumping duty order was renewed for another five years after the ITC and Commerce determined that revocation of the order on Chinese silicon metal imports would lead to continued or recurrent dumping and injury to the U.S. industry.
In September 2023, a bipartisan bill was introduced in the U.S. Senate and subsequently in the House of Representatives to enact a 35% tariff on imports of Russian and Belarusian ferrosilicon. This bill did not pass.
In March 2024, Ferroglobe USA petitioned Commerce and the ITC to stop ferrosilicon producers in Brazil, Kazakhstan, Malaysia, and Russia from selling unfairly priced and subsidized ferrosilicon imports into the United States. The final antidumping rate of 283.27% and countervailing duty rate of 748.58% against Russia were imposed on September 18, 2024. Final determinations by Commerce for Brazil, Kazakhstan and Malaysia were announced on March 24, 2025, with countervailing duty rates ranging from 2.78% to 265.38% and antidumping duties ranging from 0.78% to 21.78%.
In Canada, a sunset (expiry) review of the Canadian antidumping/countervailing duty order covering silicon metal imports from China is currently being conducted, which may result in the removal of the duties on such imports. A decision from the Canadian International Trade Tribunal is expected by April 30, 2025.
In the European Union, antidumping duties are in place covering silicon metal and calcium silicon imports from China, and ferrosilicon imports from China and Russia. In June 2020, the European Commission renewed the antidumping orders on ferrosilicon from China and Russia for five years. In August 2022, following an expiry review the European Commission extended the antidumping duties on silicon metal imports from China for another five-year period. On March 23, 2022, the European Commission imposed definitive antidumping duties on calcium silicon imports from China for a five-year period.
The European Commission opened a safeguard investigation into imports of manganese and silicon-based alloys to Europe on December 19, 2024. The provisional decision is expected to be announced during the second quarter of 2025.
Seasonality
Electrometallurgy
Due to the cyclicality of energy prices and the energy-intensive nature of the production processes for silicon metal, manganese- and silicon-based alloys and specialty metals, in certain instances Ferroglobe does not operate its electrometallurgy plants during certain periods of peak energy prices. Demand for Ferroglobe’s manganese- and silicon-based alloy and specialty metals products is lower during these same periods as its customers also tend to suspend their energy-intensive production processes involving Ferroglobe’s products. As a result, sales within particular geographic regions are subject to seasonality.
C.   Organizational structure.
Ferroglobe PLC is the parent company of Ferroglobe Group. For a list of subsidiaries and ownership structure see “Note 2. Organization and Subsidiaries” to our consolidated financial statements.
D.   Property, Plants and Equipment.
See “Item 4. Information on the Company—B. Business Overview.”

In response to energy or other input costs, market demands or other factors, the Company may opportunistically determine it is necessary to idle or partially idle certain of its facilities.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.   Operating Results
Introduction
You should read the following management’s discussion and analysis of our financial condition and results of operations together with our consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.
Principal Factors Affecting Our Results of Operations
Sale prices
Ferroglobe’s operating performance is highly correlated to the demand for our products, market prices and costs to serve in a globally competitive environment. Ferroglobe follows a pricing policy aimed at maintaining balance between exposure to termed contracts, based on formula pricing, and to the spot market. This approach allows Ferroglobe to remain flexible in adjusting its production and sales footprint depending on changing market conditions, which traditionally have been volatile.
During 2024, market prices across our segments were impacted by the ongoing decline in market price, which had peaked in the prior years due to the re-filling of value chains after the COVID-19 pandemic. The end market demand concerns were exacerbated by the higher interest and inflation rate environment. Additionally, lower market demand continued into the second half of 2024, especially from the automotive and construction sectors which impacted the demand for a variety of our products.
Silicon metal pricing declined during the year in line with lower demand and increasing inventories across global value chains such as the chemical, aluminum, and other commodity sectors. Pricing across Europe and Asia has converged while the US still carries a premium. The drop in demand has forced producers to adjust their production in an effort to attenuate the downward trend in silicon prices that began in mid-2022. After reaching their floor in Q3 2023, silicon prices experienced a gradual recovery over the first half of 2024 before stabilizing over the rest of the year. Ferroalloy prices followed a similar trend, recovering in Q4 2023 as a result of improved steel production in the EU and supply chain disruptions.
Since 2020, the manganese-based alloy pricing spreads over ore recovered through mid-2022 and returned to near historical levels in late 2023 due to weaker steel demand across Europe.
In the first half of 2024, manganese alloy pricing increased sharply and unexpectedly as a result of higher manganese ore prices. These prices spiked following production stoppages in the Gemco mine in Australia and high international shipping rates. During the second half of 2024, these supply chain disruptions gradually subsided, and the global oversupply resulted in a gradual price decline, leading to reduced ferroalloy production.
Commencing in Q1 2025, limited finished products and uncertainty in the supply of high-grade manganese ore is supporting slightly increasing alloy prices.
Our ferrosilicon business pricing declined in 2024 in line with the weakening demand in steel going into the construction and automotive sectors. Further investments were limited by the higher interest and inflation rate environment.

Cost of raw materials
The main raw materials sourced by Ferroglobe are quartz, manganese ore, coal, metallurgical coke, wood, and charcoal. Manganese ore is the largest component of the cost base for manganese-based alloys. In 2024, 39% of Ferroglobe’s total 345kt purchases fell under an annual commitment (35% of 552kt in 2023 and 33% of 682kt in 2022), while the remaining was purchased on a spot basis. Total Manganese Ore expenses in 2024 were $110.2 million ($112.6 million in 2023 and $187.8 million in 2022).
In 2024, coal represented a $178.6 million expense for Ferroglobe ($191.3 million in 2023 and $179.5 million in 2022). Metallurgical coke, used for manganese alloys production, represented a total purchase volume of $43.3 million in 2024 ($41.5 million in 2023 and $72.9 million in 2022). Wood is both an important element for both the production of silicon alloys and the production of charcoal, which is used as a carbon reductant at Ferroglobe’s South African operations. Ferroglobe’s wood expense amounted to $36.6 million, $40.7 million and $37.8 million in 2024, 2023 and 2022, respectively. Ferroglobe sourced the majority of our quartz needs globally from its own mines in Spain, South Africa, the Unites States and Canada. Total quartz consumption in 2024, 2023 and 2022 represented an expense of $74.8 million, $76.7 million and $90.4 million, respectively.
Power
Power generally constitutes one of the largest expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations through active management of our energy procurement and by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations and geographies.
Energy prices softened in 2024 after rising due to the market turmoil created by the conflict in Ukraine in 2022. With improved production in European countries, especially nuclear power production in France, together with reduced consumption in most countries, prices declined throughout the year in Europe. Other geographies remain relatively stable in both availability and prices including in South Africa where load shedding has significantly reduced in 2024.
Foreign currency fluctuation
Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia. Ferroglobe production costs are mostly dependent on local factors, with the exception of the cost of manganese ore and coal, which are dependent on global commodity prices. The relative strength of the functional currencies of Ferroglobe’s subsidiaries influences its competitiveness in the international market, most notably in the case of Ferroglobe’s South African operations, which have historically exported a majority of their production to the U.S. and the European Union. For additional information see “Item 11.—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”
Unfair trade practices
A number of the products we manufacture, including silicon metal and ferrosilicon, are globally-traded commodities that are sold primarily on the basis of price. As a result, our sales volumes and prices may be adversely affected by influxes of imports of these products that are dumped or are subsidized by foreign governments. Our silicon metal and ferrosilicon operations have been injured by such unfair import competition in the past. Applicable antidumping and countervailing duty laws and regulations may provide a remedy for unfairly traded imports in the form of special duties imposed to offset the unfairly low pricing or subsidization. However, the process for obtaining such relief is complex and uncertain. Recently, for example, the US Commerce Department and the ITC issued antidumping duties for ferrosilicon imports against Russia with preliminary countervailing duties issued against Brazil, Kazakhstan and Malaysia.
Regulatory changes
See “Item 4.B.—Business Overview—Regulatory Matters.”

Comparison of the years ended December 31, 2024 and 2023
	Year ended December 31,
($ thousands)	2024	2023
Sales	1,643,939	1,650,034
Raw materials and energy consumption for production	(1,027,130)	(879,286)
Other operating income	84,378	100,992
Staff costs	(279,864)	(305,859)
Other operating expense	(265,182)	(270,090)
Depreciation and amortization charges	(75,463)	(73,532)
Impairment loss	(43,052)	(25,290)
Other gain (loss)	555	(29)
Operating profit	38,181	196,940
Finance income	7,248	5,422
Finance costs	(21,942)	(38,793)
Exchange differences	13,565	(7,551)
Profit before tax	37,052	156,018
Income tax (expense)	(16,252)	(57,540)
Profit for the year	20,800	98,478
(Loss) profit attributable to non-controlling interests	(2,738)	15,816
Profit attributable to the Parent	23,538	82,662
Sales
Sales decreased $6,095 thousand, or 0.4%, to $1,643,939 thousand for the year ended December 31, 2024, from $1,650,034 thousand for the year ended December 31, 2023. The decrease in sales revenue was mainly driven by a 17.6% decrease in silicon-based alloys revenue, partially offset by a 28.4% increase in manganese-based alloys revenues.
Silicon metal sales revenue increased $4,509 thousand, or 0.6%, and average selling prices of silicon metal decreased by 12.2% to $3,262/MT in 2024 from $3,715/MT in 2023. Total shipments of silicon metal increased by 14.6%.
Silicon-based alloys sales revenue decreased $86,316 thousand, or 17.6%, and average selling prices decreased by 13.8% to $2,208/MT in 2024 from $2,562MT in 2023. Total shipments decreased by 4.4%, driven by weak demand from steel manufacturers.
Manganese-based alloys sales revenue increased $73,561 thousand, or 28.4%, and average selling prices increased by 5.7% to $1,206/MT in 2024, compared to $1,141/MT in 2023. Total shipments increased by 21.5%.
Raw materials and energy consumption for production
Raw materials and energy consumption for production increased $147,844 or 16.8%, to $1,027,130 thousand for the year ended December 31, 2024 from $879,286 thousand for the year ended December 31, 2023. Raw materials and energy consumption for production as a percentage of sales was 62%, compared to 53% in 2023. The increase in these costs in total and as a percentage of sales is primarily due to the decrease in the benefit recorded in relation to our agreement with EDF regarding the electricity pricing mechanism as well as the ARENH benefit. We recorded a benefit of $63,032 thousand in 2024 compared to a benefit of $186,211 thousand in the prior year.

Other operating income
Other operating income decreased $16,614 thousand, or 16.5%, to $84,378 thousand for the year ended December 31, 2024, from $100,992 thousand for the year ended December 31, 2023, mainly due to lower income related to the carbon dioxide emission allowances recognized in 2024 amounting to $4,414 thousand. Additionally, 2023 was positively impacted by the benefit received of $10,164 thousand, related to a contingent consideration resulting from the agreement entered with Kehlen Industries Management,S.L, for the sale of the hydro-electric assets in 2019.
Staff costs
Staff costs decreased $25,995 thousand, or 8.5%, to $279,864 thousand for the year ended December 31, 2024, from $305,859 thousand for the year ended December 31, 2023. This decrease is primarily due to a lower variable remuneration driven by the lower results in 2024, mainly in France, amounting to $27,088 thousand.
Other operating expense
Other operating expense decreased $4,908 thousand, or 1.8% to $265,182 thousand for the year ended December 31, 2024, from $270,090 thousand for the year ended December 31, 2023. This decrease was driven by lower carbon dioxide cost for a total of $6,114 thousand and a reduction of services of independent professionals and other supplies expenses amounting to $9,321 thousand, partially offset by an increase in distribution costs amounting to $10,527 thousand, as result of higher sales volumes.
Depreciation and amortization
Depreciation and amortization increased $1,931 thousand, or 2.6%, to $75,463 thousand for the year ended December 31, 2024, from $73,532 thousand for the year ended December 31, 2023. The increase in depreciation is driven by the capital expenditures across the organization.
Impairment loss
Impairment losses increased $17,762, or 142.6%, to a loss of $43,052 thousand for the year ended December 31, 2024, from a loss of $25,290 thousand for the year ended December 31, 2023. During the year ended December 31, 2024 the Company recognized an impairment of $15,483 thousand in relation to the goodwill in its Silicon Metal cash-generating unit group in the U.S., and $24,940 thousand related to impairment of property, plant and equipment allocated to various cash-generating units throughout the Company. Please see Note 8 of our consolidated financial statements. During the year ended December 31, 2023, the Company recognized an impairment of $21,008 thousand in relation to our Selma facility in the U.S, and an impairment of $1,570 and $3,619 thousand relating to our Boo and Cee-Dumbria facilities in Spain.
Finance income
Finance income increased $1,826 thousand, or 33.7%, to $7,248 thousand for the year ended December 31, 2024, from $5,422 thousand for the year ended December 31, 2023. The increase is driven primarily by the change in the fair value of our financial investment in Coreshell amounting to $2,250 thousand.
Finance costs
Finance costs decreased $16,851 thousand, or 43.4%, to $21,942 thousand for the year ended December 31, 2024, from $38,793 thousand for the year ended December 31, 2023. The decrease is due to lower interest expense as a result of the full redemption of the remaining Reinstated Senior Notes at 102.34375% in February 2024.

Exchange differences
Exchange differences changed by $21,116 thousand, to a gain of $13,565 thousand for the year ended December 31, 2024, from a loss of $7,551 thousand for the year ended December 31, 2023, primarily due to impact of the 6% decline in the average EUR-USD exchange rate in 2024 compared to 2023 on our payable loans denominated in Euro.
Income tax (expense)
Income tax expense decreased $41,288 thousand, or 71.8%, to an income tax expense of $16,252 thousand for the year ended December 31, 2024, from an income tax expense of $57,540 thousand for the year ended December 31, 2023. The variance is primarily due to changes in results before taxes in France and the U.S. The profit before taxes for France in 2024 decreased by $97,180 thousand compared to 2023, which resulted in a lower income tax expense of $18,757 thousand in 2024 compared to $41,571 thousand in 2023. In the U.S., the Company recorded a net loss of $12,023 thousand in 2024 compared to income of $26,192 in the prior year.
Segment operations
Operating segments are based upon the Company’s management reporting structure. As such, we report our results in accordance with the following segments:
•
North America – Silicon Metals

•
North America – Silicon Alloys

•
Europe – Manganese

•
Europe – Silicon Metals

•
Europe – Silicon Alloys

•
South Africa – Silicon Metals

•
South Africa – Silicon Alloys

•
Other segments

North America – Silicon Metals
	Year ended December 31,
($ thousands)	2024	2023
Sales	386,429	505,472
Raw materials	(196,522)	(240,482)
Energy consumption for production	(71,025)	(72,680)
Other operating income	10,987	6,605
Staff costs	(57,992)	(67,160)
Other operating expense	(34,497)	(44,304)
Depreciation and amortization	(25,632)	(32,313)
Impairment loss	(17,962)	(21,008)
Other (loss)	(892)	(71)
Operating (loss) profit	(7,106)	34,059
Sales
Sales decreased $119,043 thousand, or 23.6%, to $386,429 thousand for the year ended December 31, 2024, from $505,472 thousand for the year ended December 31, 2023, driven by falling prices and reduced shipments. Average selling prices decreased by 15.6% to $3,348/MT in 2024 from $3,968/MT in 2023 and total shipments declined by 0.2%. Several factors contributed to this decline in prices and shipments, including a slowdown in the automotive sector, which negatively impacted demand for aluminum and, consequently, silicon metal.

Raw materials
Raw materials decreased $43,960 thousand, or 18.3%, to $196,522 thousand for the year ended December 31, 2024 from $240,482 thousand for the year ended December 31, 2023. The decrease in raw materials is in line with lower shipments.
Energy consumption for production
Energy consumption for production recorded an immaterial decrease for the year compared to 2023.
Other operating income
Other operating income increased $4,382 thousand, or 66.3%, to $10,987 thousand for the year ended December 31, 2024 from $6,605 thousand for the year ended December 31, 2023, primarily related to insurance proceeds received from a transformer failure in Bécancour amounting to $2,491 thousand.
Staff costs
Staff costs decreased $9,168 thousand, or 13.7%, to $57,992 thousand for the year ended December 31, 2024, from $67,160 thousand for the year ended December 31, 2023. The decrease is primarily due to a decrease in employees due the idling of our Selma plant in Q4 2023 and throughout 2024 amounting to $4,169 thousand, a lower variable remuneration driven by the lower results in 2024 and a change in the product mix.
Other operating expense
Other operating expense decreased $9,807 thousand, or 22.1%, to $34,497 thousand for the year ended December 31, 2024, from $44,304 thousand for the year ended December 2023. In 2024, the Company had $1,101 thousand lower carbon dioxide costs in its Bécancour facility and $4,623 thousand less in Selma due to the idling of that facility.
Depreciation and amortization
Depreciation and amortization decreased $6,681 thousand, or 20.7%, to $25,632 thousand for the year ended December 31, 2024, from $32,313 thousand for the year ended December 31, 2023, due to the impairment of $21,008 thousand recorded in 2023 in relation to the idling of our Selma facility.
Impairment loss
The Company recorded an impairment loss of $17,962 thousand for the year ended December 31, 2024, split between $2,479 thousand of impairment in our Alloy CGU and $15,483 thousand for the goodwill allocated to our U.S. Silicon Metal CGU. For the year ended December 31, 2023, the Company recorded an impairment loss of $21,008 thousand associated with the idling of our Selma facility.

North America – Silicon Alloys
	Year ended December 31,
($ thousands)	2024	2023
Sales	279,806	283,180
Raw materials	(134,153)	(137,307)
Energy consumption for production	(29,051)	(27,886)
Other operating income	134	3,896
Staff costs	(43,342)	(37,744)
Other operating expense	(29,340)	(26,840)
Depreciation and amortization	(17,209)	(15,183)
Other (loss)	(43)	(115)
Operating profit	26,802	42,001
Sales
Sales decreased $3,374 thousand, or 1.2%, to $279,806 thousand for the year ended December 31, 2024, from $283,180 thousand for the year ended December 31, 2023, driven by low demand. Average selling prices decreased by 12.4% to $2,588/MT in 2024 from $2,955/MT in 2023 and total shipments decreased by 11.6%. Steel production decline and increase in imports undermined silicon alloys demand. The decrease was offset by internal allocation of mining sales within this segment.
Raw materials
Raw materials decreased $3,154 thousand, or 2.3%, to $134,153 thousand for the year ended December 31, 2024, from $137,307 thousand for the year ended December 31, 2023. The decrease in raw materials is in line with lower sales.
Energy consumption for production
Energy consumption for production recorded an immaterial increase for the year compared to 2023.
Other operating income
Other operating income decreased $3,762 thousand, or 96.6%, to $134 thousand for the year ended December 31, 2024, from $3,896 thousand for the year ended December 31, 2023. The reduction relates to prior year commissions which did not recur.
Staff costs
Staff costs increased $5,598 thousand, or 14.8%, to $43,342 thousand for the year ended December 31, 2024, from $37,744 thousand for the year ended December 31, 2023. The increase is primarily due to a change in the product mix favoring higher silicon alloys sales in 2024 compared to 2023.
Other operating expense
Other operating expense increased $2,500 thousand, or 9.3%, to $29,340 thousand for the year ended December 31, 2024, from $26,840 thousand for the year ended December 31, 2023. The increase is due to a change in the product mix, higher silicon alloys sales in 2024 versus 2023.
Depreciation and amortization
Depreciation and amortization increased $2,026 thousand, or 13.3%, to $17,209 thousand for the year ended December 31, 2024, from $15,183 thousand for the year ended December 31, 2023, mainly due to capital expenditure.

Europe – Manganese
	Year ended December 31,
($ thousands)	2024	2023
Sales	367,498	277,508
Raw materials	(230,727)	(226,463)
Energy consumption for production	(21,924)	42,624
Other operating income	24,902	36,628
Staff costs	(31,355)	(28,326)
Other operating expense	(77,607)	(69,897)
Depreciation and amortization	(6,550)	(7,835)
Impairment loss	(2,629)	(1,571)
Other gain	—	1
Operating profit	21,608	22,669
Sales
Sales increased $89,990 thousand or 32.4%, to $367,498 thousand for the year ended December 31, 2024, from $277,508 thousand for the year ended December 31, 2023. The average selling price increased by 7.1% to $1,202/MT in 2024 from $1,112/MT in 2023 and total shipments increased by 22.3%. Price and shipments increased as a result of the Company’s ability to leverage a high-grade manganese ore shortage that developed in the first half of 2024.
Raw materials
Raw materials increased $4,264 thousand, or 1.9%, to $230,727 thousand for the year ended December 31, 2024, from $226,463 thousand for the year ended December 31, 2023, mainly due to an increase in overall shipments partially offset by a higher fixed cost absorption due to higher production. Additionally, the cost of raw materials has decreased, especially manganese ore.
Energy consumption for production
Energy consumption for production changed by $64,548 thousand, to an expense of $21,924 thousand for the year ended December 31, 2024, from a benefit of $42,624 thousand for the year ended December 31, 2023, mainly due to the decrease of the French energy benefit received in 2024 in comparison to 2023.
Other operating income
Other operating income decreased $11,726 thousand, or 32.0%, to $24,902 thousand for the year ended December 31, 2024, from $36,628 thousand for the year ended December 31, 2023, mainly due to the benefit of $10,164 thousand in relation to a contingent consideration resulting from the agreement entered with Kehlen Industries Management,S.L, for the sale of the hydro-electric assets in 2019.
Staff costs
Staff costs increased $3,029 thousand or 10.7%, to $31,355 thousand for the year ended December 31, 2024, from $28,326 thousand for the year ended December 31, 2023, mainly due to higher production in 2024 compared to 2023.
Other operating expense
Other operating expense increased $7,710 thousand, or 11.0%, to $77,607 thousand for the year ended December 31, 2024, from $69,897 thousand for the year ended December 31, 2023, primarily driven by the increase in distribution costs linked to higher volumes in 2024 compared to 2023.

Depreciation and amortization
Depreciation and amortization decreased an immaterial amount in 2024 compared to 2023.
Impairment loss
Impairment losses increased by $1,058 thousand, to a loss of $2,629 thousand for the year ended December 31, 2024, from a loss of $1,571 thousand for the year ended December 31, 2023, primarily related to non-current assets.
Europe – Silicon Metals
	Year ended December 31,
($ thousands)	2024	2023
Sales	393,278	307,230
Raw materials	(210,391)	(206,727)
Energy consumption for production	4,373	103,423
Other operating income	46,241	40,321
Staff costs	(71,647)	(79,114)
Other operating expense	(84,209)	(71,632)
Depreciation and amortization	(11,458)	(6,325)
Other gain	155	79
Operating profit	66,342	87,255
Sales
Sales increased $86,048 thousand or 28.0%, to $393,278 thousand for the year ended December 31, 2024 from $307,230 thousand for the year ended December 31, 2023. The average selling prices decreased by 9.3% to $3,104/MT in 2024 from $3,422/MT in 2023 and total shipments increased by 34.7%. In 2024, the solar industry led the demand for silicon.
Raw materials
Raw materials increased $3,664 thousand, or 1.8%, to $210,391 thousand for the year ended December 31, 2024, from $206,727 thousand for the year ended December 31, 2023, due to the increase in sales, partially offset by a higher fixed cost absorption due to higher production.
Energy consumption for production
Energy consumption for production decreased $99,050 thousand, or 95.8%, to an income of $4,373 thousand for the year ended December 31, 2024, from an income of $103,423 thousand for the year ended December 31, 2023. The decline in energy consumption is due to (i) a decrease in the benefit from our French energy agreement of $39,023 thousand in 2024 compared to a $90,907 thousand benefit in 2023 and (ii) an increase in energy cost due to the increase in sales.
Other operating income
Other operating income increased $5,920 thousand, or 14.7%, to $46,241 thousand for the year ended December 31, 2024, from $40,321 thousand for the year ended December 31, 2023, primarily due to higher income related to the carbon dioxide emission allowances recognized in 2024 in our Sabon facility (Spain).
Staff costs
Staff costs decreased $7,467 thousand, or 9.4%, to $71,647 thousand for the year ended December 31, 2024, from $79,114 thousand for the year ended December 31, 2023. The decrease is primarily due to a lower variable remuneration.

Other operating expense
Other operating expense increased $12,577 thousand, or 17.6%, to $84,209 thousand for the year ended December 31, 2024, from $71,632 thousand for the year ended December 31, 2023, primarily driven by an increase in distribution costs due to higher product volumes in 2024 compared to 2023 as well as higher carbon dioxide cost.
Depreciation and amortization
Depreciation and amortization increased $5,133 thousand, or 81.2%, to $11,458 thousand for the year ended December 31, 2024, from $6,325 thousand for the year ended December 31,2023, primarily due to the additional capital expenditures.
Europe – Silicon Alloys
	Year ended December 31,
($ thousands)	2024	2023
Sales	181,702	216,465
Raw materials	(147,642)	(160,780)
Energy consumption for production	7,699	52,371
Other operating income	5,967	21,149
Staff costs	(23,613)	(42,069)
Other operating expense	(24,284)	(44,132)
Depreciation and amortization	(3,692)	(3,005)
Impairment loss	(3,646)	(3,619)
Other gain	68	47
Operating (loss) profit	(7,441)	36,427
Sales
Sales decreased $34,763 thousand or 16.1%, to $181,702 thousand for the year ended December 31, 2024, from $216,465 thousand for the year ended December 31, 2023. Average selling prices decreased by 19.0% to $1,963/MT in 2024 from $2,424/MT in 2023 and total shipments decreased by 3.0%. The declines primarily related to an increase in imports of low-priced goods from our competitors.
Raw Materials
Raw Materials decreased $13,138 thousand, or 8.2%, to $147,642 thousand for the year ended December 31, 2024, from $160,780 thousand for the year ended December 31, 2023. Raw materials decreased due to a decrease in shipments.
Energy consumption for production
Energy consumption for production decreased $44,672 thousand, or 85.3%, to $7,699 thousand for the year ended December 31, 2024, from $52,371 thousand for the year ended December 31, 2023. The decrease in energy consumption is primarily due to a decrease in the benefit from our French energy agreement of $10,602 thousand in 2024 compared to a $40,910 thousand benefit in 2023.
Other operating income
Other operating income decreased $15,182 thousand, or 71.8%, to $5,967 thousand for the year ended December 31, 2024, from $21,149 thousand for the year ended December 31, 2023, due to lower income related to the carbon dioxide emission allowances recognized in 2024, mainly driven by a decrease in fair value of the carbon dioxide emission allowances compared to 2023.
Staff costs
Staff costs decreased $18,456 thousand, or 43.9%, to $23,613 thousand for the year ended December 31, 2024, from $42,069 thousand for the year ended December 31, 2023. The decrease is due to lower variable remuneration driven by the lower results in 2024 and a release of $6,957 thousand for a restructuring and litigation provisions which settled in 2024.
Other operating expense
Other operating expense decreased $19,848 thousand, or 45.0%, to $24,284 thousand for the year ended December 31, 2024, from $44,132 thousand for the year ended December 31, 2023, driven by lower carbon dioxide cost for a total of $15,182 thousand and a decrease in distribution costs.
Depreciation and amortization
Depreciation and amortization decreased an immaterial amount in 2024 compared to 2023.
Impairment loss
Impairment loss increased an immaterial amount in 2024 compared to 2023.
South Africa – Silicon Metals
	Year ended December 31,
($ thousands)	2024	2023
Sales	67,944	50,071
Raw materials	(37,452)	(16,401)
Energy consumption for production	(22,786)	(27,602)
Other operating income	65	594
Staff costs	(6,270)	(5,007)
Other operating expense	(7,502)	(11,223)
Depreciation and amortization	(2,863)	(1,840)
Impairment (loss) gain	(12,953)	478
Operating loss	(21,817)	(10,930)
Sales
Sales increased $17,873 thousand, or 35.7%, to $67,944 thousand for the year ended December 31, 2024, from $50,071 thousand for the year ended December 31, 2023. Average selling prices increased by 8.3% to $3,350/MT in 2024 from $3,094/MT in 2023 and total shipments increased by 14.5%.
Raw materials
Raw materials increased $21,051 thousand, or 128.4%, to $37,452 thousand for the year ended December 31, 2024, from $16,401 thousand for the year ended December 31, 2023, driven by the increase in product volumes sold during 2024 and higher fixed costs due to the temporary idling of the Polokwane facility.
Energy consumption for production
Energy consumption for production decreased $4,816 thousand, or 17.5%, to $22,786 thousand for the year ended December 31, 2024, from $27,602 thousand for the year ended December 31, 2023, due to the temporary idling of the Polokwane facility.

Other operating income
Other operating income decreased by an immaterial amount in 2024 compared to 2023.
Staff costs
Staff costs increased by an immaterial amount in 2024 compared to 2023.
Other operating expense
Other operating expense decreased $3,721 thousand, or 33.2%, to $7,502 thousand for the year ended December 31, 2024, from $11,223 thousand for the year ended December 31, 2023, primarily due to lower operating, selling and administrative costs in our Polokwane facility as a result of being partially idled during 2024.
Depreciation and amortization
Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.
Impairment (loss) gain
Impairment loss increased $13,431 thousand, to $12,953 thousand for the year ended December 31, 2024, from a gain of $478 thousand for the year ended December 31, 2023. This variance is mainly due to the impairment recorded in the Polokwane facility amounting to $12,953 thousand.
South Africa – Silicon Alloys
	Year ended December 31,
($ thousands)	2024	2023
Sales	91,021	109,684
Raw materials	(41,599)	(45,491)
Energy consumption for production	(34,820)	(36,710)
Other operating income	83	(142)
Staff costs	(9,978)	(10,412)
Other operating expense	(5,394)	(10,718)
Depreciation and amortization	(4,622)	(4,056)
Other losses	(6)	—
Operating (loss) profit	(5,315)	2,155
Sales
Sales decreased $18,663 thousand, or 17.0%, to $91,021 thousand for the year ended December 31, 2024, from $109,684 thousand for the year ended December 31, 2023. Average selling prices decreased by 9.2% to $1,894/MT in 2024 from $2,087/MT in 2023 and total shipments declined by 3.8%, primarily due to reduced domestic demand and higher cost.
Raw materials
Raw materials decreased $3,892 thousand, or 8.6%, to $41,599 thousand for the year ended December 31, 2024, from $45,491 thousand for the year ended December 31, 2023. The decrease is attributed to the lower shipments.
Energy consumption for production
Energy consumption for production decreased by an immaterial amount in 2024 compared to 2023.

Other operating income
Other operating income increased by an immaterial amount in 2024 compared to 2023.
Staff costs
Staff costs decreased by an immaterial amount in 2024 compared to 2023.
Other operating expense
Other operating expense decreased $5,324 thousand, or 49.7%, to $5,394 thousand for the year ended December 31, 2024, from $10,718 thousand for the year ended December 31, 2023, mainly due to lower operating, selling and administrative costs in Emalahleni facility.
Depreciation and amortization
Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.
Other segments
	Year ended December 31,
($ thousands)	2024	2023
Sales	43,001	54,921
Raw materials	(25,133)	(30,391)
Energy consumption for production	(3,774)	(4,889)
Other operating income	44,978	50,655
Staff costs	(35,667)	(36,027)
Other operating expense	(50,271)	(48,309)
Depreciation and amortization	(3,437)	(2,975)
Impairment (loss) gain	(5,862)	430
Other gain	1,273	30
Operating loss	(34,892)	(16,555)
Sales
Sales decreased $11,920 thousand, or 21.7%, to $43,001 for the year ended December 31, 2024, from $54,921 thousand for the year ended December 31, 2023, primarily due to sales decrease in our facility in Argentina amounting to $13,497 thousand. Shipments in Argentina decreased to 4,623 tons from 8,791, a reduction of 47.4%.
Raw materials
Raw materials decreased $5,258 thousand, or 17.3%, to $25,133 thousand for the year ended December 31, 2024, from $30,391 thousand for the year ended December 31, 2023, primarily due to lower costs as consequence of lower production volumes in Argentina.
Energy consumption for production
Energy consumption for production decreased by an immaterial amount in 2024 compared to 2023.
Other operating income
Other operating income decreased $5,677 thousand, or 11.2%, to $44,978 thousand for the year ended December 31, 2024, from $50,655 thousand for the year ended December 31, 2023, primarily due to a decrease in the allocation of management fee charges that are eliminated during the consolidation process.

Staff costs
Staff costs decreased by an immaterial amount in 2024 compared to 2023.
Other operating expense
Other operating expense increased $1,962 thousand, or 4.1%, to $50,271 for the year ended December 31, 2024, from $48,309 thousand for the year ended December 31, 2023, primarily due to an increase of professional services costs.
Depreciation and amortization
Depreciation and amortization increased by an immaterial amount in 2024 compared to 2023.
Impairment (loss) gain
Impairment losses changed by $6,292 thousand, to a loss of $5,862 thousand for the year ended December 31, 2024, from a gain of $430 thousand for the year ended December 31, 2023, due to the impairment recorded in our solar-grade silicon metal project in Puertollano, Spain, amounting to $5,862 thousand.
Comparison of the years ended December 31, 2023 and 2022
For a discussion of the financial results and condition for the fiscal year ended December 31, 2022, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2023 and 2022” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on May 13, 2024.
Non-IFRS measures and reconciliation
In addition to our operating results, as calculated in accordance with IFRS as adopted by the IASB, the Company uses non-IFRS measures such as EBITDA, FX adjusted EBITDA, net working capital and net (cash)/debt for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding depreciation and amortization and miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.
In this Annual Report, we present EBITDA, which we define as net profit (loss) attributable to the parent, adjusted by (i) profit (loss) attributable to non-controlling interest; (ii) income tax (benefit) expense; (iii) net finance expense; and (iv) depreciation and amortization charges; and we present FX adjusted EBITDA, which we define as EBITDA adjusted by exchange differences. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

A reconciliation of EBITDA and FX adjusted EBITDA to our net income (loss) for the years indicated is presented below:
	2024	2023	2022
Profit (loss) attributable to the parent	23,538	82,662	440,314
(Loss) profit attributable to non-controlling interest	(2,738)	15,816	3,514
Income tax expense	16,252	57,540	147,983
Net finance expense	14,694	33,371	58,741
Depreciation and amortization charges	75,463	73,532	81,559
EBITDA	127,209	262,921	732,111
Exchange differences	(13,565)	7,551	9,995
FX Adjusted EBITDA	113,644	270,472	742,106
We calculate net working capital as (i) inventories, plus (ii) trade receivables and (iii) other receivables, less (iv) trade payables. The Company believes that net working capital is an important figure as it provides a relevant metric for the efficiency and liquidity of our operating activities.
The calculation of our net working capital derived from our consolidated financial statements as of December 31, 2024 and 2023 is presented below:
	2024	2023
Inventories	347,139	383,841
Trade receivables	188,816	220,330
Other receivables	83,103	89,913
Trade payables	(158,251)	(183,375)
Net Working Capital	460,807	510,709
We calculate net (cash)/debt as the summation of (i) bank borrowings excluding factoring agreements; (ii) debt instruments; and (iii) other financial liabilities; less (iv) current restricted cash; and (v) cash and cash equivalents. The Company believes that monitoring and reporting net (cash)/debt provides management with the ability to assess our leverage and liquidity.
The calculation of our net (cash)/debt derived from our consolidated financial statements as of December 31, 2024 and 2023 is presented below:
	2024	2023
Bank borrowings(1)	22,103	15,865
Debt instruments	10,135	154,780
Other financial liabilities	73,805	81,283
Current restricted cash	(298)	(1,179)
Cash and cash equivalents	(132,973)	(136,470)
Net (Cash)/Debt	(27,228)	114,279

(1)
Bank borrowings exclude factoring programs

B.   Liquidity and Capital Resources
Overview
The Company’s financial resources are managed conservatively to fund our working capital requirements, capital expenditures, service our indebtedness and fund key initiatives underlying our strategic plan, including our ESG-related initiatives. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles of the industries in which it participates, while keeping the cost of capital at competitive levels. The Company has historically managed these efforts through its cash flows from operations, long-term debt and share issuances, revolving lines of credit, funding from the Sociedad Estatal de Participaciones Industriales (“SEPI”) and its factoring arrangements with third parties.
In July 2023, in coordination with the management of our liabilities and strengthened cash and cash equivalents position, the Company via its subsidiary issuers of the 9.375% senior secured notes due 2025 partially redeemed such Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued and unpaid interest of $14,000 thousand. In February 2024, the Company completed the full redemption of the remaining Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Reinstated Senior Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and a call premium of $4,075 thousand. The Reinstated Senior Notes were fully redeemed from the Company’s cash and cash equivalents.
As of December 31, 2024 and 2023, Ferroglobe had cash and cash equivalents and restricted cash and cash equivalents of $133,271 thousand (of which $298 thousand is restricted cash) and $137,649 thousand (of which $1,179 thousand is restricted cash), respectively. Cash and cash equivalents are primarily held in USD and EUR.
In addition to these resources, the Company believes that our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.
Capital Expenditures
The Company’s capital expenditures for the years ended December 31, 2024, 2023 and 2022 were $76,165 thousand, $83,679 thousand and $52,147 thousand, respectively. These investments targeted expansion and productivity improvements, as well as, capitalizable repairs and maintenance.
As part of its ongoing commitment to sustainability, Ferroglobe’s Board of Directors approved the Company’s decarbonization plan to reduce our combined scope 1 and 2 carbon emissions per ton of production by at least 26% by 2030 from a 2020 baseline. This decarbonization plan will result in committing $29.1 million in capex through 2026, of which the Company has been granted $12.2 million from local governments to support its initiatives.
Debt
Debt comprises bank borrowings, lease liabilities, debt instruments, and other financial liabilities. As of December 31, 2024, the Company’s total outstanding debt was $210,554 thousand, consisting of $114,370 thousand in short-term debt, including the current portion of long-term debt, and $96,184 in long-term debt.
Our USD denominated debt as of December 31, 2024 was $26,302 thousand (or 12% of our total debt), our EUR denominated indebtedness was $174,358 thousand (or 83% of our total debt) and other denominated debt was $9,894 thousand (or 5% of our total debt).
As of December 31, 2024, $71,950 thousand (34% of total debt) bears interest at floating rates and $136,663 thousand (66% of total debt) bears interest at fixed rates.
Long-term debt
The following discussion briefly describes our long-term debt arrangements as of December 31, 2024. For additional information, see the Notes to our consolidated financial statements.

REINDUS Loan: In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with the industrial development projects related to a silicon project in Spain, at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030. As of December 31, 2024 the amortized cost of the loan is $24,088 thousand.
Québec Loan: In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.
French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4,300 thousand ($4,752 thousand), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital.
US Lease Financing: In September 2024, a Company subsidiary entered into a Master Lease Agreement (“MLA”) with Citizens Asset Finance (“Citizens”). The MLA permits the Company as lessee to enter into one or more leasing schedules with Citizens as lessor. When entering a lease schedule, Citizens leases equipment covered by the respective lease schedule to the Company subject to terms and conditions of the MLA. The subsidiary and Citizens entered into three lease schedules as of December 31, 2024, pursuant to the terms of the MLA, providing $6.1 million up front as part of a sale of assets to the Lessor.
North American revolving line of credit
In June 2022, Company subsidiaries entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver at any given moment is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization. During the year ended December 31, 2024, the Company drew down $32,000 thousand, which has been fully repaid, yielding no balance as of the end of the year.
Under the ABL credit agreement, the borrowers commit not to, without lender consent, create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of equity interests of any loan party or its affiliates, and maintain a financial covenant consolidated fixed charge coverage ratio of than 1.00 to 1.00.
Factoring arrangements
In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:
•
maximum cash consideration advanced is up to €60,000 thousand;

•
overcollateralization of 10% of accounts receivable as a guarantee provided to the Agent until the payment has been satisfied;

•
a 0.18% to 0.25% fee charge on total invoices and credit notes sold to the Agent; and

•
a financing commission set at EURIBOR 3 months plus 1% charged on drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

In February 2022, the Company signed a without recourse factoring agreement with Bankinter that offers the possibility to sell the receivables corresponding to eleven pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.
The main characteristics of this program are the following:
•
maximum cash consideration advanced is up to €30,000 thousand;

•
a 0.25% fee of the receivables face values;

•
a cost of financing at 12-month Euribor plus 1%;

•
a closing fee of 0.25% of the financing; and

•
an annual renewal fee of 0.25% of the financing.

Availability of funds
As of December 31, 2024 and 2023, we had cash and cash equivalents, restricted cash and other restricted funds amounting to $133,271 thousand and $137,649 thousand, respectively. Please see Note 9 Financial assets and other receivables to our consolidated financial statements.
The Company also has certain restrictions regarding dividend payments in the partnerships with Dow as of December 31, 2024.
Ferroglobe PLC is the parent company of Ferroglobe Group and receives funding from its subsidiaries in the form of intercompany loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Ferroglobe PLC negatively affect our liquidity and thus our business.
Ferroglobe Spain Metals also has restrictions coming from the SEPI loans. Until the loans have been fully repaid in 2025, the Company is subject to several restrictions, including the following prohibited payments: (1) payment of dividends; (2) payment of management fee; (3) repayment of intra-group loans; (4) payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with an exception of $20,000 thousand of those balances (intercompany commercial balances generated after June 2021 are permitted); and (5) payment of interest on intercompany loans corresponding to fiscal years 2023 and 2022 (see Note 20).
Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, including among others: communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as a collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of a $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Contractual Obligations
The following table sets forth Ferroglobe’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2024.
		Payments Due by Period
($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 5 years	More than 5 years
Non-current and current debt obligations	10,268	10,268	—	—	—
Government loans	69,651	47,283	9,408	12,960	—
Bank borrowings	57,162	43,251	681	13,230	—
Capital expenditures	9,391	9,391	—	—	—
Leases	169,809	14,225	14,504	26,155	114,925
Power purchase commitments(1)	293,709	97,577	62,922	81,413	51,797
Purchase obligations(2)	32,633	32,633	—	—	—
Other non-current liabilities(3)	3,653	2,163	1,489	—	—
Total	646,275	256,792	89,004	133,758	166,722

(1)
Represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchases. Minimum charges requirements expire after providing one-year notice of contract cancellation.

(2)
The Company has outstanding purchase obligations with suppliers for raw materials in the normal course of business. The disclosed purchase obligation amount represents commitments to suppliers that are enforceable and legally binding and do not represent total anticipated purchases of raw materials in the future.

(3)
Included contingent consideration with Glencore.

The table above also excludes certain other obligations reflected in our consolidated statements of financial position, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute $548 thousand to our pension plans for the year ended December 31, 2025.
Further information regarding Ferrogloble’s contractual obligations and commercial commitments as of December 31, 2024, is set forth in Note 29 Financial risk management to the consolidated financial statements.
Cash Flows
Comparison of the years ended December 31, 2024 and 2023
The following table summarizes our cash flows for the periods indicated:
	Year ended December 31,
($ thousands)	2024	2023
Cash and cash equivalents at beginning of period	137,649	322,943
Cash flows from operating activities	243,258	178,372
Cash flows used in investing activities	(66,937)	(81,806)
Cash flows used in financing activities	(175,508)	(282,147)
Exchange differences on cash and cash equivalents in foreign currencies	(5,191)	287
Cash, restricted cash and cash equivalents at end of period	133,271	137,649
Cash, restricted cash and cash equivalents at end of period from statement of financial position	133,271	137,649

Cash flows from operating activities
Cash flows from operating activities increased $64,886 thousand, to a positive $243,258 thousand for the year ended December 31, 2024, from a positive cash generated of $178,372 thousand for the year ended December 31, 2023. The change in cash flows from operating activities for the year ended December 31, 2024 was mainly due to (i) an increase in other changes in energy receivable by $291,766 thousand, to an inflow of 131,959 thousand in 2024 from an outflow of $159,807 thousand in 2023, offset by (i) a decrease of $95,974 thousand in the profit for the year, from a net profit of $98,478 thousand for the year ended December 31, 2023 compared with a net profit of $2,504 thousand for the same period in 2024, and (ii) a decrease of $46,154 thousand in non-cash adjustments, predominantly driven by a decrease of $41,288 thousand in income tax expense.
Cash flows from investing activities
Cash flows used in investing activities decreased $14,869 thousand to an outflow of $66,937 thousand for the year ended December 31, 2024, from an outflow of $81,806 thousand for the year ended December 31, 2023. Capital expenditures decreased during the year ended December 31, 2024 to $76,165 thousand from $83,679 thousand during the year ended December 31, 2023. Additionally in 2024, the Company received a government grant of $12,453 thousand for the construction of a biocarbon plant at our Sabón plant in Spain.
Cash flows from financing activities
Cash flows used in financing activities decreased $106,639 thousand, to a net outflow of $175,508 thousand for the year ended December 31, 2024, from a net outflow of $282,147 thousand for the year ended December 31, 2023. The decrease is mainly due to a decrease in interest paid due to the full redemption of the Reinstated Senior Notes by $147,624 thousand in February 2024 (partially repaid by $150.0 million in July 2023) and a decrease in the net impact of bank borrowings. Additionally, in 2023 the Company partially repaid $17.4 million of its loan due to Reindus and repurchased $29 million of Reinstated Senior Notes.
C.   Research and Development, Patents and Licenses, etc.
For additional information see “Item 4.B.—Information on the Company—Business Overview—Research and Development (R&D).”
D.   Trend Information
We discuss in Item 5.A. above and elsewhere in this Annual Report, trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that we believe are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources or to cause the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.
E.   Critical Accounting Estimates
Not applicable.
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
B.   Related Party Transactions
The following includes a summary of material transactions with any: (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us, (ii) associates, (iii) individuals owning, directly or indirectly, an interest in the voting power of the Company, that gives them significant influence over us, and close members of any such individual’s family, (iv) key management personnel, including directors and senior management of such companies and close members of such individuals’ families or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Grupo VM shareholder agreement
On November 21, 2017, we entered into an amended and restated shareholder agreement with Grupo VM (the “Grupo VM Shareholder Agreement”), as amended on January 13, 2021, and July 29, 2021 that contains various rights and obligations with respect to Grupo VM’s ordinary shares, including in relation to the appointment of directors and dealings in the Company’s shares. It sets out a maximum number of directors (the “Maximum Number”) designated by Grupo VM (each, a “Grupo VM Director”) dependent on the percentage of share capital in the Company held by Grupo VM. The Maximum Number is three, if Grupo VM’s percentage of the Company’s shares is greater than 25%; two if the percentage is greater than 15% but less than 25%; and one if the percentage is greater than 10% but less than 15%. As at the date of this Annual Report, the Board of Directors of the Company has three Grupo VM Directors pursuant to the Grupo VM Shareholder Agreement: Javier Lopez Madrid, Juan Villar-Mir de Fuentes and Manuel Garrido y Ruano. Additionally, Silvia Villar-Mir de Fuentes is affiliated with Grupo VM.
Under the Grupo VM Shareholder Agreement, Grupo VM has the right to submit the names of one or more director candidates (a “Grupo VM Nominee”) to the Nominations Committee (now referred to as the Nominations and Governance Committee) for consideration to be nominated or appointed as a director as long as it holds 10% or more of Company’s shares. If the Nominations Committee does not recommend a Grupo VM Nominee for nomination or appointment or if the requisite approval of the Board of Directors is not obtained in accordance with the Articles, Grupo VM shall, in good faith, and as promptly as possible but in all cases within 30 days, submit the names of one or more additional (but not the same) Grupo VM Nominees for approval. Grupo VM shall continue to submit the names of additional (but not the same) Grupo VM Nominees until such time as the favorable recommendation of the Nominations Committee and requisite approval of the Board of Directors are obtained. On December 23, 2015, Grupo VM designated Javier López Madrid to serve as the Executive Vice-Chairman of the Board in connection with the closing of the Business Combination. Upon the resignation of Alan Kestenbaum as Executive Chairman of the Board, Mr. López Madrid was appointed as Executive Chairman of the Board effective December 31, 2016. Mr. López Madrid was Chairman of the Nominations Committee until it was replaced by the Nominations and Governance Committee on May 26, 2023.
The Board of Directors are prohibited from filling a vacancy created by the death, resignation, removal or failure to win re-election (a “Casual Vacancy”) of a Grupo VM Director other than with a Grupo VM Nominee. Grupo VM shall have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy only if the Casual Vacancy was created by the death, resignation, removal or failure to win re-election of a Grupo VM Director. Grupo VM does not have the right to submit a Grupo VM Nominee for appointment to fill a Casual Vacancy if the number of Grupo VM Directors equals or exceeds the Maximum Number. In connection with any meeting of shareholders to elect directors, the number of Grupo VM Nominees in the slate of nominees recommended by the Board of Directors must not exceed the Maximum Number.
Subject to certain exceptions, Grupo VM has preemptive rights to subscribe for up to its proportionate share of any shares issued in connection with any primary offerings. The Grupo VM Shareholder Agreement (i) also restricts the ability of Grupo VM and its affiliates to acquire additional shares and (ii) contains a standstill provision that limits certain proposals and other actions that can be taken by Grupo VM or its affiliates with respect to the Company, in each case, subject to certain exceptions, including prior Board approval. The Grupo VM Shareholder Agreement also restricts the manner by which, and persons to whom, Grupo VM or its affiliates may transfer shares. On February 3, 2016, during an in person meeting of our Board, the Board approved the purchase of up to 1% of the shares by Javier López Madrid in the open market pursuant to Section 5.01(b)(vi) of the Grupo VM Shareholder Agreement.
The Grupo VM Shareholder Agreement will terminate on the first date on which Grupo VM and its affiliates hold less than 10% of the outstanding Shares.
Agreements with executive officers and key employees
We have entered into agreements with our executive officers and key employees. See “Item 6.A.—Directors, Senior Management and Employees—Directors, Senior Management and Employees.”

VM Energía and Energya VM
Under contracts entered into with Ferroglobe Spain Metals, S.A.U. (“Ferroglobe Spain Metals”) and Ferroglobe Monzón, S.L. (“Ferroglobe Monzón”), Villar Mir Energía, S.L.U. (“VM Energía”) or Energya VM Gestión de Energía, S.L.U. (“Energya VM”), as applicable, supplies the energy needs of the Boo, Sabón and Monzón electrometallurgy facilities as a broker in the wholesale power market. The contracts were first entered into in 2010 and have been renewed several times since. The contracts allow Ferroglobe Spain Metals and Ferroglobe Monzón to buy energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from VM Energía or Energya VM, as applicable, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. The agreements were renewed for an additional year in December 2024. The relevant contracting party within the Ferroglobe group pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal year ended December 31, 2024, Ferroglobe Spain Metals and Ferroglobe Monzón’s obligations to make payments to VM Energía or Energya VM under their respective agreements for the purchase of energy plus the service charge amounted to $45,053 thousand and $9,763 thousand, respectively ($24,635 thousand and $10,691 thousand, respectively, in 2023 and $95,401 thousand, $37,317 thousand, respectively, in 2022). These contracts are similar to contracts Ferroglobe Spain Metals signs with other third-party brokers.
Under contracts entered into with Ferroglobe Ramsa Mining, S.A. (“RAMSA”) and Ferrroglobe Cuarzos Industriales Mining S.A.U. (“CISA”), Energya VM supplies the energy needs of the mining facilities operated by those companies as a broker in the wholesale power market. The contracts were entered into in 2010 and 2012 and were most recently extended for an additional year in December 2024. For the fiscal year ended December 31, 2024, RAMSA and CISA’s obligations to make payments to VM Energía or Energya VM under their respective agreements amounted to $663 thousand and $299 thousand respectively ($779 thousand and $359 thousand, respectively, in 2023, and $1,152 thousand and $460 thousand, respectively, in 2022).
Additionally, for the fiscal year ended December 31, 2024, 2023 and 2022, Energya VM invoiced other subsidiaries of Ferroglobe Spain Metals for a total amount of $461 thousand, $636 thousand and $647 thousand, respectively.
In June 2020, Ferroglobe Monzón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Monzón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to Ferroglobe Monzón.
In February 2021, FerroAtlántica de Sabón and VM Energía entered into a collaboration agreement by virtue of which VM Energía is allowed to use Sabón’s grid connection point and high voltage electrical assets for a PV installation project, electricity from which will be supplied to FerroAtlántica de Sabón. On September 30, 2021, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) absorbed its subsidiary FAU Sabón assuming all the rights and obligations derived from this contract.
In December 2021, Ferroglobe Spain Metals entered into an agreement with VM Energía to assist in the identification of counterparties and intermediation for the closing of long-term power purchase agreements. The agreement extended for a new three-month period and automatic renewals with a thirty day prior notice for its termination. This obligation from this prior agreement was later included in the three PPAs entered into on December 27, 2023 by Ferroglobe Spain Metals and VM Energía, and as such this agreement was terminated.
From March 1, 2023 to May 31, 2023, Ferroglobe Spain Metals entered into eleven swap contracts with Energya VM, its current power supplier, to pay a fix cost for the energy supplied to Sabón during those months. The framework agreement to execute swap transactions during 2024 was extended and Ferroglobe Spain Metals entered into 10 swap contracts with Energya VM during 2024.
In September 2023, Ferroglobe Spain Metals and Ferroglobe Monzón entered into voltage control center agreements for the three plants, Boo, Sabón and Monzón, necessary for the participation in the Active Response Demand system effective from January 2024.

On October 31, 2023, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, Energya VM supplies 30,000 MWh/year from November 1, 2023, to June 30, 2027.
On December 27, 2023, Ferroglobe Spain Metals and VM Energía entered into three Power Purchase Agreements (PPAs). Under those PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 285,000 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2028.
On November 11, 2024, Ferroglobe Spain Metals and Mowe Eólica, a VM Energía subsidiary, entered into a Power Purchase Agreement (PPA). Under this PPAs, VM Energía, or a VM Energía subsidiary, will supply to Sabón 35,400 MWh/year on a pay as produced basis during 10 years from the commencement of operation of the plants which is expected in 2029.
Other agreements with other related parties
Under the terms of a loan agreement entered into on July 24, 2015 between Ferroglobe Spain Metals (formerly FerroAtlántica) and Inmobiliaria Espacio, S.A. (“IESA”), the ultimate parent of Grupo VM, FerroAtlántica extended to IESA a credit line for treasury purposes of up to $20 million, of which $2.6 million (the “Loan”) remained outstanding. The Company has written off this amount as of December 31, 2024. The credit line runs year on year for a maximum period of 10 years and amounts outstanding under it (including the Loan) bear interest annually at the rate equal to the EURIBOR three-month rate plus 2.75 percentage points. The availability of the credit line may be cancelled at the end of any year or at any time by IESA.
Calatrava RE, a Luxembourg affiliate of Grupo VM, is a reinsurer of the Company’s global marine and property insurance programs. The property and marine cargo insurances are placed with Mapfre Global Risks S.A. with whom the Company contracts for the provision of this insurance. There are no contracts directly in place between the Company and Calatrava RE.
C.   Interests of Experts and Counsel
Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.
The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.
For more information about the Company’s financial risk management, see Note 29 Financial risk management of the consolidated financial statements.
Market risk
Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed are foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials (principally coal and manganese ore) and power.
Foreign exchange rate risk
Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows.
Interest rate risk
Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise bank borrowings and other financial liabilities.
As of December 31, the Company’s interest-bearing financial liabilities were as follows:
	2024
	Fixed rate U.S.$’000	Floating rate U.S.$’000	Total U.S.$’000
Bank borrowings (Note 17)	14,831	42,331	57,162
Obligations under leases (Note 18)	69,452	—	69,452
Debt instruments (Note 19)	—	10,135	10,135
Other financial liabilities (Note 20)	52,380	19,484	71,864
	136,663	71,950	208,613

(*)
Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

	2023
	Fixed rate U.S.$’000	Floating rate U.S.$’000	Total U.S.$’000
Bank borrowings (Note 17)	15,865	30,683	46,548
Obligations under leases (Note 18)	66,250	—	66,250
Debt instruments (Note 19)	154,780	—	154,780
Other financial liabilities (Note 20)	57,218	20,224	77,442
	294,113	50,907	345,020

(*)
Other financial liabilities comprise loans from government agencies (see Note 20 Other Financial Liabilities of the consolidated financial statements).

Power risk
Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2024, Ferroglobe’s total power consumption was 5,915 gigawatt-hours (5,834 in 2023), with power contracts that vary across its operations.
For the years ended December 31, 2024 and 2023, respectively, Ferroglobe engaged in discussions with energy companies to secure Power Purchase Agreements (“PPAs”) based on Solar and wind generation. Four PPAs were signed in July 2024 with a total volume of 150,000 MWh/year at a fixed price between 43 and 58 EUR/MWh. In November 2024, the Company entered into an additional PPA on a pay as produced basis at a maximum price of 50 EUR/MWh during 10 years from the commencement of operation of the plants which is expected in 2029. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 50 and 77 EUR/MWh, with one being cancelled in 2024. Additionally, in December, 2023, the Company entered into three PPAs to supply to Sabón 285 GWh/year on a pay as produced basis at a maximum price of 50 EUR/MWh for 10 years from the commencement of operation of the plants which is expected in 2028.
Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (“ETS”) regulation.
Credit risk
Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is trade and other receivables.
Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.
Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish subsidiaries are advanced pursuant to a factoring arrangement. Additionally, in February 2022, a Company subsidiary signed a without recourse factoring agreement with Bankinter.
Liquidity risk
The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company’s main sources of financing are as follows:

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In 2021, the Company exchanged 98.6% of its $350 million aggregate principal amount of 9.375% senior unsecured notes due 2022 (the “Old Notes”) for total consideration of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) for each $1,000 aggregate principal amount of Old -notes, plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company. In July 2023, the Company partially redeemed the Reinstated Senior Notes, for an aggregate principal amount of $150.0 million of the Reinstated Senior Notes plus accrued interest. In February 2024, the Company completed the full redemption of the Reinstated Senior Notes at 102.34375% of the principal amount plus accrued interest.

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In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030. As of December 31, 2024, and 2023 the amortized cost of the loan was $24,997 thousand and $34,427 thousand, respectively.

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In October 2020, the Company signed a factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2024, the factoring agreement provided upfront cash consideration of $427,772 thousand ($431,274 thousand in 2023). The Company has repaid $420,873 thousand ($454,576 thousand in 2023), recognizing bank borrowing debt of $35,059 thousand as of December 31, 2024 (2023: $30,683 thousand).

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In February 2022, a Company subsidiary signed an additional factoring agreement with Bankinter. This program offers the possibility to sell the receivables corresponding to 11 customers pre-approved by the bank and its credit insurer.

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In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with BMO as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. For the years ended December 31, 2024 and 2023, the Company drew down $32,000 thousand and $1,000 thousand, respectively, which has been fully repaid, yielding no balance due as the end of both years.

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In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance the Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.

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In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of CAD 7.0 million ($5.5 million) to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.

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In March, 2022, two Spanish Company subsidiaries and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

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In September 2024, a U.S. Company subsidiary and Citizens entered into three lease schedules from October to December 2024 pursuant to terms and conditions of the Master Lease Agreement. The Company started to lease assets for a three or five-year period, receiving $6.1million upfront as part of a sale of assets to Citizen, as the lessor. In return, the Company will make monthly lease payments of $130 thousand over a 3-year period and $35 thousand over a 5-year period.

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The BME’s (Spanish Stock Exchange) fixed income market admitted the Company’s Commercial Paper Program to trading for a maximum outstanding amount of EUR 50 million. The commercial paper to be issued under the program will have unit denominations of EUR 100 thousand with maturities up to two years. Under this program, the Company will be able to issue commercial paper flexibly over 12 months. This program is led by Bankinter as arranger and agent. In December 2024, Ferroglobe PLC issued 99 commercial paper units totalling EUR 9,900 thousand ($10,255 thousand) at a fixed rate of 5.88%.

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In December 2024, one of the Company’s French subsidiaries entered in a loan agreement with Banque Palatine to borrow an aggregate principal of €7,000 thousand ($7,272 thousand). This loan is guaranteed by a pledge on a future receivable consisting of the Anglefort plant Co2 compensation credits to be received from the French Government in the first half of 2025. This outstanding debt balance is due by September 2025 if the French Government fails to remit the relevant Co2 credits prior. This facility bears interest at Euribor 3-month plus 1%.

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In December 2024, Ferroglobe South Africa as borrower, Ferroglobe PLC as a guarantor and ABSA bank entered into the ABSA financing facility for a total amount of up to ZAR 350 million ($18.5 million). The amount available for drawdown is calculated based on collateral composed of eligible receivables and inventory. Drawdowns accrue interest at the Prime Rate (ZAR) less 1.18%.

Safe Harbor
This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Statements Regarding Forward-Looking Statements.”